Exhibit 2.1

EXECUTION VERSION

PURCHASE AND SALE AGREEMENT

BY AND

AMONG

FELIX ENERGY HOLDINGS, LLC,

AS COMPANY,

ENCAP FEX HOLDINGS, LLC

AND

FELIX STACK INVESTMENTS, LLC

AS SELLERS,

AND

DEPCO DELAWARE, L.L.C.,

AS PURCHASER,

DEVON ENERGY PRODUCTION COMPANY, L.P.,

AS PURCHASER PARENT,

AND,

SOLELY WITH RESPECT TO ITS OBLIGATIONS RELATED TO THE ULTIMATE PARENT SHARES,

DEVON ENERGY CORPORATION,

AS ULTIMATE PARENT

DATED AS OF DECEMBER 6, 2015

i

EXHIBITS:

Exhibit A	[Reserved]
Exhibit B	Form of Assignment of Acquired Interests
Exhibit C	Title/Environmental Disputes
Exhibit D	[Reserved]
Exhibit E	Form of Escrow Agreement
Exhibit F	Form of Registration Rights Agreement
Exhibit G	Form of Revised Assignment

ANNEXES:

Annex 1	Leases
Annex 2	Wells
Annex 3	Allocated Value
Part A	Wells
Part B	Meramec Leases
Part C	Woodford Leases

SCHEDULES:

Schedule 1.2(o)	Company Records
Schedule 1.2(bb)	Effective Time Net Working Capital
Schedule 1.2(nn)	Farmout Agreements
Schedule 1.2(mmm)	Permitted Encumbrances
Schedule 1.3	Excluded Assets
Schedule 3.2(d)	Change of Control
Schedule 3.3(a)	Subsidiaries
Schedule 3.3(d)	Equity Interests
Schedule 3.3(f)	Other Subsidiaries
Schedule 3.5(b)(i)	Employee Plans Contributed to by Sellers
Schedule 3.5(b)(ii)	Employee Plans Maintained by the Company
Schedule 3.5(b)(vi)	Employee Plan Contributions
Schedule 3.5(c)	List of Business Employees and Business Contractors
Schedule 3.6	Litigation
Schedule 3.7	Tax Disclosure
Schedule 3.8	Environmental Disclosure
Schedule 3.10	Company Contracts Disclosure
Schedule 3.11	Preference Rights; Consents
Schedule 3.13	Capital Commitment Disclosure
Schedule 3.14	Absence of Certain Changes Disclosure
Schedule 3.16	Assets of the E&P Business Disclosure
Schedule 3.17	Insurance
Schedule 3.18	Undisclosed Liabilities
Schedule 3.19	Take or Pay
Schedule 3.21	Wells
Schedule 3.22	Imbalances

v

Schedule 3.23	Royalties; Production Proceeds
Schedule 3.24	Lease Disclosure
Schedule 3.25	Surface Restrictions
Schedule 3.26	Operator of Company Wells
Schedule 3.28	Bank Accounts
Schedule 3.29	Intellectual Property
Schedule 3.30(c)	Knowledge
Schedule 5.2	Capital Expenditure Plans
Schedule 5.3	Conduct of the Company Parties
Schedule 5.11	Guarantees to be Replaced
Schedule 5.12(a)	Terminating Agreements
Schedule 5.12(b)	Surviving Intercompany Agreements
Schedule 5.15(a)	Additional Acreage
Schedule 5.15(b)	Premium for Acquisition of New Interests
Schedule 6.5(a)(iv)	Title Defect – Lease Burdens
Schedule 11.1(b)(iii)(D)	Exceptions to Retained Liabilities

Index of Defined Terms

75% Uncured Provision	Section 6.6(c)
Accounting Principles	Section 1.2(a)
Acquired Interests	Recitals
Adjustment Notice	Section 2.4(b)
Affiliate	Section 1.2(b)
Agreed Rate	Section 1.2(c)
Agreement	Preamble
Allocated Value	Section 1.2(d)
Assignment of Acquired Interests	Section 8.2(a)
Business Contractors	Section 1.2(e)
Business Day	Section 1.2(f)
Business Employees	Section 1.2(g)
Capital Expenditure Plans	Section 5.2
Cash Purchase Price	Section 2.1(a)
Claim	Section 11.2(b)
Claim Notice	Section 11.2(b)
Closing	Section 8.1
Closing Cash Payment	Section 2.4(a)
Closing Date	Section 8.1
Closing Settlement Statement	Section 2.4(a)
Code	Section 1.2(h)
Company	Preamble
Company Contract	Section 1.2(i)
Company Earned Leases	Section 1.2(j)
Company Equipment	Section 1.2(k)
Company Final Partnership Income Tax Return	Section 1.2(l)
Company Parties	Section 1.2(m)
Company Properties	Section 1.2(n)
Company Records	Section 1.2(o)
Company Unearned Leases	Section 1.2(p)
Company Wells	Section 1.2(q)
Confidentiality Agreement	Section 6.1(c)
Consolidated Group	Section 1.2(r)
Controlled Group Liabilities	Section 1.2(s)
Credit Agreement	Section 1.2(t)
Cure Election	Section 6.4(b)
Cure Period	Section 1.2(u)
Customary Post-Closing Consents	Section 1.2(v)
D&O Indemnified Parties	Section 5.14(b)
Damages	Section 11.1(d)
Debt Payoff Amount	Section 1.2(w)
Debt Payoff Letters	Section 1.2(x)
Defect Deductible	Section 6.4(g)
Defect Response Date	Section 6.4(b)
Derivatives	Section 5.8

Determination Date	Section 2.4(b)(ii)
Disclosing Party	Section 5.20
Dispute Auditor	Section 2.4(b)(ii)
Dispute Election	Section 6.4(b)
Disputed Environmental Amount	Section 6.6(c)
Disputed Environmental Matter	Section 6.7
Disputed Matter	Section 6.7
Disputed Title Matter	Section 6.7
Disputed Title Amounts	Section 1.2(y)
Due Date	Section 9.2(e)
E&P Business	Section 1.2(z)
EF Holdings	Preamble
Effective Time	Section 1.2(aa)
Effective Time Net Working Capital	Section 1.2(bb)
Employed Properties	Section 3.16
Employee Plans	Section 1.2(cc)
EnCap Affiliate	Section 1.2(dd)
End Date	Section 10.1
ENLC	Section 7.1(d)
EnLink Purchaser	Section 7.1(d)
ENLK	Section 7.1(d)
Environmental Defect	Section 1.2(ee)
Environmental Defect Amount	Section 1.2(ff)
Environmental Defect Deadline	Section 6.6(a)
Environmental Defect Property	Section 6.6(b)
Environmental Dispute Election	Section 6.6(c)
Environmental Laws	Section 3.8
Environmental Liabilities	Section 1.2(gg)
Environmental Notice	Section 1.2(hh)
Environmental Threshold	Section 6.6(d)
Equity Interests	Section 3.3(d)
ERISA	Section 1.2(ii)
ERISA Affiliate	Section 1.2(jj)
Escrow Account	Section 1.2(kk)
Escrow Agent	Section 1.2(ll)
Escrow Agreement	Section 8.2(g)
Escrow Amount	Section 1.2(mm)
Exchange	Section 9.10
Exchange Act	Section 4.13
Excluded Assets	Section 1.3
Excluded Company Records	Section 1.2(o)(iv)
Execution Date	Preamble
Existing Business	Section 3.16
Farmout Agreements	Section 1.2(nn)
FE-STACK	Section 7.1(d)
Felix Energy	Section 1.2(oo)

Felix Energy Final Partnership Income Tax Return	Section 1.2(pp)
Felix Energy GP	Section 1.2(qq)
Final Section 2.2(b) Schedule	Section 2.2(c)
Financial Statements	Section 1.2(rr)
Financing	Section 4.7
FS Investments	Preamble
Fundamental Representations	Section 11.3(a)
Governmental Authority	Section 1.2(ss)
Governmental Authorizations	Section 1.2(tt)
Hazardous Materials	Section 1.2(uu)
Hydrocarbons	Section 1.2(vv)
Imbalance	Section 1.2(ww)
Income Taxes	Section 1.2(xx)
Indemnified Person	Section 11.2(a)
Indemnifying Person	Section 11.2(a)
Intellectual Property	Section 1.2(yy)
Invasive Activities	Section 6.2(a)
Laws	Section 1.2(zz)
Lease Burdens	Section 1.2(aaa)
Leases	Section 1.2(bbb)
Liabilities	Section 3.18
Liens	Section 1.2(ccc)
Listed Interests	Section 1.2(ddd)
Loan	Section 1.2(eee)
Lowest Cost Response	Section 1.2(fff)
Material Adverse Effect	Section 3.30(e)
Material Contract	Section 1.2(ggg)
Multiemployer Plan	Section 1.2(hhh)
Net Mineral Acres	Section 1.2(iii)
Net Revenue Interest	Section 1.2(jjj)
New Bonds and LCs	Section 5.11
New Interests	Section 5.15(a)
Non-Compete Parties	Section 1.2(kkk)
Non-Target Depths	Section 5.22(c)
Operator	Section 5.15(c)
Organizational Documents	Section 1.2(lll)
Parent	Preamble
Party; Parties	Preamble
Payout Balance(s)	Section 3.19
Permitted Encumbrance	Section 1.2(mmm)
Person	Section 1.2(nnn)
Phase I Activities	Section 1.2(ooo)
Post-Closing Period	Section 1.2(ppp)
Pre-Closing Period	Section 1.2(qqq)
Prior Assignment	Section 1.2(rrr)
Post-Closing Statement	Section 2.4(b)

Preliminary Section 2.2(b) Schedule	Section 2.2(b)
Proposal	Section 5.2(q)
Purchase Price	Section 2.1(a)
Purchaser	Preamble
Purchaser Material Adverse Effect	Section 4.4
Purchaser Parent	Preamble
Purchaser’s Environmental Review	Section 6.2(a)
Purchaser’s Phase 1 Environmental Review	Section 6.2(a)
Purchaser’s Representatives	Section 6.1(a)
Receiving Party	Section 5.20
Registration Rights Agreement	Section 8.2(j)
Release	Section 1.2(sss)
Remediate, Remediation, Remedial	Section 1.2(ttt)
Replacement Acreage	Section 6.4(f)
Replacement Interests	Section 6.4(f)
Retained Employee Liabilities	Section 1.2(uuu)
Retained Liabilities	Section 11.1(b)(iii)
Revised Assignment	Section 1.2(vvv)
Securities Act	Section 3.1(e)
Seller; Sellers	Preamble
Seller Consolidated Group	Section 1.2(www)
Seller Consolidated Return	Section 1.2(xxx)
Seller Taxes	Section 9.1(a)
Sooner Entities	Section 1.2(yyy)
Sooner Trend Minerals	Section 1.2(zzz)
Straddle Period	Section 1.2(aaaa)
Supplemental Disclosure	Section 5.20
Survival Period	Section 6.8
Suspended Funds	Section 1.2(bbbb)
Tall Oak	Section 7.1(d)
Target Depth(s)	Section 1.2(cccc)
Tax	Section 1.2(dddd)
Tax Affidavit	Section 7.2(e)
Tax Audit	Section 9.5(a)
Tax Indemnified Person	Section 9.5(a)
Tax Return	Section 9.2(b)
Tax Return Preparer	Section 9.2(e)
Tax Sharing Agreement	Section 9.3
TD Purchase Price Adjustment Amount	Section 6.4(c)
Terminating Agreements	Section 5.12
Termination Period	Section 5.20
Third-Party Loans	Section 1.2(eeee)
Title Benefit	Section 1.2(ffff)
Title Benefit Amount	Section 6.5(b)
Title Defect	Section 1.2(gggg)
Title Defect Amount	Section 6.5(a)

x

Title Defect Deadline	Section 6.4(a)
Title Defect Property	Section 6.4(b)
Title Notice	Section 1.2(hhhh)
Title Threshold	Section 6.4(g)
TOM-STACK	Section 5.3(e)
TOM-STACK Purchase Agreement	Section 7.1(d)
TOM-STACK Seller	Section 7.1(d)
TOMPC	Section 7.1(d)
TOMPC Purchase Agreement	Section 7.1(d)
Transfer Taxes	Section 12.3
Transaction Costs	Section 1.2(jjjj)
Ultimate Parent	Preamble
Ultimate Parent SEC Reports	Section 4.13
Ultimate Parent Shares	Section 2.1(a)
Unadjusted Purchase Price	Section 2.1(a)
Weighted NRI	Section 5.22(c)
Well Data Sharing Agreement	Section 1.2(kkkk)
Wholly-Owned Subsidiary	Section 1.2(llll)
Working Interest	Section 1.2(mmmm)

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this “Agreement”), is dated as of December 6, 2015 (the “Execution Date”), by and among (i) Felix Energy Holdings, LLC, a limited liability company organized under the Laws of the State of Delaware (the “Company”), (ii) EnCap Fex Holdings, LLC, a limited liability company organized under the Laws of the State of Delaware (“EF Holdings”), (iii) Felix Stack Investments, LLC, a limited liability company organized under the Laws of the State of Delaware (“FS Investments” and, together with EF Holdings, “Sellers” and each a “Seller”), (iv) DEPCO Delaware, L.L.C., a limited liability company organized under the Laws of the State of Delaware (“Purchaser”) and a wholly-owned subsidiary of Devon Energy Production Company, L.P., a limited partnership organized under the Laws of the State of Oklahoma (“Purchaser Parent”), (v) Purchaser Parent, and, (vi) solely with respect to its obligations related to the Ultimate Parent Shares (as defined herein), Devon Energy Corporation, a corporation organized under the Laws of the State of Delaware (“Ultimate Parent” and, individually or together, as the context requires, with Purchaser Parent, “Parent”). The Company, Sellers, Purchaser and Parent are referred to collectively as the “Parties” and individually as a “Party.”

RECITALS

Sellers desire to sell and Purchaser desires to purchase all of the issued and outstanding membership interests (the “Acquired Interests”) of the Company on the terms and conditions set forth herein; and

In connection with transactions contemplated by this Agreement, each of the Non-Compete Parties and Purchaser has delivered concurrently herewith a Confidentiality and Non-Competition Agreement dated as of the Execution Date.

NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

PURCHASE AND SALE

Section 1.1 Purchase and Sale. On the terms and conditions contained in this Agreement, Sellers agree to sell, assign, transfer and convey to Purchaser, and Purchaser agrees to purchase, accept and pay for, the Acquired Interests of the Company.

Section 1.2 Certain Definitions. Capitalized terms set forth in this Agreement have the meanings set forth in this Section 1.2 or in the Sections referenced in the “Index of Defined Terms” at the front of this Agreement. As used herein:

(a) “Accounting Principles” means United States generally accepted accounting principles.

(b) “Affiliate” means, with respect to any Person, a Person that directly or indirectly controls, is controlled by or is under common control with such Person, with control in such context (including, with its correlative meaning, “controlled by” and “under common control with”) meaning the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise; provided, however, EnCap Investments, L.P. and its other controlled entities shall not be deemed to be an Affiliate of Sellers or the Company Parties (other than EnCap Investments, L.P.’s direct and indirect ownership in the Sellers, the Company Parties and their respective subsidiaries).

(c) “Agreed Rate” means the lesser of (x) two and one-half percentage points (2.5%) and (y) the maximum rate allowed by applicable Laws.

(d) “Allocated Value” means, with respect to each Listed Interest, the amount of the Purchase Price allocated to that Listed Interest as set forth on Annex 3 under the column “Allocated Value”.

(e) “Business Contractors” means the Persons who are engaged by the Company or any other Company Party as independent contractors to provide or perform services with respect to the E&P Business.

(f) “Business Day” means any day other than a Saturday, a Sunday, or a day on which banks are closed for business in Houston, Texas, United States of America.

(g) “Business Employees” means the individuals who are employed by the Company or any other Company Party.

(h) “Code” means the United States Internal Revenue Code of 1986, as amended.

(i) “Company Contract” means any contract, agreement or instrument to which any Company Party is a party, provided that the defined term “Company Contract” shall not include any Company Earned Leases and other instruments to the extent constituting any Company Party’s chain of title to the Company Earned Leases (other than the Farmout Agreements, the acquisition purchase and sale agreements pursuant to which the Company Properties were acquired, and similar acquisition documents, unless such acquisition purchase and sale agreements and similar acquisition documents are fully performed and no Company Party has any continuing obligations or undertakings thereunder, such as non-disclosure or non-compete obligations).

(j) “Company Earned Leases” means a Lease other than a Company Unearned Lease.

(k) “Company Equipment” means all equipment, machinery, vehicles, materials, equipment inventory, fixtures and other tangible personal property and improvements which are a part of the Company Properties.

(l) “Company Final Partnership Income Tax Return” means the final U.S. federal income Tax Return of the Company (and related Schedules K-1) required to be filed for the Tax period ending on the Closing Date.

(m) “Company Parties” means the Company and the Wholly-Owned Subsidiaries.

(n) “Company Properties” means the assets and properties of the Company Parties.

(o) “Company Records” means all original (or electronic or paper copies where originals do not exist) data, information, software, books, plats, files, studies, memoranda, reservoir models, supplier lists, customer lists, and records of the Company Parties, including all production records, operating records, correspondence, lease records, land files, well logs and other well-related records, and division order records, prospect files, title records (including abstracts of title, ownership reports, title opinions and memoranda, and title curative documents), contract files, engineering, maintenance and/or production files, regulatory filings, environmental and worker safety records, accounting records, Tax records, and maps, electric logs, core data, pressure data and decline curves; excluding, however:

(i) any data, information, software and records to the extent disclosed on Schedule 1.2(o);

(ii) all legal records and legal files of Sellers including all work product of and attorney-client communications with any Seller’s legal counsel (other than such Seller’s legal records and legal files for litigation, claims or proceedings involving or relating to any Company Party or assets of the E&P Business, including any files or records necessary or useful to defend or prosecute any such lawsuit or claim);

(iii) data and records relating to the sale of the Acquired Interests, such as bids received from and records of negotiations with third Persons but excluding communications between Sellers and Purchaser relating to the transaction contemplated by this Agreement; and

(iv) those original data, information, software and records retained by any Seller pursuant to Section 12.5 (the records referred to in clauses (i) through (iv) above, the “Excluded Company Records”).

(p) “Company Unearned Leases” means a Lease which a Company Party has not received an assignment of pursuant to a Farmout Agreement, a Material Contract or a lease auction process, in each case, under which a Company Party has the legally enforceable right to receive an assignment without further action or upon such Company Party’s satisfaction of an undertaking or a condition set forth therein or required thereby, as the case may be. Company Unearned Leases as of the date hereof are identified as such on Annex 1.

(q) “Company Wells” means any and all oil, gas, water, CO2 or injection wells and other injection or disposal wells, and temporarily abandoned and permanently plugged and abandoned wells, in each case in which the Company Parties have an interest, located on or attributable or allocated to the Company Earned Leases or on the pooled, communitized or unitized acreage that includes all or any part of the Company Earned Leases, including the wells listed on Annex 2.

(r) “Consolidated Group” means any affiliated, combined, consolidated, unitary or similar group with respect to any Taxes, including any affiliated group within the meaning of Section 1504 of the Code electing to file consolidated federal income Tax Returns and any similar group under foreign, state or local Law.

(s) “Controlled Group Liabilities” means any and all Liabilities of Sellers or any ERISA Affiliates (i) under Title IV of ERISA, (ii) under Sections 206(g), 302 or 303 of ERISA, (iii) under Sections 412, 430, 431, 436 or 4971 of the Code, (iv) as a result of the failure to comply with the continuation of coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) under corresponding or similar provisions of any foreign Laws.

(t) “Credit Agreement” means that certain Amended and Restated Credit Agreement, dated July 13, 2015, by and among Felix Energy, the Company, the other loan parties listed on the signature pages thereto and JPMorgan Chase Bank, N.A., as amended, modified, or otherwise supplemented.

(u) “Cure Period” means the period from and after the Closing Date until the ninetieth (90th) day after the Title Defect Deadline.

(v) “Customary Post-Closing Consents” means consents, approvals and/or authorizations from Governmental Authorities that customarily are obtained following the closing of transactions substantially similar to the transactions contemplated by this Agreement.

(w) “Debt Payoff Amount” means the aggregate outstanding amount of all unpaid Third-Party Loans of the Company Parties as of the Closing Date, including principal and interest, breakage costs, prepayment penalties, swap terminations, obligations under letters of credit and all other fees, required to be paid to satisfy fully all Third-Party Loans owed to such lender as contemplated by this Agreement.

(x) “Debt Payoff Letters” means payoff letters, each in form and substance reasonably acceptable to Purchaser, from each lender of a Third-Party Loan setting forth (i) the Debt Payoff Amount and (ii) wire transfer instructions for such lender. Each Debt Payoff Letter shall provide for the release and termination of all Liens (including the return of any possessory collateral), further assurances from the lender to effectuate the foregoing, and the termination of recourse and other obligations associated with the Third-Party Loan that is the subject of such Debt Payoff Letter upon receipt of the amount specified in such Debt Payoff Letter to be paid on the Closing Date.

(y) “Disputed Title Amounts” means the aggregate Title Defect Amounts asserted by Purchaser that remain subject to resolution pursuant to Section 6.7.

(z) “E&P Business” means the oil and gas exploration and production business and operations conducted as of the Execution Date (consistent with past practices) by the Company Parties (but excluding the same as they relate to assets excluded pursuant to Section 1.3).

(aa) “Effective Time” means 12:01 a.m., local time at the respective location of the assets of the E&P Business, on the Closing Date.

(bb) “Effective Time Net Working Capital” has the meaning set forth in Schedule 1.2(bb).

(cc) “Employee Plans” means any employee benefit plans, programs, arrangements and agreements (whether or not written), including (i) all retirement, savings and other pension plans; (ii) all health, severance, insurance, disability and other employee welfare plans; and (iii) all employment, consulting, retention, bonus, incentive, deferred compensation, equity or equity-based compensation, perquisites, severance, change of control, vacation and other similar plans, programs, practices or agreements, whether or not subject to ERISA and whether covering one person or more than one person.

(dd) “EnCap Affiliate” means EnCap Energy Capital Fund IX, L.P. and any Person in whom EnCap Energy Capital Fund IX, L.P. has an equity interest which has a direct or indirect ownership interest in the Company.

(ee) “Environmental Defect” means any event, condition, or circumstance, including any Release into the environment of Hazardous Materials, relating to any of the Company Properties that (i) constitutes a violation of any Environmental Law or (ii) would reasonably be expected to require Remediation under Environmental Laws.

(ff) “Environmental Defect Amount” means, with respect to each Environmental Defect, the estimated Lowest Cost Response net to the Company Parties’ interest of Remediation for such Environmental Defect for the affected Listed Interest (or Listed Interests if multiple Listed Interests are affected).

(gg) “Environmental Liabilities” means any Damages incurred or imposed pursuant to any (i) order, notice of responsibility, directive (including requirements embodied in Environmental Laws), injunction, judgment or similar ruling or act (including settlements) by any Governmental Authority to the extent arising out of any violation of, or Remedial obligation under, any Environmental Law or (ii) claim or cause of action by a Governmental Authority or other Person for personal injury, death, property damage, damage to natural resources, Remediation or payment or reimbursement of Remediation costs, or similar costs or expenses to the extent arising out of a Release of any Hazardous Material, or any violation of, or any Remediation obligation under, any Environmental Laws.

(hh) “Environmental Notice” means a written notice with respect to any Environmental Defect that includes (i) a reasonable description and explanation of the matter constituting the alleged Environmental Defect and the Company Properties believed by Purchaser to be affected thereby, including a reasonable description of the alleged violation of Environmental Law represented by such matter, (ii) Purchaser’s estimate of the Environmental Defect Amount with respect to such Environmental Defect and (iii) such supporting reports and data in Purchaser’s possession which evidence the existence of any such Environmental Defect (which shall be governed by the terms of the Confidentiality Agreement) and the alleged Environmental Defect Amount.

(ii) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(jj) “ERISA Affiliate” means any Person that is required to be treated as a single employer with any Seller or any Company Party under Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(l) of ERISA.

(kk) “Escrow Account” means the account established pursuant to the Escrow Agreement.

(ll) “Escrow Agent” means JPMorgan Chase Bank, N.A.

(mm) “Escrow Amount” means an amount equal to Two Hundred Thirty Seven Million Five Hundred Thousand Dollars ($237,500,000).

(nn) “Farmout Agreements” means each of those Company Contracts described on Schedule 1.2(nn).

(oo) “Felix Energy” means Felix Energy, LLC, a limited liability company organized under the Laws of the State of Delaware.

(pp) “Felix Energy Final Partnership Income Tax Return” means the final U.S. federal income Tax Return of Felix Energy (and related Schedules K-1) required to be filed for the Tax period ending as a result of the conversion described in Section 9.11.

(qq) “Felix Energy GP” means Felix Energy, Inc., a corporation incorporated under the Laws of the State of Delaware, and any successor thereto.

(rr) “Financial Statements” means (i) the audited consolidated financial statements of Felix Energy, including the notes thereto, consisting of a balance sheet as of December 31 in each of the years 2013 and 2014 and the related consolidated statements of operations, changes in members’ or stockholders’ equity and cash flows for the period from March 7, 2013 (at inception) through December 31, 2013 and the year ended December 31, 2014 and (ii) the unaudited consolidated financial statements of each of the Company and Felix Energy consisting of a balance sheet as of September 30, 2015 and the related consolidated statements of operations, changes in members’ or stockholders’ equity and cash flows for the nine-month period then ended.

(ss) “Governmental Authority” means any federal, state, local or foreign government or other political subdivision or quasi-governmental entity, and all departments, courts, tribunals, commissions, boards, arbitral bodies, bureaus, bodies, ministries, agencies or other instrumentalities of any of them.

(tt) “Governmental Authorizations” means any governmental licenses, permits, franchises, orders, exemptions, variances, waivers, authorizations, certificates, consents, rights, privileges and applications therefor issued by, or if only submission is required, submitted to and accepted by, any Governmental Authority.

(uu) “Hazardous Materials” means any waste, chemical, material or other substance regulated, defined or listed as a hazardous substance, a solid waste (including any oil and gas exploration and production wastes, components, fractions or derivatives thereof), hazardous waste, toxic substance, hazardous material, contaminant, pollutant or words of similar meaning or import under any applicable Environmental Law and present in a form or in quantities or concentrations that reasonably could form the basis of an Environmental Liability under any Environmental Law.

(vv) “Hydrocarbons” means oil, gas, condensate or any other gaseous and liquid hydrocarbons or any combination or constituents thereof, including sulphur and other constituents extracted therefrom.

(ww) “Imbalance” means over-production or under-production or over-deliveries or under-deliveries, as applicable, on account of (i) any outstanding imbalance at the wellhead between the amount of Hydrocarbons produced from a Company Well and allocable to the interests of the Company Parties therein and the shares of production from the relevant Company Well that are actually taken by or delivered to or for the account of Company Parties and (ii) any outstanding marketing imbalance between the amount of Hydrocarbons required to be delivered by or to any Company Party under any Company Contract relating to the purchase and sale, gathering, transportation, storage, treating, processing, or marketing of Hydrocarbons and the Hydrocarbons actually delivered by or to or for the account of any Company Party pursuant to any such Company Contract.

(xx) “Income Taxes” means any income, capital gains, franchise and similar Taxes.

(yy) “Intellectual Property” means all of the following in any jurisdiction throughout the world: (i) patents, patent applications, patent disclosures and inventions (whether or not patentable); (ii) trademarks, service marks, trade dress, trade names, corporate names and domain names and other similar indicia of origin, and all goodwill associated therewith, and registrations of and applications to register the foregoing; (iii) copyrights and all registrations of and applications to register the foregoing; (iv) trade secrets, confidential information and confidential know-how (including confidential information regarding manufacturing and production processes, models, simulations, ideas, research and development, formulas, compositions, technical and engineering data/reports, process and operating manuals, drawings, designs, specifications, customer and supply data, pricing and cost information, and business and marketing plans and proposals); and (v) all other intellectual property rights.

(zz) “Laws” means all laws, statutes, rules, regulations, ordinances, orders, writs, injunctions, decrees, requirements, judgments, settlements and codes of Governmental Authorities, including obligations arising under the common law and Governmental Authorizations.

(aaa) “Lease Burdens” means the royalties, overriding royalties, production payments, non-participating royalties, payments out of production, reversionary interests (other than the reversion of the mineral estate to the lessor upon termination of a Lease), convertible interests, net profits interests and all other similar interests burdening a Lease.

(bbb) “Leases” means the oil, gas and/or mineral leases and rights under forced pooling orders, in each case, described on Annex 1 (including any ratifications, extensions and amendments thereof filed of record or described on Annex 1).

(ccc) “Liens” means any lien, pledge, claim, charge, security interest or other encumbrance or other rights of any other Person with respect to the applicable property.

(ddd) “Listed Interests” means each Company Well, Company Earned Lease and/or Company Unearned Lease, in each case, as set forth on Annex 3.

(eee) “Loan” means any indebtedness for money or guarantee of any such indebtedness.

(fff) “Lowest Cost Response” means the response allowed under Environmental Laws that addresses an environmental condition which requires Remediation (including such Remediation as is ordered or directed by any Governmental Authority) at the lowest cost (considered as a whole and taking into consideration any negative impact such response may have on operations conducted by Purchaser upon properties as well as any potential additional costs or Liabilities that may arise as a result of such response) as compared to any other response that is allowed under Environmental Laws. Taking no action for an environmental condition for which Remediation is required shall constitute the Lowest Cost Response if, after investigation, taking no action is determined to be allowed under Environmental Laws (unless Remediation is ordered or directed by any Governmental Authority). If taking no action for an environmental condition for which Remediation is required is not allowed under Environmental Laws, the least costly active remedy, such as (a) a risk-based closure that may or may not require institutional controls such as deed restrictions limiting the use of the property to its present or similar uses or prohibiting the installation of shallow groundwater wells, or (b) the installation of engineering controls or physical barriers to contain, stabilize, prevent migration of, or exposure to, Hazardous Materials, including caps, dikes, encapsulation, leachate collection systems, and similar barriers or controls, shall be the Lowest Cost Response; provided that the Lowest Cost Response shall always include Remediation ordered or directed by any Governmental Authority. The Lowest Cost

Response shall not include (i) the costs of Purchaser’s and/or its Affiliate’s employees, project manager(s) or attorneys, (ii) expenses for matters that are costs of doing business, e.g., those costs that would ordinarily be incurred in the day-to-day operations of the Company Properties, or in connection with permit renewal/amendment activities, (iii) overhead costs of Purchaser and/or its Affiliates, (iv) costs and expenses that would not have been required under Environmental Laws as they exist on the Execution Date, (v) costs or expenses incurred in connection with Remedial action that is designed to achieve standards that are more stringent than those required for similar facilities or that fails to reasonably take advantage of applicable risk reduction or risk assessment principles allowed under applicable Environmental Laws, and/or (vi) any costs or expenses relating to the Remediation of any naturally occurring radioactive material.

(ggg) “Material Contract” means any Company Contract which (x) can reasonably be expected to generate gross revenue per year in excess of Two Hundred and Fifty Thousand and No/100 Dollars ($250,000) to the Company Parties, or to require expenditures per year in excess of Two Hundred and Fifty Thousand and No/100 Dollars ($250,000) by the Company Parties or (y) is of one or more of the following types:

(i) contracts for the purchase, sale or exchange of Hydrocarbons (unless such contract is terminable by a Company Party at will (without penalty) on sixty (60) days’ notice or less);

(ii) contracts for the gathering, treating, processing, handling, refining, storing, transporting, marketing, disposal or injection of Hydrocarbons, contracts containing an acreage dedication or volume commitment, and all similar contracts (unless such contract is terminable by a Company Party at will (without penalty) on sixty (60) days’ notice or less);

(iii) contracts containing all production payments or net profits interests provisions burdening the Company Parties’ interest in any of the Company Properties;

(iv) contracts for the use of drilling rigs;

(v) merger agreements, purchase agreements, farmin and farmout agreements, exploration agreements, participation agreements, participation area agreements, exchange agreements, pre-pooling letter agreements and similar agreements providing for the earning of an equity interest, beneficial interest or contractual leasehold interest;

(vi) operating agreements, joint lease operating agreements, unit agreements, unit operating agreements and communitization agreements;

(vii) seismic and other data licenses and contracts;

(viii) partnership agreements, joint venture agreements, development agreements, exploration agreements and similar agreements;

(ix) any contract (A) relating to the license, disposition or acquisition (directly or indirectly) by any Company Party of assets other than in the ordinary course of business consistent with past practice, or (B) pursuant to which any Company Party will acquire any interest in any other Person;

(x) any indenture, mortgage, loan, note, credit, sale-leaseback or similar contract, including all Third-Party Loans, (in each case) to which any of the Acquired Interests, any of the Company Properties or any Company Party is subject (whether the applicable Company Party is the borrower or the lender) and all related security agreements or similar agreements associated therewith;

(xi) any contract requiring any Company Party to provide any guaranty, letter of credit, cash, treasury securities, comfort letter, surety bond, or other credit support to any other Person, and any contract requiring any Seller, any Company Party, or any Affiliate of the Company Parties to do so with respect to the Acquired Interests, any Company Party or the Company Properties;

(xii) (A) any contract creating a capital lease obligation, (B) any contract for the sale of accounts receivable, and (C) any contract the principal purpose of which is for a Company Party to provide indemnification to any other Person;

(xiii) any contract relating to Derivatives;

(xiv) any contract that constitutes a lease (other than the Leases) under which any Company Party is the lessor or the lessee of real or personal property which lease (A) cannot be terminated by any Company Party without penalty upon sixty (60) days’ or less notice and (B) involves an annual base rental of more than Fifty Thousand Dollars ($50,000);

(xv) any contract between or among (A) Sellers or its Affiliates (disregarding the proviso in the definition of “Affiliate”) and the Company Parties and (B) the Company Parties and its Affiliates;

(xvi) any contract for consulting services (excluding ordinary hourly services for accounting and legal) or outsourcing of employment services, and each employment contract (unless such contract involves annual expenditures of less than Fifty Thousand Dollars ($50,000));

(xvii) any contract with any entity that provides staff leasing, personnel services, employee leasing or other personnel-related, employment-related or employee benefit-related services to a Company Party (unless such contract involves annual expenditures of less than Fifty Thousand Dollars ($50,000));

(xviii) any contracts with any labor union or association or other Person representing, purporting to represent or seeking to represent any employee of a Company Party or other individual who provides services to a Company Party;

(xix) any contracts (other than confirmations of transactions pursuant to master agreements and Governmental Authorizations) with any Governmental Authority;

(xx) any contract that contains an area of mutual interest, non-compete, non-solicit, drag along rights, tag along rights, rights of first refusal, first offer or other right to purchase, participation rights, or similar provisions pursuant to which any third party may be entitled to acquire an interest in any Company Property or the Acquired Interests, which would restrict Purchaser’s or any Company Party’s actions with respect to the Company Properties after Closing or which limits or otherwise restricts any Company Party or Purchaser (after Closing) from engaging or competing in any line of business, in any geographic location or with any Person;

(xxi) other than the Leases, any contract, surface lease, easement or other surface use agreement relating to the Company Properties providing a third party with rights to a Lease Burden or payment (in excess of twenty-five thousand dollars ($25,000) in aggregate) triggered by the use of the relevant surface property for drilling or other purposes;

(xxii) any contract that provides a Company Party the right to receive assignment of a Company Unearned Lease; and

(xxiii) any contract that would prevent, materially delay or materially impede consummation of any of the transactions contemplated by this Agreement or that would require any of the Company Parties to make a payment as a result of the consummation of the transactions contemplated by this Agreement.

(hhh) “Multiemployer Plan” means a multiemployer plan, as defined in Section 4001(a)(3) of ERISA.

(iii) “Net Mineral Acres” means, as computed separately with respect to each Lease, (i) the number of gross acres in the lands covered by such Lease, multiplied by (ii) the undivided percentage interest in the Hydrocarbons produced from the lands covered by such Lease, multiplied by (iii) if such Lease is a Company Earned Lease, the Company Parties’ Working Interest in such Lease, or if such Lease is a Company Unearned Lease, the Company Parties’ Working Interest in such Lease assuming (X) the Company Parties’ full performance of the undertakings and satisfaction of the conditions, if any, set forth in the applicable Farmout Agreement, other Material Contract or lease auction process pertaining to such Company Unearned Leases and (Y) receipt of an assignment of the same pursuant to the applicable Farmout Agreement, such other Material Contract or lease auction process; provided that, if items (ii) and/or (iii) vary as to different areas (including Target Depths) of such lands covered by such Lease, a separate calculation shall be done for each such area.

(jjj) “Net Revenue Interest” means the interest (expressed as a percentage or decimal) in and to all the Hydrocarbons produced and saved or sold from or allocated to the relevant Company Well or drilling and spacing unit (or if no drilling or spacing unit, governmental section) after giving effect to all valid Lease Burdens.

(kkk) “Non-Compete Parties” means each of Skye A. Callantine, W. King Grant, Michael D. Horton, Andrew T. Dunleavy, Zachary D. Holland, Bill Arnold and Greg P. Anderson.

(lll) “Organizational Documents” means (i) the articles or certificate of incorporation and bylaws of a corporation; (ii) the certificate of formation and limited liability company agreement of a limited liability company; (iii) the limited partnership agreement and a certificate of limited partnership of a limited partnership; (iv) any charter or similar document adopted or filed in connection with the creation, formation, or organization of any Person; and (v) any amendment to any of the foregoing.

(mmm) “Permitted Encumbrance” means:

(i) all royalties, overriding royalties, non-participating royalties, payments out of production, reversionary interests, convertible interests, net profits interests and similar burdens upon, measured by, or payable out of production, or otherwise affecting the Company Parties’ Net Revenue Interest in any Company Well, if the net cumulative effect of such burdens does not operate to (A) reduce the Net Revenue Interest of the Company Parties in any Company Well with respect to any portion of the Target Depths for such Company Well to less than the Net Revenue Interest for such Company Well as set forth in Annex 3 for the Target Depths, (B) increase the Working Interest of the Company Parties in any Company Well with respect to any portion of the Target Depths for such Company Well to greater than the Working Interest for such Company Well as set forth in Annex 3 for the Target Depths (unless the Company Parties’ Net Revenue Interest with respect to such Company Well with respect to such Target Depths for such Company Well is greater than the Net Revenue Interest for such Company Well as set forth in Annex 3 for the Target Depths, in the same or greater proportion as such increase in such Working Interest), (C) reduce the Net Mineral Acres for a Lease with respect to any portion of the Target Depths for such Lease below the Net Mineral Acres set forth on Annex 3 for the applicable Target Depths for such Lease or (D) increase the Lease Burdens of any Lease with respect to any portion of the Target Depths for such Lease on Annex 3 to an amount greater than the Lease Burdens described on Annex 3 for the applicable Target Depths for such Lease;

(ii) all rights to consent by, required notices to, approvals of, filings with, or other actions by Governmental Authorities in connection with the transfer of the Company Properties to Purchaser that are customarily obtained subsequent to the assignment of properties similar to the Company Properties, including Customary Post-Closing Consents;

(iii) all non-consent penalties applied against the interest of the Company Parties in any of the Target Depths in any Company Well arising prior to the Execution Date, which are taken into account in the calculation of the Working Interest and Net Revenue Interest for the applicable Target Depths shown on Annex 3 with respect to such Company Well;

(iv) all easements, rights-of-way, covenants, restrictions, servitudes, permits, surface leases, surface use agreements, sub-surface leases, grazing rights, logging rights, mining rights and other similar rights (including rights in respect of surface operations) with respect to the Leases, and canals, ditches, reservoirs, pipelines, utility lines, power lines, railways, streets, roads, alleys, highways, and other structures on, over, through or under the Leases, that do not materially detract from the value of or materially interfere with the reasonably prudent ownership, operation or use of the assets subject thereto or affected thereby (as currently used or owned and with respect to future operations, as would be acceptable to a reasonably prudent operator);

(v) all Title Defects that Purchaser has waived in writing or is deemed to have waived pursuant to the terms of this Agreement;

(vi) the terms and conditions of (X) the Leases, Company Contracts and the instruments listed on Schedule 1.2(mmm), provided the net cumulative effect of such matters does not operate to (A) reduce the Net Revenue Interest of the Company Parties in any Company Well with respect to any portion of the Target Depths for such Company Well to less than the Net Revenue Interest for such Company Well as set forth in Annex 3 for the Target Depths, (B) increase the Working Interest of the Company Parties in any Company Well with respect to any portion of the Target Depths for such Company Well to greater than the Working Interest for such Company Well as set forth in Annex 3 for the Target Depths (unless the Company Parties’ Net Revenue Interest with respect to such Company Well with respect to such Target Depths for such Company Well is greater than the Net Revenue Interest for such Company Well as set forth in Annex 3 for the Target Depths, in the same or greater proportion as such increase in such Working Interest), (C) reduce the Net Mineral Acres for a Lease with respect to any portion of the Target Depths for such Lease below the Net Mineral Acres set forth on Annex 3 for the applicable Target Depths for such Lease or (D) increase the Lease Burdens of any Lease with respect to any portion of the Target Depths for such Lease on Annex 3 to an amount greater than the Lease Burdens described on Annex 3 for the applicable Target Depths for such Lease and (Y) this Agreement;

(vii) conventional rights of reassignment, upon the surrender or expiration of any Lease which have not been triggered as of the date hereof;

(viii) all Liens for Taxes or assessments not yet due or not yet delinquent or, if delinquent, that are being contested in good faith in the normal course of business;

(ix) all applicable Laws and rights reserved to or vested in any Governmental Authority pursuant to applicable Law (A) to control or regulate any Company Property in any manner, (B) by the terms of any right, power, grant or permit, or by provision of Law, to terminate such right, power, grant or permit or to purchase, condemn, expropriate or recapture or to designate a purchaser of any of the Company Properties, (C) to use the Company Properties in any manner and (D) to enforce any obligations or duties owed to any Governmental Authority with respect to any permit;

(x) Liens set forth on Schedule 1.2(mmm) released prior to or at the Closing;

(xi) any encumbrance or loss of title resulting from the Company Parties’ conduct of business after the Execution Date and prior to the Closing Date specifically required by, and in compliance with, this Agreement;

(xii) zoning and planning ordinances and municipal regulations;

(xiii) vendors, carriers, warehousemen’s, repairmen’s, mechanic’s, workmen’s, materialmen’s, construction or other like Liens arising by operation of Law in the ordinary course of business or incident to the construction or improvement of any Company Property in respect of obligations that are not yet due in the normal course of business or, if due, that are being contested in good faith by appropriate proceedings by or on behalf of the Company Parties;

(xiv) all Liens created under any Leases or Company Contracts or by operation of Law, provided the net cumulative effect of such matters does not operate to (A) reduce the Net Revenue Interest of the Company Parties in any Company Well with respect to any portion of the Target Depths for such Company Well to less than the Net Revenue Interest for such Company Well as set forth in Annex 3 for the Target Depths, (B) increase the Working Interest of the Company Parties in any Company Well with respect to any portion of the Target Depths for such Company Well to greater than the Working Interest for such Company Well as set forth in Annex 3 for the Target Depths (unless the Company Parties’ Net Revenue Interest with respect to such Company Well with respect to such Target Depths for such Company Well is greater than the Net Revenue Interest for such Company Well as set forth in Annex 3 for the Target Depths, in the same or greater proportion as such increase in such Working Interest), (C) reduce the Net Mineral Acres for a Lease with respect to any portion of the Target Depths for such Lease below the Net Mineral Acres set forth on Annex 3 for the applicable Target Depths for such Lease or (D) increase the Lease Burdens of any Lease with respect to any portion of the Target Depths for such Lease on Annex 3 to an amount greater than the Lease Burdens described on Annex 3 for the applicable Target Depths for such Lease;

(xv) all preferential purchase rights with respect to which (A) the appropriate time period for asserting such rights have expired without an exercise of such rights or (B) would not be triggered by the purchase and sale of the Acquired Interests under this Agreement; and

(xvi) all other liens, charges, encumbrances, contracts, agreements, instruments, obligations, defects and irregularities (including (i) alleged violations of maintenance of uniform interest provisions under Company Contracts if such violation would not, in accordance with the express terms thereof, render the assignment or other instrument transferring any interest in the affected Lease or the affected Lease itself void or voidable, and (ii) liens of operators that relate to obligations that are not yet due in the normal course of business or which are being contested in good faith by appropriate proceedings by or on behalf of the Company Parties) that (A) do not reduce the Net Revenue Interest of the Company Parties in any Company Well with respect to any portion of the Target Depths for such Company Well to less than the Net Revenue Interest for such Company Well as set forth in Annex 3 for the Target Depths, (B) do not increase the Working Interest of the Company Parties in any Company Well with respect to any portion of the Target Depths for such Company Well to greater than the Working Interest for such Company Well as set forth in Annex 3 for the Target Depths (unless the Company Parties’ Net Revenue Interest with respect to such Company Well with respect to such Target Depths for such Company Well is greater than the Net Revenue Interest for such Company Well as set forth in Annex 3 for the Target Depths, in the same or greater proportion as such increase in such Working Interest), (C) do not reduce the Net Mineral Acres for a Lease with respect to any portion of the Target Depths for such Lease below the Net Mineral Acres set forth on Annex 3 for the applicable Target Depths for such Lease, (D) do not increase the Lease Burdens of any Lease with respect to any portion of the Target Depths for such Lease on Annex 3 to an amount greater than the Lease Burdens described on Annex 3 for the applicable Target Depths for such Lease, (E) do not materially interfere with the ownership, operation or use of any of the Company Properties and (F) would be accepted by a reasonably prudent and sophisticated buyer in the business of owning, exploring, developing and operating oil and gas properties similar to the Company Properties.

(nnn) “Person” means any individual, corporation, partnership, limited liability company, trust, estate, Governmental Authority or any other entity.

(ooo) “Phase I Activities” means a review of the records maintained by Governmental Authorities, site visits to perform a visual inspection and interviews of Business Employees, but does not include any sampling or similar invasive activities.

(ppp) “Post-Closing Period” means any Tax period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date and ending on the last day of the Straddle Period.

(qqq) “Pre-Closing Period” means any Tax period ending on or before the Closing Date and the portion of any Straddle Period beginning on the first day of the Straddle Period and ending on the Closing Date.

(rrr) “Prior Assignment” means that certain Correction Assignment of Overriding Royalty Interest by and among Felix Energy, the Company and Sooner Trend Minerals, acknowledged on December 3, 2015, recorded at (i) Book 1192, Page 140 in the office of the County Clerk of Blaine County, Oklahoma, (ii) in the office of the County Clerk of Canadian County, Oklahoma, and (iii) Book 2838, Page 269 in the office of the County Clerk of Kingfisher County, Oklahoma.

(sss) “Release” means any releasing, spilling, emitting, leaking, pumping, pouring, emptying, escaping, dumping, depositing, disposing, discharging, dispersing, leaching or migrating of Hazardous Materials into the environment.

(ttt) “Remediate,” “Remediation” or “Remedial” means any action required by or reasonably necessary to comply with any Environmental Law to investigate, clean-up, remedy, cure, remove, remediate, restore, reclaim, abate, monitor, or conduct corrective action, closure or post-closure obligations with respect to any event, condition, circumstance, environmental pollution, contamination or degradation.

(uuu) “Retained Employee Liabilities” means all Liabilities that are attributable to, associated with or related to, or that arise out of or in connection with (a) any Employee Plan or any other employee benefit or compensation plan, program or arrangement sponsored, maintained or contributed to by a Seller, any Company Party or any ERISA Affiliates or to which a Seller, any Company Party or any ERISA Affiliate was obligated to contribute at any time within six years prior to the Closing, including all Controlled Group Liabilities, (b) the employment or engagement of any individual who does not become a Continued Contractor, including all Liabilities arising from or relating to any act or omission or other practice with respect to an employment or independent contractor relationship or the termination thereof arising at any time, and (c) the engagement of (or any relationship with) a Continued Contractor to the extent existing or arising on or prior to the Closing.

(vvv) “Revised Assignment” means the form of Revised Correction Assignment of Overriding Royalty Interest set forth in Exhibit G to be entered into prior to the Closing Date pursuant to Section 5.22 among Felix Energy, the Company and Sooner Trend Minerals.

(www) “Seller Consolidated Group” means any Consolidated Group of which each of (i) any Company Party and (ii) any Seller or any of its Affiliates (other than any Company Party), is or was a member on or prior to the Closing Date.

(xxx) “Seller Consolidated Return” means any Tax Return of a Seller Consolidated Group.

(yyy) “Sooner Entities” means Sooner Trend Minerals and Sooner Trend Holdings, Inc., a Delaware corporation.

(zzz) “Sooner Trend Minerals” means Sooner Trend Minerals, LLC, a Delaware limited liability company.

(aaaa) “Straddle Period” means any Tax period that begins on or before the Closing Date and ends after the Closing Date.

(bbbb) “Suspended Funds” means funds which the Company Parties are holding which are owing to third party owners of royalty, overriding royalty, working or other interests in respect of past production of oil, gas or other Hydrocarbons attributable or allocated to the Company Properties, as set forth on the schedule delivered to Purchaser in accordance with Section 5.19.

(cccc) “Target Depth(s)” means (i) for each Company Well listed on Annex 3 that has been completed as of the Execution Date, the depth or depths, as the case may be, to which such Company Well is completed as of the Execution Date, (ii) for each Company Well listed on Annex 3 that has not been completed as of the Execution Date, the depth or depths described on Annex 3 for such Company Well, and (iii) for each Lease described on Annex 3, the depths described on Annex 3 for such Lease.

(dddd) “Tax” means (i) any tax, assessment, unclaimed property or escheat obligation, fee or other governmental charge imposed by any Governmental Authority, including any foreign, federal, state or local income tax, surtax, remittance tax, presumptive tax, net worth tax, special contribution, production tax, pipeline transportation tax, freehold mineral tax, value added tax, withholding tax, gross receipts tax, windfall profits tax, environmental tax (including taxes under Section 59A of the Code), profits tax, severance tax, personal property tax, real property tax, sales tax, license tax, goods and services tax, service tax, transfer tax, use tax, excise tax, premium tax, stamp tax, motor vehicle tax, entertainment tax, insurance tax, capital stock tax, franchise tax, occupation tax, payroll tax, employment tax, social security (or similar) tax, unemployment tax, disability tax, alternative or add-on minimum tax, estimated tax or other tax of any kind whatsoever, (ii) any interest, fine, penalty or additions to tax imposed by a Governmental Authority in connection with any item described in clause (i), and (iii) any Liability in respect of any item described in clauses (i) or (ii) above, that arises as a result of being a member of a Consolidated Group for any period or by reason of a contract, assumption, transferee or successor Liability, operation of Law or otherwise, and whether any item described in clauses (i), (ii) or (iii) is disputed or not.

(eeee) “Third-Party Loans” means all Loans owing by any Company Party to Persons other than a Seller or its Affiliates (other than a Company Party).

(ffff) “Title Benefit” means any right, circumstance or condition that operates to (i) increase the Net Revenue Interest of the Company Parties in any Company Well with respect to any portion of the Target Depth for such Company Well to an amount above the Net Revenue Interest set forth on Annex 3 with respect to such Company Well for the applicable Target Depths, (ii) obligate the Company Parties to bear a Working Interest in any Company Well with respect to any portion of the Target Depth for such Company Well that is less than the Working Interest set forth on Annex 3 with respect to such Company Well for the applicable Target Depths, (iii) increase the Company Parties’ Net Mineral Acres with respect to any Lease to an amount greater than the Net Mineral Acres described on Annex 3 for such Lease with respect to any portion of the Target Depths for such Lease or (iv) decrease the Lease Burdens for any Lease with respect to any portion of the Target Depths described on Annex 3 for such Lease to an amount less than the Lease Burdens described on Annex 3 for such Lease for the applicable Target Depths.

(gggg) “Title Defect” means any matter, other than a Permitted Encumbrance, which causes one or more of the following to be a correct statement, as of the Execution Date and the Defect Deadline, with respect to any Listed Interest (based on title fairly deducible of record or provable title evidenced by documentation which, although not constituting perfect, merchantable or marketable title, is reasonably probable to be successfully defended if challenged):

(i) the Company Parties are entitled to a Net Revenue Interest with respect to a Company Well less than the Net Revenue Interest set forth on Annex 3 for such Company Well for any portion of the productive life of such Company Well (but in no event longer than the life of the applicable Leases), with respect to any portion of the Target Depths for such Company Well, except for changes or adjustments that result from (A) the establishment of units or changes in existing units (or the participating areas therein) after the Execution Date, subject to Section 5.2, (B) actions taken or not taken in accordance with the directions of Purchaser pursuant to Section 5.2 or (C) any Imbalances set forth on Schedule 3.22;

(ii) the Company Parties are obligated to bear a Working Interest with respect to a Company Well more than the Working Interest set forth on Annex 3 for such Company Well for any portion of the productive life of such Company Well (but in no event longer than the life of the applicable Leases), with respect to any portion of the Target Depths for such Company Well (unless such increase in the Working Interest is accompanied by a proportionate increase in the Net Revenue Interest for such Company Well set forth on Annex 3), except for changes or adjustments that result from (A) the establishment of units or changes in existing units (or the participating areas therein) after the Execution Date, subject to Section 5.2, (B) actions taken or not taken in accordance with the directions of Purchaser pursuant to Section 5.2, or (C) any Imbalances set forth on Schedule 3.22;

(iii) with respect to a Lease identified on Annex 1, for any portion of the life of such Lease (subject to compliance with terms and conditions of such Lease), (A) the Company Parties’ title to a Company Earned Lease with respect to any portion of the Target Depths for such Company Earned Lease covers less than the Net Mineral Acres described on Annex 3 for such Company Earned Lease for the applicable Target Depths, (B) the Company Parties’ title to a Company Earned Lease is subject to Lease Burdens with respect to any portion of the Target Depths for such Company Earned Lease greater than the Lease Burdens described on Annex 3 for such Company Earned Lease for such Target Depths, (C) the Company Parties’ are entitled, pursuant to the applicable Farmout Agreement, Material Contract or lease auction process, with respect to a Company Unearned Lease (following receipt of an assignment of the same) with respect to any portion of the Target Depths for such Company Unearned Lease to less than the Net Mineral Acres described on Annex 3 for such Company Unearned Lease for such Target

Depths or (D) the Company Parties’ title to a Company Unearned Lease (following receipt of an assignment of the same pursuant to the applicable Farmout Agreement, Material Contract or lease auction process) will be subject to Lease Burdens with respect to any portion of the Target Depths for such Company Unearned Lease greater than the Lease Burdens described on Annex 3 for such Company Unearned Lease for such Target Depths; or

(iv) such Listed Interest is not free and clear of all Liens;

provided, however, that the following shall not constitute Title Defects: (1) defects based solely on a recorded document(s) that is not in Sellers’ or their Affiliate’s files if the document is filed of record, (2) defects arising out of lack of corporate or other entity authorization or defects in the execution, delivery, acknowledgment, or approval of any instrument, unless Purchaser provides affirmative evidence that the action was not authorized and results in a third party’s superior claim of title, (3) defects based on the failure to record Leases issued by any Governmental Authority, or any assignments of record title or operating rights in such Leases, in the real property, conveyance or other records of the county in which such Lease is located, (4) defects or irregularities in the chain of title consisting of the failure to recite marital status in documents or omissions of heirship or estate proceedings, which would not be considered a defect under the Title Examination Standards adopted as of the Execution Date by the Oklahoma Bar Association, (5) defects or irregularities resulting from or related to probate proceedings or the lack thereof, which would not be considered a defect under the Title Examination Standards adopted as of the Execution Date by the Oklahoma Bar Association, (6) defects arising from any change in applicable Law of general application after the Execution Date, (7) defects that have been cured by applicable Laws of limitation or prescription, including adverse possession and the doctrine of laches to the extent applicable, (8) defects arising from prior oil and gas leases relating to the Leases that are not surrendered of record, unless Purchaser provides affirmative evidence that any such prior lease is still valid, (9) defects arising solely out of a lack of survey, overlapping survey, or lack of metes and bounds descriptions, unless required by applicable Law, (10) defects arising out of production payments that have expired of their own terms, (11) defects arising out of mortgages or liens that are unenforceable under applicable statutes of limitations, (12) defects arising out of the failure to obtain a consent to assignment or comply with a maintenance of uniform interest provision (if such failure would not, in accordance with the express terms thereof, render the assignment or other instrument transferring any interest in the affected Lease or the affected Lease itself void or voidable), (13) defects related to lack of pooling or unitization clauses in any lease or instrument, (14) defects that affect only which Person has the right to receive royalty payments (rather than the amount of such royalty) and that does not affect the validity of the underlying Lease, and (15) with respect to any Listed Interest acquired by forced pooling, the failure of records of any Governmental Authority to reflect a Company Party as the owner of record of such Listed Interest so long as a Company Party can establish its ownership through reasonable documentation, including pooling affidavits, election letters, pre-pooling agreements, divisions of interest decks or similar documentation;

provided, further, for the avoidance of doubt, Purchaser acknowledges that the Net Mineral Acres that the Company Parties may earn for a given Company Unearned Lease is subject to the terms and conditions of the applicable Farmout Agreements and the Net Mineral Acres that the Company Parties may earn with respect to a given Company Unearned Lease will vary (in accordance with and as more particularly described in the applicable Farmout Agreement) depending upon the number and timing of the wells drilled upon the drilling and spacing unit (or governmental section) in which such Lease is included.

(hhhh) “Title Notice” means a written notice with respect to any Title Defect or Title Benefit, as applicable, that includes (i) a description and explanation of the Title Defect or Title Benefit, as applicable, and the Listed Interest affected thereby, (ii) such supporting documents in the possession of the Party claiming the Title Defect or Title Benefit (or references thereto, in the case of documents (a) in Sellers’ or the Company Parties’ possession so long as such documents are made available to Purchaser or (b) filed of record) which evidence the existence of any such Title Defect or Title Benefit, as applicable, and (iii) the Allocated Value of the Listed Interest affected by such Title Defect or Title Benefit, as applicable, and Purchaser’s or Sellers’, as applicable, estimate of, with respect to any Title Defect, the Title Defect Amount, and with respect to any Title Benefit, the Title Benefit Amount, and the computations upon which Purchaser’s or Sellers’, as applicable, belief is based.

(iiii) [Reserved.]

(jjjj) “Transaction Costs” shall mean all (a) fees, costs and expenses of any brokers, financial advisors, consultants, accountants, attorneys or other professionals incurred or paid by any Company Party in connection with any efforts to sell the Acquired Interests, including the preparation, marketing, auction, structuring, negotiation or consummation of the transactions contemplated by this Agreement, (b) fees, costs and expenses incurred or paid by any Company Party in connection with the dispute, cure or attempted cure of any Title Defect or Environmental Defect or a breach of any representation or warranty of any Seller or the Company under this Agreement (or the dispute, cure or attempted cure of any condition or other matter that would constitute a breach of this Agreement by any Seller or the Company or be subject to indemnification by Sellers, without regard for the limitations set forth in Section 11.3) (1) from and after the Execution Date until Closing and (2) from and after Closing until the expiration of the Cure Period, but only to the extent the same are incurred at the request of Sellers, and (c) costs and expenses incurred or paid pursuant to Section 5.13.

(kkkk) “Well Data Sharing Agreement” means that certain Data Sharing Agreement effective December 6, 2015 between Felix Energy and Sooner Trend Minerals.

(llll) “Wholly-Owned Subsidiary” means any Person in which all issued and outstanding equity interests of such Person are owned, directly or indirectly, by the Company, including Felix Energy and Felix Energy GP; provided that such definition shall not include (i) the Sooner Entities or any Person owned by the Sooner Entities and (ii) FE-STACK, LLC, and TOM-STACK, LLC.

(mmmm) “Working Interest” means the percentage of costs and expenses associated with the exploration, drilling, development, operation and abandonment of any Company Well or Lease required to be borne with respect thereto.

Section 1.3 Excluded Assets. Notwithstanding anything to the contrary in Section 1.1 or elsewhere in this Agreement, the Acquired Interests shall not include, and the Company Parties shall not own, any rights with respect to any of the assets of the E&P Business, the equity interests and contracts set forth in Schedule 1.3 (the “Excluded Assets”), which the Sellers shall cause to be transferred or distributed to the applicable Seller or any of its Affiliates in their entirety via one or more steps, pursuant to instruments reasonably satisfactory to Purchaser, prior to the Closing.

ARTICLE 2

PURCHASE PRICE

Section 2.1 Purchase Price.

(a) Purchase Price. The purchase price for the Acquired Interests shall be equal to One Billion Nine Hundred Million and No/100 Dollars ($1,900,000,000) (the “Unadjusted Purchase Price”), consisting of (i) Eight Hundred Fifty Million and No/100 Dollars ($850,000,000) in cash or other immediately available funds (the “Cash Purchase Price”), and (ii) Twenty Three Million Four Hundred Seventy Thousand (23,470,000) shares of common stock of Ultimate Parent (the “Ultimate Parent Shares”). For purposes of clause (a)(i) above only, the Cash Purchase Price shall be adjusted as provided in Section 2.3 (as so adjusted plus the value of the Ultimate Parent Shares in clause (a)(ii) above, the “Purchase Price”). Notwithstanding anything contained in this Agreement to the contrary, any adjustments to the Purchase Price pursuant to this Agreement shall be made to or from the Cash Purchase Price only, including the portion of the Purchase Price that is to be held by the Escrow Agent as the Escrow Amount following Closing.

(b) Adjustment of Shares. In the event, between the Execution Date and the Closing Date, the Ultimate Parent shall subdivide its issued and outstanding common stock into a greater number of shares (by way of a stock dividend, stock split or otherwise), the number of Ultimate Parent Shares to be issued to Sellers at Closing shall be proportionately increased, and, in the event the issued and outstanding common stock of the Ultimate Parent shall be combined into a smaller number of shares (by way of reverse stock split or otherwise), the number of Ultimate Parent Shares to be issued to Sellers at Closing shall be proportionately decreased; provided that, for purposes of clarity, no adjustment shall be made with regard to the number of Ultimate Parent Shares pursuant to this Section 2.1(b) in connection with (i) the Ultimate Parent’s issuance of additional shares of its common stock and receipt of consideration for such shares in a bona fide third party transaction, or (ii) the Ultimate Parent’s issuance of employee or director stock options, restricted stock awards, performance share units, grants or similar equity awards or Ultimate Parent’s issuance of its common stock upon exercise or vesting of any such options, grants or awards.

Section 2.2 Allocation of Purchase Price.

(a) The Parties agree for U.S. federal income tax purposes to treat the Purchaser’s purchase of the Acquired Interests in a manner consistent with the holding in Situation 2 of Revenue Ruling 99-6, 1999-1 C.B. 432. Specifically, to the extent permitted by applicable Law, such acquisition will be treated (i) by each Seller as if such Seller had sold its Acquired Interests to Purchaser in exchange for the consideration such Seller is treated as receiving for U.S. federal income tax purposes pursuant to this Agreement and (ii) by Purchaser as if it had purchased from each Seller such Seller’s share of the assets of the Company in exchange for the consideration such Seller is treated as receiving for U.S. federal income tax purposes pursuant to this Agreement.

(b) Within sixty (60) days after the Closing Date, Sellers shall prepare and deliver to Purchaser, using and based upon the best information available to Sellers, a schedule, along with reasonably detailed supporting documentation, setting forth an allocation of the Unadjusted Purchase Price and any other items properly treated as consideration for U.S. federal income Tax purposes among the classes of assets provided for in Treasury Regulations § 1.338-6, in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (and any similar provisions of state, local or foreign Law, as appropriate) and, to the extent allowed by applicable Law, in a manner consistent with the Allocated Values (the “Preliminary Section 2.2(b) Schedule”). Sellers shall at Purchaser’s request make reasonable documentation available to support the Preliminary Section 2.2(b) Schedule.

(c) As soon as reasonably practicable, but not later than forty-five (45) days following receipt of the Preliminary Section 2.2(b) Schedule, Purchaser shall deliver to Sellers a written report containing any changes that Purchaser proposes to be made in such schedule (and specifying the reasons therefor in reasonable detail). The Parties shall undertake to agree on a final schedule no later than fifteen (15) Business Days subsequent to the receipt by Sellers of Purchaser’s proposed changes (such final schedule, if any, the “Final Section 2.2(b) Schedule”).

(d) If Sellers and Purchaser reach an agreement with respect to the Final Section 2.2(b) Schedule in accordance with Section 2.2(c), (i) Purchaser and Sellers shall use commercially reasonable efforts to update the Final Section 2.2(b) Schedule in accordance with Section 1060 of the Code following any adjustment to the Unadjusted Purchase Price pursuant to this Agreement, and (ii) Purchaser and Sellers shall, and shall cause their Affiliates to, report consistently with the Final Section 2.2(b) Schedule in all Tax Returns; provided, however, that no Party shall be unreasonably impeded in its ability and discretion to negotiate, compromise and/or settle any Tax audit, claim or similar proceedings in connection with such allocation.

Section 2.3 Adjustments to Cash Purchase Price. The Cash Purchase Price shall be adjusted as of the Closing pursuant to Section 2.4(a) and, after the Closing, pursuant to Section 2.4(b), but only with respect to matters identified in the Closing Settlement Statement, the Post-Closing Statement or an Adjustment Notice, in accordance with the following:

(a) decreased or increased by the amount by which the Effective Time Net Working Capital is less than or greater than Zero Dollars ($0.00), as applicable;

(b) decreased by the amount of any Transaction Costs to the extent not reflected in Effective Time Net Working Capital, unless such Transaction Costs are paid directly by a Seller;

(c) decreased or increased, as applicable, by the amounts set forth in Article 6 as adjustments to the Cash Purchase Price; and

(d) increased in accordance with Section 5.15 with respect to the acquisition of New Interests.

In calculating the adjustment to the Unadjusted Purchase Price pursuant to this Section 2.3, no adjustment may be accounted for in more than one of the paragraphs (a) through (d) above.

Section 2.4 Closing Cash Payment and Post-Closing Purchase Price Adjustments.

(a) Not later than five (5) Business Days prior to the Closing Date, Sellers shall prepare and deliver to Purchaser a settlement statement (the “Closing Settlement Statement”) calculating the amount equal to the Cash Purchase Price as adjusted to give effect to Sellers’ good faith estimate of the adjustments provided for in Section 2.3 based upon the best information available to Sellers (or, if then determinable, the final amounts thereof), together with reasonable documentation in support of such calculation. Purchaser shall have two (2) Business Days to review the settlement statement. On the day following expiration of such two (2) Business Day review period, Purchaser shall submit a written report containing any changes Purchaser proposes to be made to the settlement statement. Sellers and Purchaser shall agree on a final settlement statement no later than one (1) Business Day prior to Closing; provided, however, if Sellers and Purchaser are unable to agree, then, subject to Section 2.4(b), Sellers’ good faith determination shall be used for purposes of the Closing Cash Payment to be made at the Closing. The calculation delivered by Sellers in accordance with this Section 2.4(a), as adjusted in accordance with the immediately preceding sentence, if applicable, shall constitute the dollar amount to be paid by Purchaser to Sellers at the Closing (the “Closing Cash Payment”).

(b) Within five (5) days following the expiration of the Cure Period, Sellers shall prepare and deliver to Purchaser a draft statement (the “Post-Closing Statement”) setting forth the final calculation of the Cash Purchase Price taking into account any adjustments pursuant to Section 2.3 (including the calculation of the Effective Time Net Working Capital and any adjustments pursuant to Article 6), together with reasonable documentation in support of such calculation. As soon as reasonably practicable but not later than the thirtieth (30th) day following receipt of Sellers’ statement hereunder, Purchaser shall deliver to Sellers a written report (an “Adjustment Notice”) containing any changes Purchaser proposes be made in such statement. Purchaser shall be deemed to have accepted and agreed to all items in the Post-Closing Statement other than such matters that are proposed to be changed in the Adjustment Notice. The Parties shall undertake to agree on the final Cash Purchase Price no later than thirty (30) days after delivery of the Adjustment Notice. If the final Cash Purchase Price is:

(i) mutually agreed upon by Sellers and Purchaser during such thirty (30) day period, the final Cash Purchase Price shall be conclusive and binding on the Parties.

(ii) not mutually agreed upon by Sellers and Purchaser during such thirty (30) day period, then Sellers or Purchaser may require for Deloitte & Touche LLP (the “Dispute Auditor”) to resolve any disagreements. Should Deloitte & Touche LLP fail or refuse to agree to serve as Dispute Auditor within ten (10) days after written request from any Party to serve, and the Parties fail to agree in writing on a replacement Dispute Auditor within five (5) days after the end of that ten (10) day period, or should no replacement Dispute Auditor agree to serve within fifteen (15) days after the original written request pursuant to this sentence, the Dispute Auditor shall be appointed by the Houston, Texas office of the American Arbitration Association. In connection with the engagement of the Dispute Auditor, each of Sellers and Purchaser shall execute such engagement, indemnity and other agreements as the Dispute Auditor shall require as a condition to such engagement. The Dispute Auditor shall determine as promptly as practicable, but in any event within thirty (30) days after the selection of the Dispute Auditor, based solely on written submissions provided by Purchaser and Sellers to the Dispute Auditor (and without independent investigation on the part of the Dispute Auditor) within ten (10) days following the Dispute Auditor’s selection, whether and to what extent (if any) Sellers’ statement requires adjustment. In resolving any disputed item, the Dispute Auditor shall act as an expert and not an arbitrator, and shall resolve only the items set forth in the Adjustment Notice that are still in dispute and may not assign a value to any item greater than the highest value for such item claimed by either Sellers or Purchaser or less than the lowest value for such item claimed by either Sellers or Purchaser. The costs of the Dispute Auditor shall be borne pro rata between Sellers and Purchaser with each of Sellers and Purchaser being responsible for such Dispute Auditor’s costs to the extent the Dispute Auditor has not selected such Party’s position on an aggregate dollar basis with respect to all amounts submitted for resolution by the Dispute Auditor. The determination of the Dispute Auditor shall be final, conclusive and binding on Purchaser and Sellers. The date on which the final Cash Purchase Price is finally determined in accordance with this Section 2.4(b) is referred to as the “Determination Date.”

Any difference in the Closing Cash Payment and the final Cash Purchase Price shall be paid by the owing Party to the owed Party within ten (10) Business Days of the Determination Date. Any post-Closing payment pursuant to this Section 2.4 shall bear interest from the Closing Date to the date of payment at the Agreed Rate.

(c) Purchaser shall assist Sellers in preparation of the Post-Closing Statement of the Cash Purchase Price under Section 2.4(b) by furnishing invoices, receipts, reasonable access to personnel and such other assistance as may be requested by Sellers to facilitate such process post-Closing.

(d) All payments made or to be made under this Section 2.4 by either Sellers or Purchaser shall be made by electronic transfer of immediately available funds to the bank(s) and account(s) specified by the receiving Party in writing.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND SELLERS

Subject to the provisions of this Article 3, and the other terms and conditions of this Agreement, (a) Sellers, jointly and severally, represent and warrant to Purchaser and Parent the matters set out in Section 3.1, Section 3.2(f) and Section 3.2(g), and (b) the Company represents and warrants to Purchaser and Parent the matters set out in Section 3.2 through 3.29 (other than Section 3.2(f)).

Section 3.1 Sellers.

(a) Existence and Qualification. Each Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(b) Power. Each Seller has the limited liability company power to enter into and perform this Agreement (and all documents required to be executed and delivered by such Seller at Closing) and to consummate the transactions contemplated by this Agreement (and such documents).

(c) Authorization and Enforceability. Each Seller’s execution, delivery and performance of this Agreement (and all documents required to be executed and delivered by each Seller at Closing), and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary limited liability company action on the part of such Seller. This Agreement has been duly executed and delivered by each Seller (and all documents required to be executed and delivered by each Seller at Closing shall be duly executed and delivered by such Seller), and this Agreement constitutes, and at the Closing such documents shall constitute, the valid and binding obligations of each Seller, enforceable in accordance with their terms.

(d) No Conflicts. Each Seller’s execution, delivery and performance of this Agreement (and all documents required to be executed and delivered by each Seller at Closing), and the consummation of the transactions contemplated hereby and thereby, do not and will not (i) violate any provision of the Organizational Documents of such Seller, (ii) result in default (with due notice or lapse of time or both) in any material respect or the creation of any Lien or give rise to any right of termination, cancellation or acceleration under any note, bond, mortgage, indenture, other financing instrument, or other Material Contracts to which such Seller or a Company Party is a party or by which any such Person or such Person’s assets are bound, (iii) violate any judgment, order, ruling, or decree applicable to such Seller or any Company Party or (iv) violate any Laws in any material respect applicable to such Seller or any Company Party.

(e) Investment. Each of the Sellers is an “accredited investor” as such term is defined in Rule 501 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Each of the Sellers is familiar with investments of the nature of the Ultimate Parent Shares, understands that this investment involves substantial risks, has adequately investigated the Ultimate Parent and the Ultimate Parent Shares, and has substantial knowledge and experience in financial and business matters such that it is capable of evaluating, and has evaluated, the merits and risks inherent in purchasing the Ultimate Parent Shares, and is able to bear the economic risks of such investment. Each of the Sellers has had the opportunity to visit with the Ultimate Parent and meet with its officers and other representatives to discuss the business, assets, Liabilities, financial condition, and operations of the Ultimate Parent, has received all materials, documents and other information that such Seller deems necessary or advisable to evaluate the Ultimate Parent Shares, and has made its own independent examination, investigation, analysis and evaluation of the Ultimate Parent Shares, including its own estimate of the value of the Ultimate Parent Shares. Each of the Sellers has undertaken such due diligence (including a review of the properties, Liabilities, books, records and contracts of the Ultimate Parent) as such Seller deems adequate. Each of the Sellers acknowledges that the Ultimate Parent Shares have not been registered under applicable federal and state securities Laws and that the Ultimate Parent Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is registered under applicable federal and state securities Laws or pursuant to an exemption from registration under any federal or state securities Laws. Each of the Sellers is acquiring the Ultimate Parent Shares for its own account and not with a view toward or for offer or sale in connection with any distribution thereof in violation of federal or state securities Laws, or with any present intention of distributing or selling the Ultimate Parent Shares in violation of federal or state securities Laws.

Section 3.2 The Company.

(a) Existence and Qualification. Each of the Company and Felix Energy is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Felix Energy GP is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each Company Party is duly qualified to do business as a foreign limited liability company or corporation, as applicable, in each jurisdiction where its E&P Business requires such qualification, except where the failure to so qualify would not, in the aggregate, have a Material Adverse Effect.

(b) Power. The Company has the limited liability company power to enter into and perform this Agreement (and all documents required to be executed and delivered by the Company at Closing) and to consummate the transactions contemplated by this Agreement (and such documents).

(c) Authorization and Enforceability. The Company’s execution, delivery and performance of this Agreement (and all documents required to be executed and delivered by the Company at Closing), and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary limited liability company action. This Agreement has been duly executed and delivered by the Company (and all documents required to be executed and delivered by the Company at Closing shall be duly executed and delivered by the Company), and this Agreement constitutes, and at the Closing such documents shall constitute, the valid and binding obligations of the Company, enforceable in accordance with their terms.

(d) No Conflicts. Except as set forth in Schedule 3.2(d), the Company’s consummation of the transactions contemplated by this Agreement shall not (i) violate any provision of the Organizational Documents of the Company, (ii) result in default (with due notice or lapse of time or both) in any material respect or the creation of any Lien or give rise to any right of termination, cancellation or acceleration under any note, bond, mortgage, indenture, other financing instrument, or other Material Contracts to which the Company is a party or by which it or any of the Company Properties is bound, (iii) violate any judgment, order, ruling, or decree applicable to the Company as a party in interest, or (iv) violate any Laws in any material respect applicable to the Company.

(e) Organizational Documents. The Company has delivered to Purchaser true and complete copies of the Organizational Documents, each as amended to date, of the Company and have made available to Purchaser for inspection the ownership interest certificates, if any, and transfer books, and the minute books, of the Company.

(f) Title to Acquired Interests. Sellers collectively own one hundred percent (100%) of the issued and outstanding equity interest of the Company. Sellers have good and valid record and beneficial title to the Acquired Interests, free and clear of any Liens, claims, Taxes, options, and restrictions of any kind, other than restrictions on transfer that may be imposed by applicable federal or state securities Laws or in the Company’s Organizational Documents. Other than this Agreement, the Acquired Interests are not subject to any voting agreement or other contract, agreement, arrangement, commitment or understanding, including any such agreement, arrangement, commitment or understanding restricting or otherwise relating to the voting, dividend rights or disposition of the Acquired Interests.

(g) The Acquired Interests. The Acquired Interests are duly authorized, validly issued and outstanding, fully paid, non-assessable and have not been issued in violation of any preemptive rights, subscription right or any similar right under any provision of local or state Law applicable to such interests, the Company’s Organizational Documents, or any contract to which any Company Party or any of its Affiliates is a party or to which it or any of the Company Properties is otherwise bound. Except for the Acquired Interests, there are no outstanding membership interests or other equity interests in the Company, or any contractual arrangements giving any Person a right to receive any benefits or rights similar to the rights enjoyed by or accruing to the holders of any Acquired Interests. Other than pursuant to this Agreement, there are no outstanding warrants, options, rights, convertible or exchangeable securities, contractual arrangements or other commitments pursuant to which any Seller or the Company is or may become obligated to issue or sell any membership interests or other equity interests in the Company, or for the repurchase or redemption of the Acquired Interests, or any contractual arrangements or other commitments of any kind which may obligate any Seller or the Company to issue, purchase, register for sale, redeem or otherwise acquire any membership interests or other equity interests in the Company. Immediately after the Closing, Purchaser will have good and valid record and beneficial title to such Acquired Interests, free and clear of any Liens, and, except for restrictions under applicable federal and state securities Laws or as provided in the Company’s Organizational Documents, free and clear of any restrictions on transfer, Taxes, or claims.

Section 3.3 Subsidiaries.

(a) Existence and Qualification. Each Wholly-Owned Subsidiary is a corporation, limited liability company, or partnership, as applicable, duly organized and validly existing under the Laws of its respective jurisdiction of incorporation or formation as described in Schedule 3.3(a) and is duly qualified to do business as a foreign corporation, limited liability company or partnership, as applicable, in each jurisdiction where its E&P Business requires such qualification, except where the failure to so qualify would not, in the aggregate, have a Material Adverse Effect.

(b) No Conflicts. Consummation of the transactions contemplated by this Agreement do not and will not (i) violate any provision of the Organizational Documents of any Wholly-Owned Subsidiary, (ii) result in default (with due notice or lapse of time or both) or the creation of any Lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any material note, bond, mortgage, indenture, other financing instrument, or other Material Contracts to which any Wholly-Owned Subsidiary is a party or by which it is bound, (iii) violate any judgment, order, ruling, or decree applicable to any Wholly-Owned Subsidiary as a party in interest, or (iv) assuming that the consents of any applicable Governmental Authority are obtained, violate any Laws applicable to any Wholly-Owned Subsidiary.

(c) Organizational Documents. The Company has delivered to Purchaser true and complete copies of the Organizational Documents, each as amended to date, of each Wholly-Owned Subsidiary and have made available to Purchaser for inspection the ownership interest certificates, if any, and transfer books, and the minute books, of each Wholly-Owned Subsidiary.

(d) Title to Equity Interests of the Wholly-Owned Subsidiaries. The Company and the Wholly-Owned Subsidiaries collectively own one hundred percent (100%) of the issued and outstanding shares, membership interests or partnership interests, as appropriate, in each Wholly-Owned Subsidiary as described in Schedule 3.3(d) (the “Equity Interests”). The Company Parties have good and valid record and beneficial title to the Equity Interests, in each case, free and clear of any Liens, claims, Taxes, options and restrictions of any kind, other than restrictions on transfers that may be imposed by applicable federal or state securities Laws or in the applicable Wholly-

Owned Subsidiary’s Organizational Documents. Other than this Agreement or as described in Schedule 3.3(d), the Equity Interests are not subject to any voting agreement or other contract, agreement, arrangement, commitment or understanding, including any such agreement, arrangement, commitment or understanding restricting or otherwise relating to the voting, dividend rights or disposition of the Equity Interests.

(e) The Equity Interests. The Equity Interests are duly authorized, validly issued and outstanding, fully paid, non-assessable (except, in the case of the Wholly-Owned Subsidiaries that are limited liability companies, as expressly authorized by the terms of the applicable Organizational Documents of such Wholly-Owned Subsidiaries and except as required by applicable Law) and have not been issued in violation of any preemptive rights, subscription right or any similar right under any provision of local or state Law applicable to such interests, the applicable Wholly-Owned Subsidiary’s Organizational Documents, or any contract to which any Company Party or any of its Affiliates is a party or to which it or any of the Company Properties are otherwise bound. Except for the Equity Interests, there are no outstanding shares, units or other equity interests in any Wholly-Owned Subsidiary, or any contractual arrangements giving any Person a right to receive any benefits or rights similar to the rights enjoyed by or accruing to the holders of any Equity Interests. Other than pursuant to this Agreement, there are no outstanding warrants, options, rights, convertible or exchangeable securities, contractual arrangements or other commitments pursuant to which any Seller or any Company Party is or may become obligated to issue or sell any capital stock or other equity interests in such Wholly-Owned Subsidiary, or for the repurchase or redemption of the Equity Interests, or any contractual arrangements or other commitments of any kind which may obligate any Seller or any Company Party to issue, purchase, register for sale, redeem or otherwise acquire any membership interests or other equity interests in any Wholly-Owned Subsidiary. Immediately after the Closing, the Equity Interest will continue to have the same ownership as set forth in Schedule 3.3(d) and such owners will have good and valid record and beneficial title to such Equity Interests, free and clear of any Liens, and, except for restrictions under applicable federal and state securities Laws or as provided in the applicable Wholly-Owned Subsidiary’s Organizational Documents, free and clear of any restrictions on transfer, Taxes, or claims.

(f) Other Subsidiaries. Schedule 3.3(f) sets forth the capital stock or other equity interests in each Person, other than a Wholly-Owned Subsidiary, owned directly or indirectly by the Company.

(g) No Other Business. Other than the Excluded Assets, neither the Company nor any of the Wholly-Owned Subsidiaries is engaged in or has engaged in any business other than the E&P Business, and neither the Company nor any of the Wholly-Owned Subsidiaries owns or operates any assets outside the State of Oklahoma.

Section 3.4 Financial Statements. The Financial Statements present fairly in all material respects in accordance with the Accounting Principles, applied consistently during the periods involved, the combined financial position of the Company and Felix Energy, as applicable, together with their consolidated subsidiaries as of the respective dates thereof and the combined results of operations, cash flows and stockholders’ and members’ equity of the Company and Felix Energy, as applicable, together with its consolidated subsidiaries for the periods covered thereby. The Company Parties maintain a standard system of accounting established and administered in accordance with the Accounting Principles. Except for the assets and liabilities of the Sooner Entities, there are no differences between the Financial Statements of the Company and Felix Energy as of September 30, 2015.

Section 3.5 Labor Matters and Employee Benefits.

(a) Labor Matters. No Company Party is a party or otherwise subject to a collective bargaining agreement or other agreement with any labor union, works council or organization or representative of employees and no consent, approval or authorization from any labor organization or representative of employees is required for the execution, delivery and performance of this Agreement by the Company and/or the consummation of the transactions contemplated hereby. As of the Execution Date (i) to the Company’s knowledge, (x) no labor organization or representative of employees or group of the Business Employees has made a demand for recognition or certification as a union or other labor organization with respect to any of the Business Employees or the Business Contractors, and (y) there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any labor relations tribunal or authority with respect to any of such employees or other service providers, (ii) to the Company’s knowledge, there are no organizing activities and (iii) there are no (and during the two year period preceding the date of this Agreement, there have not been any) strikes, work stoppages, slowdowns, arbitrations, grievances or other labor disputes pending or, to the Company’s knowledge, threatened, involving any Business Employees or Business Contractors or former employees or contractors.

(b) Employee Benefits.

(i) Schedule 3.5(b)(i) lists all of the Employee Plans sponsored or maintained by any Company Party or any ERISA Affiliate or to which any Company Party or any ERISA Affiliate contributes or has an obligation to contribute.

(ii) Schedule 3.5(b)(ii) lists all of the Employee Plans sponsored or maintained solely by the Company or any other Company Party (and not by any other Person).

(iii) None of the Employee Plans sponsored, maintained or contributed to by any Company Party or any ERISA Affiliate are subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code.

(iv) None of Sellers, the Company Parties or any ERISA Affiliate has incurred or reasonably expects to incur any Liability for withdrawal from a Multiemployer Plan that could result in Purchaser or its Affiliates incurring any Liability.

(v) Each individual classified by the Company or any other Company Party as an independent contractor has been properly classified for purposes of all applicable wage and employment Laws and for purposes of participation and benefit accrual under each Employee Plan in which any Business Employee is eligible to participate.

(vi) Except as provided in Schedule 3.5(b)(vi), the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not (A) require any Company Party to make a larger contribution to, or pay greater benefits under, any Employee Plan than it otherwise would, whether or not some other subsequent action or event would be required to cause such payment or provision to be triggered, or (B) create or give rise to any additional vested rights or service credits under any Employee Plan.

(c) Employees and Contractors. Schedule 3.5(c) includes a true and complete list of (i) the name and employing entity of each Business Employee and (ii) the name, engaging Company Party and compensation and service terms of each Business Contractor. Except as set forth on Schedule 3.5(c), there is no claim, charge, labor dispute, grievance, investigation, audit or arbitration proceeding pending or, to the Company’s knowledge, threatened by or with respect to any Business Employee, any Business Contractor or any other individual who has provided services with respect to the E&P Business. The Company Parties and their Affiliates have complied in all material respects with all Laws with respect to the employment or engagement of each Business Employee, each Business Contractor and each other individual who has provided services with respect to the E&P Business (including all such Laws regarding wages and hours, classification of employees and contractors, anti-discrimination, anti-retaliation, recordkeeping, employee leave, Tax withholding and reporting, immigration and safety), and as of the Closing Date, each Business Employee, each Business Contractor and any other individual who has provided services with respect to the E&P Business will have been paid all wages, bonuses, compensation and other sums owed to such Business Employee, Business Contractor or other individual as of such date.

Section 3.6 Litigation. Except as disclosed in Schedule 3.6 and for proceedings pending before the Oklahoma Corporation Commission filed by or on behalf of the Company in the ordinary course of business (excluding any proceeding relating to (a) invalidating or seeking to invalidate any pooling, unitization and/or communitization agreements, declarations, orders and/or applications or (b) the removal of any Company Party as an operator), there are no actions, suits, arbitrations, charges, investigations, audits, pending settlements, orders or other proceedings pending before any Governmental Authority or arbitrator with respect to any Company Party or any of the Company Properties. To the Company’s knowledge, there are no actions, suits or proceedings threatened with respect to any Company Party or any of the Company Properties. There are no actions, suits or proceedings pending, or to the Company’s knowledge, threatened, before any Governmental Authority or arbitrator against the Company or Sellers, or any Affiliate of the Company or Sellers, which are reasonably likely to impair or materially delay the Company’s and/or Sellers’ ability to perform their obligations under this Agreement. This Section 3.6 shall not apply in respect of environmental matters, which are exclusively covered by Section 3.8.

Section 3.7 Taxes. Except as disclosed in Schedule 3.7:

(a) Each Company Party has filed all Tax Returns that it was required to file, and all such Tax Returns were correct and complete in all respects;

(b) Each Company Party has timely paid, or caused to be paid, all Taxes due from or with respect to it;

(c) (i) No action, suit, Governmental Authority proceeding or audit is now in progress or pending with respect to any Company Party for, and (ii) no Company Party has received written notice of any pending claim against it (which remains outstanding) from any applicable Governmental Authority for, assessment of Taxes, and no such claim has been threatened in writing;

(d) No Company Party has waived any statute of limitations in respect of any Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;

(e) As of the Closing Date, no Company Party will be a party to or will be bound by any Tax allocation, Tax sharing or indemnification agreement;

(f) No Company Party is or has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation § 1.6011-4(b)(2);

(g) No Company Party (i) has been a member of an affiliated, consolidated, combined or unitary group filing a consolidated federal income Tax Return or (ii) has any Liability for the Taxes of any Person other than such Company Party under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-U.S. Law);

(h) There are no Liens for Taxes upon the underlying assets of any Company Party, except for statutory Liens for current Taxes not yet due;

(i) For U.S. federal income Tax purposes, (1) as of the Closing, the Company will be treated as a partnership and Felix Energy will be classified as an entity disregarded as separate from the Company, and (2) at all times during its existence, the Company and Felix Energy has each been properly classified either as an entity disregarded as separate from its owner or as a partnership;

(j) For U.S. federal income Tax purposes, (1) as of the Closing, Felix Energy GP will be classified as an entity disregarded as separate from the Company, and (2) at all times during its existence, Felix Energy GP has been properly classified either as an entity disregarded as separate from its owner or as a C corporation;

(k) For U.S. federal income Tax purposes, (1) as of the Closing, each of the Wholly-Owned Subsidiaries (other than Felix Energy and Felix Energy GP) will be treated as an entity disregarded as separate from the Company, and (2) at all times during its existence, each of such Wholly-Owned Subsidiaries has been properly classified as an entity disregarded as separate from Felix Energy;

(l) None of the assets of any Company Party is subject to any tax partnership agreement or is otherwise treated, or required to be treated, as held in an arrangement requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code (other than the Company); and

(m) No claim has ever been made by an authority in a jurisdiction where a Company Party does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

Section 3.8 Environmental Laws. Except as disclosed in Schedule 3.8 or as would not, individually or in the aggregate, reasonably be expected to result in any Company Party incurring material Liabilities under Environmental Law:

(a) the Company Parties and their respective operation of the Company Properties are in compliance with all applicable Environmental Laws;

(b) each Company Party has obtained all material Governmental Authorizations required of such Company Party for the E&P Business and operation of their Company Properties as currently operated pursuant to applicable Environmental Law, all such Governmental Authorizations are in effect, and there is no actual or alleged proceeding to revoke, modify or terminate any of such Governmental Authorizations;

(c) there has been no Release of Hazardous Materials (i) on, under or from the Company Properties resulting from any Company Party’s or, to the Company’s knowledge any third party’s activities or (ii) to the Company’s knowledge, on, under or from any property offsite the Company Properties where any Company Party transported or disposed, or arranged to transport or dispose Hazardous Materials, in each case, for which any Company Party is or would be liable to Remediate under applicable Environmental Laws on or before the date of this Agreement but which has not been Remediated;

(d) there are no written notices of demands, claims, actions, orders, suits or proceedings pending, or to the Company’s knowledge, threatened in writing, before any Governmental Authority or arbitrator alleging Environmental Liabilities of any Company Party, violations of Environmental Laws by any Company Party, or asserting Remediation obligations of any Company Party under applicable Environmental Laws; and

(e) the Company has made available to Purchaser complete and accurate copies of all material environmental reports, audits, assessments and documentation or correspondence in the possession or control of any Seller or any Company Party and produced within the preceding three (3) years, relating to compliance with Environmental Laws or Environmental Liabilities, including Releases, threatened Releases, or Remediation of Hazardous Materials as it relates to the Company Parties, any of their ownership, use or operation of the Company Properties or the E&P Business.

Purchaser acknowledges that naturally occurring radioactive material and other Hazardous Material may be present in or on the Company Properties and special procedures may be required for the Remediation or disposal of the naturally occurring radioactive material and other Hazardous Material from the Company Properties. For purposes of this Agreement, “Environmental Laws” means all Laws as of the Execution Date of any Governmental Authority having jurisdiction over the E&P Business or the property in question and addressing (i) pollution, (ii) protection of the environment, human health and safety (to the extent such human health and safety relates to exposure of Hazardous Materials) or natural environmental resources, or (iii) the generation, use, storage, recycling, treatment, processing, transportation, Release or threatened Release of, or exposure to, Hazardous Materials. Without limiting the foregoing, Environmental Laws includes the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Hazardous Materials Transportation Authorization Act, 49 U.S.C. § 5101 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11001 et seq.; and the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j, in each case as amended to the Execution Date, and all regulations implementing the foregoing. This Section 3.8 shall constitute the Company’s sole and exclusive representations and warranties regarding Environmental Laws, Environmental Liabilities, and all other environmental matters.

Section 3.9 Compliance with Laws. Except with respect to Environmental Laws, which are exclusively addressed in Section 3.8, to the Company’s knowledge (with respect to the Company Properties operated by third parties only), each Company Party and the Company Properties are in compliance with all applicable Laws in all material respects.

Section 3.10 Company Contracts. Schedule 3.10 sets forth a listing of all Material Contracts, including all material amendments thereto; provided, all amendments (whether material or not) have been disclosed to Purchaser. Neither Sellers nor any Company Party, and to the Company’s knowledge, no other Person that is party to a Material Contract, is in breach or default under any Material Contract in any material respect except as disclosed in Schedule 3.10. To the Company’s knowledge, all Material Contracts are in full force and effect. Except as disclosed on Schedule 3.10, there are no Material Contracts with any Sellers or any Affiliate (disregarding the proviso in the definition of “Affiliate”) of Sellers (other than any Company Party) that will be binding on any Company Party after Closing. There are no futures, options, swaps or other derivatives with respect to the sale of production that will be binding on any Company Party after Closing. No notice of default or breach has been received or delivered by any Company Party under any Material Contract, or other contract disclosed in Schedule 3.10, the resolution of which is currently outstanding, and no currently effective notices have been received by any Company Party of the exercise of any premature termination, price redetermination, market-out or curtailment of any Material Contract or other contract disclosed in Schedule 3.10.

Section 3.11 Consents and Preferential Purchase Rights. Except as described in Schedule 3.11, there are no preferential rights to purchase or third-party consents to assignment or to any change of control of any Company Party, which may be applicable to the sale of the Acquired Interests by Sellers as contemplated by this Agreement, except for Customary Post-Closing Consents and those approvals described in Section 5.5.

Section 3.12 Liability for Brokers’ Fees. Neither Purchaser nor any Company Party shall directly or indirectly have any Liability nor shall any of the Company Properties be burdened as a result of undertakings or agreements of Sellers or any Company Party prior to Closing, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation to an intermediary in connection with the negotiation, execution or delivery of this Agreement or any agreement or transaction contemplated hereby.

Section 3.13 Outstanding Capital Commitments. Except as described in Schedule 3.13, as of the Execution Date, there are no outstanding authorizations for expenditure or other commitments for capital expenditures which are binding on any Company Party and which the Company reasonably anticipates will individually require expenditures by the Company Parties after the Closing Date in excess of One Hundred Fifty Thousand Dollars ($150,000).

Section 3.14 Absence of Certain Changes. Except as set forth in Schedule 3.14 or in the ordinary course of business, since September 30, 2015, neither Sellers nor any Company Party have taken any action or failed to take any action that would have resulted in a breach of Section 5.2 or Section 5.3, had such section been in effect since September 30, 2015. Except as set forth in Schedule 3.14 or in the ordinary course of business, since September 30, 2015:

(a) there has not been any event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b) there has not been any damage to or destruction or loss of the assets of the E&P Business (other than the Excluded Assets), whether or not covered by insurance, that individually or in the aggregate exceeds $1,000,000;

(c) there has been no acceleration or delay in, or postponement of, the payment of any Liabilities related to the E&P Business or the assets of the E&P Business (other than the Excluded Assets) in excess of $1,000,000;

(d) there has been no acceleration or delay in the collection of any payment related to the E&P Business or the assets of the E&P Business (other than the Excluded Assets) in excess of $1,000,000; and

(e) there is no contract or similar agreement to do any of the foregoing.

Section 3.15 Governmental Authorizations. Except with respect to Environmental Laws, which are exclusively addressed in Section 3.8, each Company Party has obtained and is maintaining all material Governmental Authorizations that are presently necessary or required for the ownership and operation of the E&P Business as currently owned and operated by such Person.

Section 3.16 Assets of the E&P Business. Except as set forth in Schedule 3.16, the material assets (the “Employed Properties”) which are reflected as owned by the Company Parties in the Financial Statements include in all material respects the equipment, materials, contracts, leases, data, records, rights, interests and all other property reasonably necessary for the continued operation, following the Closing, of the E&P Business as conducted prior to the date hereof (the “Existing Business”), and no property, right or interest material to the continued operation of the

Existing Business is being retained by any Seller, any Affiliate of any Seller (other than any Company Party) or any EnCap Affiliate. The Employed Properties are in a state of repair adequate in all material respects for normal operations in accordance with minimally acceptable industry practices in the areas in which they are operated. Subject to normal wear and tear, the Employed Properties are adequate in all material respects, together with all related Company Properties, to operate the E&P Business as currently operated.

Section 3.17 Insurance. As of the Execution Date, the Company Parties maintain, or are entitled to the benefits of, and, immediately prior to Closing will maintain, or will be entitled to the benefits of, insurance covering their properties, operations, personnel and businesses in amounts and with the insurers set forth on Schedule 3.17. Except as set forth on Schedule 3.17, there are no outstanding claims under any such insurance. No Company Party has received any notice from any insurer or agent of such insurer that substantial capital improvements or other expenditures will have to be made in order to continue such insurance, and all such insurance is effective and duly in force.

Section 3.18 Absence of Undisclosed Liabilities. Other than pursuant to this Agreement, except as disclosed on Schedule 3.18, no Company Party is subject to any direct or indirect material liability, indebtedness, Damage, Tax, interest, penalty, amount paid in settlement, judgment, assessment, deficiency, guaranty or endorsement of or by any Person, in the case of each of the foregoing, whether absolute or contingent, matured or unmatured, asserted or unasserted, accrued or unaccrued, due or to become due, liquidated or unliquidated (“Liabilities”), except (i) those which are adequately reflected or reserved against in the Financial Statements as of September 30, 2015 and (ii) those which have been incurred in the ordinary course of business consistent with past practice since September 30, 2015 and which are not, individually or in the aggregate, material in amount.

Section 3.19 Payout Balances and Take or Pay. The Payout Balance for each Company Well and the applicable joint operating agreement and/or development agreement are properly reflected in Schedule 3.19 as of the respective date(s) shown thereon. “Payout Balance(s)” means the status, as of the dates of the calculations, of the recovery by the Company Parties or a third party of a cost amount specified in the contract relating to a Company Well out of the revenue from such Company Well where the Net Revenue Interest of the Company Parties therein will be reduced or the Working Interest therein will be increased when such amount has been recovered. Except as is disclosed in Schedule 3.19 as of the respective dates shown thereon, neither Sellers nor the Company Parties have received any notice of deficiency payments under gas contracts for which anyone has a right to take deficiency gas from the Company Properties, nor have the Company Parties received any payments for production which are subject to refund or recoupment out of future production.

Section 3.20 Non-Consent. No Company Party has elected not to participate in any operation or activity proposed with respect to the Company Properties which could result in any of the Company Parties’ interest in any Company Properties becoming subject to a reduction, penalty or forfeiture as a result of such election not to participate in such operation or activity, except to the extent reflected in the Net Revenue Interest and Working Interest columns set forth in Annex 3.

Section 3.21 Wells.

(a) The Company Wells operated by the Company Parties are identified on Annex 2. Except as disclosed in Schedule 3.21: (i) all of the Company Wells operated by any Company Party or its Affiliates, and to the Company’s knowledge all other Company Wells, have been drilled and completed, or are being drilled and completed, within the boundaries of the Leases, or lands pooled, communitized or unitized therewith, or within the limits otherwise permitted by applicable Law; and (ii) no Company Well operated by any Company Party or its Affiliates, and to the Company’s knowledge no other Company Well, is subject to material penalties on allowable production after the Execution Date because of any overproduction or any other violation of applicable Laws, rules, regulations or permits or judgments, orders or decrees of any Governmental Authority that would prevent any Company Well from being entitled to its full legal and regular allowable production from and after the Execution Date.

(b) With respect to such Company Well identified on Annex 2, at all times since the expiration of the primary term of such Lease, there has been production and/or operations from such Company Well sufficient to maintain such Lease, in accordance with the terms and provisions of such Lease, beyond its primary term.

(c) Except as disclosed in Schedule 3.21, to the Company’s knowledge, there are not any Company Wells or other equipment located on the Company Properties that any Company Party is currently obligated by any Laws or contract to currently plug, dismantle and/or abandon.

Section 3.22 Imbalances. Except as disclosed in Schedule 3.22 as of the Execution Date, the Company Parties have no Imbalances.

Section 3.23 Royalties. Except as set forth on Schedule 3.23, all oil and gas production proceeds payable by any Company Party or its Affiliates to others from the Company Wells have been disbursed in all material respects in accordance with all of the terms and conditions of the applicable Company Earned Leases, other contracts, and applicable Law.

Section 3.24 Leases. No material default exists in the performance of any obligation of any Company Party under any Lease including any default that would entitle the lessor to cancel or terminate any Lease; to the Company’s knowledge, no material default exists under any Lease by any other Person a party thereto; and payments of all rentals, delay rentals, option payments, extension payments, and similar payments with respect to the Company Earned Leases that are due from the Company Parties prior to the Closing Date have been or will be paid. Except as set forth in Schedule 3.24, to the Company’s knowledge, no party to any Lease or any successor to the interest of such party has filed or, threatened to file any action to terminate, cancel, rescind or procure judicial reformation of any Lease, in any material respect.

Section 3.25 Surface Restrictions. Except as set forth in Schedule 3.25, to the Company’s knowledge, none of the Company Earned Leases are subject to any restrictions on any lessee’s use of the surface in connection with Hydrocarbon operations from such Company Earned Lease that would materially and adversely affect such use or operations in the governmental section in which the lands covered by such Company Earned Lease are located.

Section 3.26 Operations of Company Properties. One of the Company Parties is the duly authorized and designated operator of the Company Wells and has all authorizations, permits or other approvals required by Law to operate the Company Wells, except for the wells identified in Schedule 3.26.

Section 3.27 Bankruptcy. There are no bankruptcy, reorganization, arrangement proceedings or proceedings of a similar nature in any jurisdiction in which a Company Party conducts business, pending against, being contemplated by or, to the Company’s knowledge, threatened against any Company Party.

Section 3.28 Bank Accounts. Schedule 3.28 sets forth a true, complete and correct list of all deposit, demand, time, savings, passbook, security or similar accounts that the Company Parties maintain with any bank or financial institution, the names and addresses of the financial institutions maintaining each such account, the purpose for which such account is established and the authorized signatories on each such account.

Section 3.29 Intellectual Property. Except as disclosed in Schedule 3.29:

(a) Each of the Company Parties owns or has a valid license to use, as applicable, all Intellectual Property used in the conduct of the E&P Business of the Company Parties as currently conducted, free and clear of all Liens (other than Permitted Encumbrances).

(b) To the knowledge of the Company, each of the Company Parties has not infringed upon, misappropriated, diluted, or otherwise violated the Intellectual Property of any third party (including, without limitation, pursuant to any agreements to which a Company Party is a party). To the knowledge of the Company, no third party is infringing, misappropriating, diluting or violating the Intellectual Property of a Company Party.

(c) Each of the Company Parties has taken reasonable measures to protect the confidentiality of the material trade secrets and confidential information owned by the Company Parties used in the E&P Business and of any third parties who have licensed material trade secrets and confidential information to the Company Parties for use in the E&P Business.

(d) In the past two (2) years, there has been no material failure or other material substandard performance of any computer systems of the Company Parties which has caused any material disruption to the E&P Business. Each of the Company Parties has taken commercially reasonable steps to provide for the back-up and recovery of data and information, have commercially reasonable disaster recovery plans, procedures and facilities, and, as applicable, have taken commercially reasonable steps to implement such plans and procedures. Each of the Company Parties has taken commercially reasonable actions to protect the integrity and security of the computer systems and the software information stored thereon from unauthorized use, access, or modification by third parties, and to the knowledge of the Company, no such third party has obtained unauthorized access to such computer or software systems.

Section 3.30 Limitations.

(a) Except as and to the extent expressly set forth in this Article 3 and Section 6.8, in the certificate of Sellers to be delivered pursuant to Section 8.2(b) or in the certificate of the Company to be delivered pursuant to Section 8.2(c), (i) Sellers and the Company make no representations or warranties, express or implied, with respect to the Company Parties, the E&P Business or the transactions contemplated hereby, and (ii) Sellers and the Company expressly disclaim all Liability for any representation, warranty, statement or information made or communicated (orally or in writing) to Purchaser or any of its Affiliates, employees, agents, consultants or representatives (including any opinion, information, projection or advice that may have been provided to Purchaser by any officer, director, employee, agent, consultant, representative or advisor of any Seller, the Company or any of their Affiliates).

(b) EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN THIS ARTICLE 3 AND IN SECTION 6.8, IN THE CERTIFICATE OF SELLERS TO BE DELIVERED AT CLOSING PURSUANT TO SECTION 8.2(b) OR IN THE CERTIFICATE OF THE COMPANY TO BE DELIVERED AT CLOSING PURSUANT TO SECTION 8.2(c), WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SELLERS AND THE COMPANY (1) MAKE NO AND EXPRESSLY DISCLAIM ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO (I) TITLE TO ANY OF THE ASSETS OF THE E&P BUSINESS, (II) THE CONTENTS, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, OR ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT, OR ANY GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE ASSETS OF THE E&P BUSINESS, (III) THE QUANTITY, QUALITY OR RECOVERABILITY OF HYDROCARBONS IN OR FROM THE ASSETS OF THE E&P BUSINESS, (IV) THE EXISTENCE OF ANY PROSPECT, RECOMPLETION, INFILL OR STEP-OUT DRILLING OPPORTUNITIES, (V) ANY ESTIMATES OF THE VALUE OF THE ASSETS OF THE E&P BUSINESS OR FUTURE REVENUES GENERATED BY THE ASSETS OF THE E&P BUSINESS, (VI) THE PRODUCTION OF HYDROCARBONS FROM THE ASSETS OF THE E&P BUSINESS, OR WHETHER PRODUCTION HAS BEEN CONTINUOUS, OR IN PAYING QUANTITIES, OR ANY PRODUCTION OR DECLINE RATES, (VII) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS OF THE E&P BUSINESS, (VIII) INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHT, OR (IX) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO PURCHASER OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO, AND (2) FURTHER DISCLAIM ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED,

OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OR ANY EQUIPMENT, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES HERETO THE ASSETS OF THE E&P BUSINESS ARE BEING TRANSFERRED “AS IS, WHERE IS,” WITH ALL FAULTS AND DEFECTS, AND THAT PURCHASER, BY CONSUMMATING THE TRANSACTIONS CONTEMPLATED HEREBY, SHALL HAVE MADE OR SHALL HAVE CAUSED TO BE MADE SUCH INSPECTIONS AS PURCHASER DEEMS APPROPRIATE. EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN SECTION 3.8, IN THE CERTIFICATE OF SELLERS TO BE DELIVERED AT CLOSING PURSUANT TO SECTION 8.2(b) OR IN THE CERTIFICATE OF THE COMPANY TO BE DELIVERED AT CLOSING PURSUANT TO SECTION 8.2(c), SELLERS AND THE COMPANY HAVE NOT AND WILL NOT MAKE ANY REPRESENTATION OR WARRANTY REGARDING ANY MATTER OR CIRCUMSTANCE RELATING TO ENVIRONMENTAL LAWS, ENVIRONMENTAL LIABILITIES, THE RELEASE OF HAZARDOUS MATERIALS INTO THE ENVIRONMENT OR THE PROTECTION OF HUMAN HEALTH, SAFETY, NATURAL RESOURCES OR THE ENVIRONMENT, OR ANY OTHER ENVIRONMENTAL CONDITION OF THE ASSETS OF THE E&P BUSINESS, AND PURCHASER SHALL BE DEEMED TO BE TAKING THE ASSETS OF THE E&P BUSINESS “AS IS, WHERE IS” FOR PURPOSES OF THEIR ENVIRONMENTAL CONDITION.

(c) Any representation “to the knowledge of the Company” or “to the Company’s knowledge” is limited to matters within the actual knowledge of those persons set forth on Schedule 3.30(c), after due inquiry is made.

(d) Inclusion of a matter on a Schedule attached hereto shall not be deemed an indication that such matter is, or may be, material or does, or may, have a Material Adverse Effect. Schedules may include matters not required by the terms of the Agreement to be listed on the Schedule, which additional matters are disclosed for purposes of information only, and inclusion of any such matter does not mean that all such matters not required to be disclosed are included.

(e) As used herein, “Material Adverse Effect” means a material adverse effect on the ownership, assets, operations or financial condition of the E&P Business, taken as a whole; provided, however, that Material Adverse Effect shall not include (i) effects resulting from changes in the prices of Hydrocarbons; (ii) any natural decline in Company Well performance; (iii) general changes in industry, economic or political conditions, or financial markets; (iv) changes in condition or developments generally applicable to the oil and gas industry in any area or areas where the E&P Business is located; (v) failure to meet internal or forecasts or estimates of revenues, earnings or other financial metrics for any period (excluding the underlying cause of such failure which otherwise constitutes a Material Adverse Effect under this Section 3.30(e)); (vi) acts of God, including hurricanes and storms; (vii) acts or failures to act of general application by Governmental Authorities; (viii) civil unrest or similar disorder or terrorist acts; (ix) changes in Laws (including, for the avoidance of doubt, any Laws with respect to Taxes) or interpretations thereof, in each case of general application, by any Governmental Authority, including any changes in the deductibility of drilling, completion or operating costs; (x) any reclassification or recalculation of reserves in the ordinary course of business; (xi) effects or changes that are cured or no longer exist by the earlier of the Closing and the termination of this Agreement pursuant to Article 10; (xii) performance of this Agreement and the transactions contemplated hereby, including compliance with covenants set forth herein; (xiii) changes resulting from the announcement or pendency of the transactions contemplated hereby, including the impact on employees and commercial relationships, or the performance of the covenants set forth in Section 5.2 hereof; (xiv) any increase in the cost or availability of Financing; or (xv) any changes contemplated by this Agreement or agreed to by the Parties (unless in the case of subparts (iii), (iv), (vii) and/or (ix) such event(s) disproportionately affects in any material respect the Company Parties as compared to other Persons in the oil and gas industry where the E&P Business is located).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser and Parent represent and warrant to Sellers and the Company the following:

Section 4.1 Existence and Qualification. Purchaser Parent is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Oklahoma. Purchaser is a limited liability company organized under the Laws of the State of Delaware. Ultimate Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

Section 4.2 Power. Each of Purchaser and Parent has the partnership, corporate or limited liability company, as applicable, power to enter into and perform its obligations under this Agreement (and all documents required to be executed and delivered by Purchaser or Parent, as applicable, at Closing) and to consummate the transactions contemplated by this Agreement (and such documents).

Section 4.3 Authorization and Enforceability. The execution, delivery and performance of this Agreement (and all documents required to be executed and delivered by Purchaser or Parent, as applicable, at Closing), and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary partnership, corporate or limited liability company, as applicable, action on the part of Purchaser and Parent. This Agreement has been duly executed and delivered by Purchaser and Parent (and all documents required to be executed and delivered by Purchaser or Parent, as applicable, at Closing will be duly executed and delivered by Purchaser or Parent, as applicable) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Purchaser and Parent, as applicable, enforceable in accordance with their terms.

Section 4.4 No Conflicts. The execution, delivery and performance of this Agreement by Purchaser and Parent, and the consummation of the transactions contemplated by this Agreement, will not (i) violate any provision of the Organizational Documents of Purchaser or Parent, (ii) result in a material default (with due notice or lapse of time or both) or the creation of any Lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any material note, bond, mortgage, indenture, or other financing instrument to which Purchaser or Parent is a party or by which it is bound, (iii) violate any judgment, order, ruling, or regulation applicable to Purchaser or Parent as a party in interest or (iv) violate any Law applicable to Purchaser or Parent, except any matters described in clauses (ii), (iii) or (iv) above which would not have any material and adverse effect on the ability of Purchaser or Parent to perform its obligations under this Agreement or any other agreement contemplated hereby or to consummate the transactions contemplated hereby and thereby (a “Purchaser Material Adverse Effect”).

Section 4.5 Consents, Approvals or Waivers. The execution, delivery and performance of this Agreement by Purchaser and Parent will not be subject to any consent, approval or waiver from any Governmental Authority or other third Person.

Section 4.6 Litigation. There are no actions, suits or proceedings pending, or to Purchaser’s knowledge, threatened in writing before any Governmental Authority or arbitrator against Purchaser or Parent or any Affiliate thereof which are reasonably likely to impair or delay Purchaser’s or Parent’s ability to perform its obligations under this Agreement.

Section 4.7 Financing. Purchaser has, and at Closing will have, sufficient cash, available lines of credit or other sources of immediately available funds (in United States Dollars) to enable it to pay the Closing Cash Payment to Sellers at the Closing (“Financing”). Ultimate Parent has, and at Closing will have, sufficient duly authorized shares of its common stock to enable it to issue the Ultimate Parent Shares to the Sellers.

Section 4.8 Investment Intent. Purchaser is acquiring the Acquired Interests for its own account and not with a view to their sale or distribution in violation of the Securities Act, the rules and regulations thereunder, any applicable state blue sky Laws, or any other applicable securities Laws.

Section 4.9 Independent Investigation. Purchaser is (or its advisors are) experienced and knowledgeable in the oil and gas business and aware of the risks of that business. Purchaser acknowledges and affirms that (i) as of the Execution Date, it has made all such independent investigation, verification, analysis and evaluation of the Company Parties and the E&P Business as it deems necessary or appropriate to enter into this Agreement, (ii) it has made all such reviews and inspections of the E&P Business and the business, books and records, results of operations, conditions (financial or otherwise) and prospects of the Company Parties as it has deemed necessary or appropriate to execute and deliver this Agreement, and (iii) prior to Closing, it will make independent investigations, inspections and evaluations of the E&P Business as it deems necessary or appropriate to consummate the transactions contemplated hereby. Except for the representations and warranties expressly made by Sellers and the Company in Article 3 and Section 6.8 of this Agreement or in the certificates to be delivered to Purchaser pursuant to Section 8.2(b) and Section 8.2(c) of this Agreement, Purchaser acknowledges that there are no representations or warranties, express or implied, as to the financial condition, assets, Liabilities, equity, operations, business or prospects of the Company Parties or any Affiliate thereof, and that in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser has relied solely upon the representations and warranties expressly made in Article 3 and Section 6.8 and its own independent investigation, verification, analysis and evaluation.

Section 4.10 Liability for Brokers’ Fees. Sellers, and, prior to Closing, the Company Parties, shall not directly or indirectly have any Liability, as a result of undertakings or agreements of Purchaser or Parent, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation to an intermediary in connection with the negotiation, execution or delivery of this Agreement or any agreement or transaction contemplated hereby.

Section 4.11 Qualification. Purchaser is or as of the Closing will be qualified under applicable Laws to hold Company Earned Leases, rights of way and other rights issued by the United States government, and by other Governmental Authorities.

Section 4.12 Issuance of Ultimate Parent Shares. The issuance of the Ultimate Parent Shares pursuant to this Agreement has been duly authorized and upon consummation of the transactions contemplated by this Agreement, the Ultimate Parent Shares will be validly issued, fully paid, non-assessable, issued without application of preemptive rights, will have the rights, preferences and privileges specified in Ultimate Parent’s Organizational Documents, and will be free and clear of all Liens and restrictions, other than the restrictions imposed by this Agreement and applicable federal and state securities Laws.

Section 4.13 SEC Reports. Ultimate Parent has filed and made available to Sellers via EDGAR all forms, reports and other documents publicly filed by Ultimate Parent with the Securities Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since January 1, 2015. All such forms, reports and other documents, including any audited or unaudited financial statements and any notes thereto or schedules included therein (including those that Ultimate Parent may file after the date hereof and prior to the Closing Date) are referred to herein as the “Ultimate Parent SEC Reports.” The Ultimate Parent SEC Reports (a) were filed on a timely basis, (b) comply in all material respects with the applicable requirements of the Exchange Act and the rules and regulations of the Securities Exchange Commission thereunder and (c) did not, at the time they were filed (except to the extent corrected or superseded by a subsequent Ultimate Parent SEC Document), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements included in the Ultimate Parent SEC Reports (x) comply in all material respects with applicable accounting requirements and with the published rules and regulations of the Securities Exchange Commission with respect thereto, (y) were prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, subject to normal year-end audit adjustments or otherwise as permitted by Form 10-Q of the Securities Exchange Commission), and (z) fairly present (subject in the case of unaudited statements to normal, recurring and year-end audit adjustments) in all material respects the consolidated financial position of Ultimate Parent as of the dates thereof and the consolidated results of its operations and cash flows for the periods then ended.

Section 4.14 No Registration. Assuming the accuracy of the representations and warranties of Sellers contained in this Agreement, the sale and issuance of the Ultimate Parent Shares to Sellers pursuant to this Agreement is exempt from the registration requirements of the Securities Act, and neither Purchaser or Parent nor any authorized agent acting on its behalf has taken or will take any action hereafter that would cause the loss of such exemptions.

Section 4.15 Investment Company. Neither Purchaser nor Parent is (a) an investment company or a company controlled by an investment company within the meaning of the Investment Company Act of 1940, as amended, or (b) subject in any respect to the provisions of that act.

Section 4.16 NYSE Listing. Ultimate Parent’s common stock is listed on New York Stock Exchange, and Ultimate Parent has not received any notice of delisting. Subject to the receipt of the New York Stock Exchange listing approval with respect to the Ultimate Parent Shares, the issuance and sale of the Ultimate Parent Shares does not contravene New York Stock Exchange rules and regulations.

Section 4.17 Form S-3 Eligibility. As of the date of this Agreement, Ultimate Parent is eligible to register the resale of the Ultimate Parent Shares for resale by Sellers under Form S-3 promulgated under the Securities Act.

ARTICLE 5

COVENANTS OF THE PARTIES

Section 5.1 Press Releases. The Ultimate Parent will file with the Securities and Exchange Commission a current report on Form 8-K, as required under the Exchange Act, and may file a Form D, pursuant to the rules of Regulation D under the Securities Act, that discloses this Agreement. Neither Sellers, the Company nor Purchaser, nor an Affiliate of any of them, shall make any press release or other public announcement regarding the existence of this Agreement, the contents hereof or the transactions contemplated hereby without the prior written consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that the foregoing shall not restrict disclosures to the extent (i) necessary for a Party to perform this Agreement (including disclosure to a Governmental Authority or any third Persons holding preferential rights to purchase any of the assets of the E&P Business, rights of consent or other rights that may be applicable to the transactions contemplated by this Agreement, as reasonably necessary to provide notices, seek waivers, amendments or termination of such rights, or seek such consents), (ii) required (upon advice of counsel) by applicable securities or other applicable Laws or regulations or the applicable rules of any stock exchange having jurisdiction over the Parties or their respective Affiliates or (iii) subject to the Confidentiality Agreement, such Party has given the other Parties a reasonable opportunity to review such disclosure prior to its release and no objection is raised; provided, further, that, in the case of clauses (i) and (ii), each Party shall use its reasonable efforts to consult with the other Parties regarding the contents of any such release or announcement prior to making such release or announcement.

Section 5.2 Operation of Business. Except as set forth in Schedule 5.2, as provided in the Capital Expenditure Forecast for 2015 in Schedule 5.2 (the “Capital Expenditure Plans”), or as may be required in connection with the other provisions of this Article 5, until the Closing, the Company shall, and shall cause the Company Parties to each, (i) operate its business in the ordinary course consistent with past practices and in accordance with prudent industry practices, (ii) not engage in any business other than the E&P Business, (iii) operate the E&P Business in material compliance with all applicable Laws and (iv) keep and maintain (in all material respects) accurate books, records and accounts, and, without limiting the generality of the preceding, shall:

(a) not lease, transfer, sell, hypothecate, encumber or otherwise dispose of any assets of a Company Party, except for (i) sales and dispositions of Hydrocarbons in the ordinary course of business consistent with past practices and in accordance with prudent industry practices, (ii) other sales and dispositions of surplus, worn-out or obsolete Company Equipment in the ordinary course of business not exceeding, in the aggregate, Five Hundred Thousand Dollars ($500,000), (iii) Company Earned Leases which may expire in accordance with the terms thereof (provided that, if any Company Party has a right to renew or extend the terms of such Company Earned Leases, such Company Party shall timely and properly pay all Lease renewals and extensions in accordance with the terms of the applicable Company Earned Leases), (iv) reductions or forfeitures of interest due to non-consent elections made in the ordinary course of business, interests earned by non-consent parties after non-consent payouts, and other interests subject to earnout, back-in interests, net profits interests or similar contingent payout or interests provisions in Company Contracts in effect on the Execution Date, provided that no Company Party shall make a non-consent election after the Execution Date without Purchaser’s prior written consent; (v) sales and/or trades of assets of the E&P Business set forth in Schedule 5.2; (vi) transfers of assets pursuant to Section 1.3; and (vii) Liens securing the Secured Obligations (as defined in the Credit Agreement);

(b) not terminate, materially amend (or waive any material rights), execute, violate, breach or default under or extend any Material Contracts;

(c) maintain insurance coverage on the Company Properties in the amounts and of the types currently in force or, upon renewal thereof, in similar amounts and types to the extent then available on commercially reasonable terms and prices;

(d) maintain all Government Authorizations in effect that are necessary or required in any material respect for the ownership and operation of the E&P Business;

(e) except with respect to those matters described on Schedule 3.6 that are settled or compromised solely by delivery of immediately available cash funds prior to Closing and which settlement or compromise fully releases the applicable Company Parties, not institute, waive, compromise, or settle any claim with respect to any Company Party or the Company Properties where the amount at issue is One Hundred and Fifty Thousand Dollars ($150,000) or greater;

(f) except for operations undertaken to perpetuate any Company Properties, not propose or consent to any operation proposed by a third party with respect to the Company Properties, the cost of which exceeds One Hundred and Fifty Thousand Dollars ($150,000), net to the Company Parties’ interest therein;

(g) not abandon, or agree to abandon, any Company Well, except as required by applicable Law or Company Contract or as contemplated in Schedule 3.21;

(h) not grant or create any preference right with respect to any Leases;

(i) subject to Section 5.2(a)(iii), (i) if any Company Party has a contractual right to renew or extend the term of any Company Earned Lease, maintain in full force and effect such Company Earned Lease and timely and properly pay Lease Burdens and all Lease renewals and extensions in accordance with the terms of such Company Earned Lease, and (ii) with respect to any other applicable Company Earned Lease, timely and properly pay Lease Burdens, use commercially reasonable efforts to maintain in full force and effect such Company Earned Lease, and if there is the potential to renew or extend any such Company Earned Lease, use commercially reasonable efforts to timely and properly pay any applicable Lease renewals and extensions;

(j) keep Purchaser reasonably apprised of any drilling, re-drilling or completion operations proposed or conducted by the Company Parties with respect to the Company Properties, and will, in connection therewith, consider reasonable requests by Purchaser for specific drilling, completion and other operations on the Company Properties; provided, however, that (i) the determination to undertake any such requested operations will be made by each Company Party acting as a reasonably prudent operator and (ii) a Company Party will not be required to conduct any operations that it believes would be unsafe or would endanger persons, property or the environment;

(k) (A) provide Purchaser with respect to all Company Properties (i) on or before the Execution Date, all production information and lease operating statements in a Company Party’s possession prior to the Execution Date, including access to any Company Party’s ARIES™ database; provided the October lease operating statements shall be provided on or before December 8, 2015, and the November lease operating statements shall be provided on or before December 10, 2015, (ii) ongoing access to any Company Party’s ARIES™ database, and (iii) upon receipt, all production information and lease operating statements received by a Company Party after the Execution Date from any third party, and (B) (i) within two (2) days after generation, provide Purchaser all production information and lease operating statements generated by a Company Party after the Execution Date, (ii) within two (2) days after generation, provide Purchaser all production information and lease operating statements requested by Purchaser for a Company Party to generate relating to any of the Company Wells, (iii) seek all production information reasonably requested by Purchaser for a Company Party to seek from a third party operator that a Company Party has the right to obtain from such third party operator and provide such information to Purchaser upon receipt by a Company Party, and (iv) use commercially reasonable efforts to request, on Purchaser’s behalf, all production information associated with the Company Properties (even where there is no obligation on the part of a third party) and provide such information to Purchaser upon receipt by a Company Party;

(l) notify Purchaser if any Lease terminates promptly upon learning of such termination;

(m) not incur Liabilities with respect to the Company Properties for which Purchaser would be responsible after Closing, other than (i) those Liabilities reflected as “Current Liabilities” as part of the Effective Time Net Working Capital determined in accordance with Section 2.3, or (ii) Liabilities incurred in the ordinary course consistent with past practices employed by the Company Parties with respect to the Company Properties in an amount not to exceed One Hundred Fifty Thousand Dollars ($150,000) (net to the Company Parties’ interest therein);

(n) not enter into or amend any contract with any Seller, any Affiliate of Sellers or any EnCap Affiliate applicable to the Company Parties, except for terminations of any such contract in accordance with Section 5.12;

(o) not take, nor permit any of its Affiliates or any EnCap Affiliate (or authorize or permit any investment banker, financial advisor, attorney, accountant or other Person retained by, acting for or on behalf of a Seller, any Company Party, any such Affiliate or such EnCap Affiliate) to take, directly or indirectly, any action to solicit, encourage, receive, negotiate, assist or otherwise facilitate (including by furnishing confidential information with respect to the Company Parties or the Company Properties or permitting access to the Company Properties or books and records of Sellers or the Company Parties) any offer or inquiry from any Person concerning the direct or indirect acquisition of a Company Party or the Company Properties by any Person other than Purchaser or its Affiliates. If any Seller or such Affiliates (or other Persons acting for or on its behalf) receives from any Person any offer, inquiry or other informational request referred to above, Sellers will promptly advise such Person, by written notice, of the terms of this provision;

(p) other than in the ordinary course of business with respect to accounts less than Fifty Thousand Dollars ($50,000), not delay or postpone any payment of accounts payable or other payables or expenses, or accelerate the collection of accounts receivable or cash collections of any type;

(q) promptly notify Purchaser of any proposed spacing, pooling, unitization and/or communitization agreements, declarations, orders and/or applications or any well proposals of which a Company Party becomes aware (each, a “Proposal”) and the Company Parties will only (i) protest such proposed spacing, pooling, unitization and/or communitization agreements, declarations, orders and/or application or (ii) participate in such well proposals as Purchaser directs, and timely and properly make any payment relating thereto, provided (a) Purchaser shall reimburse Seller for the same upon the occurrence of Closing and (b) such reimbursement obligation shall only apply with respect to a Proposal that a Company Party has not received written notice of prior to the Execution Date; and

(r) not commit to do any act prohibited by the foregoing clauses of this Section 5.2.

Requests for approval of any action restricted by this Section 5.2 shall be delivered to both of the following individuals, who shall have full authority to grant or deny such requests for approval on behalf of Purchaser (provided, to the extent both persons respond to a request and such responses conflict, Sellers and Company Parties shall be entitled to act in accordance with the first person responding):

DEPCO Delaware, L.L.C.

333 W. Sheridan Ave

Oklahoma City, OK 73102-5010

Attention: Mr. David G. Harris

Phone: 405-228-2888

Email: David.Harris@dvn.com

Attention: Mr. John D. Raines

Phone: 405-228-4480

Email: John.Raines@dvn.com

Purchaser’s approval of any action restricted by this Section 5.2 shall not be unreasonably withheld, conditioned or delayed and shall be considered granted within five (5) days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in the Company’s notice) of the Company’s notice to Purchaser requesting such consent unless Purchaser notifies the Company to the contrary during that period. Notwithstanding the foregoing provisions of this Section 5.2, in the event of an emergency, Sellers may take such action as reasonably necessary in response to such emergency and shall notify Purchaser of such action promptly thereafter. Purchaser acknowledges that the Company Parties may own undivided interests in certain Company Properties, and Purchaser agrees that the acts or omissions of third Persons shall not constitute a violation of the provisions of this Section 5.2, nor shall any action required by a vote of working interest owners constitute such a violation so long as the Company Parties have voted their respective interests in a manner consistent with this Section 5.2.

Notwithstanding the reference to the Capital Expenditure Plans in the introductory clause of this Section 5.2, until the Closing, Sellers shall, and shall cause the Company Parties to each, in good faith implement the drilling program and other activities in accordance with and as contemplated by the Capital Expenditure Plans and expend and timely pay for the applicable amounts set forth in the Capital Expenditure Plans to the extent such amounts relate to activity conducted prior to the Closing Date under Schedule 5.2.

Section 5.3 Conduct of the Company Parties. Except as set forth in Schedule 5.3, as provided in the Capital Expenditure Plans or as may be required in connection with the other provisions of this Article 5, until the Closing, Sellers and the Company Parties, as applicable, shall not permit any Company Party to do any of the following without the prior written consent of Purchaser:

(a) amend its Organizational Documents;

(b) issue, redeem or otherwise acquire any shares of its capital stock or other equity interest or issue any option, warrant or right relating to its capital stock or other equity interest or any securities convertible into or exchangeable for any shares of capital stock or other equity interest, declare or pay any stock-split, or declare or pay any non-cash dividend or make any other payment or distribution to any Seller or other Affiliate except cash;

(c) transfer, sell, dispose of, pledge or encumber any of its capital stock or other equity interest, other than to secure the Secured Obligations (as defined in the Credit Agreement);

(d) except for indebtedness (or guarantees of such indebtedness) to or for another Company Party or borrowings in the ordinary course of business consistent with past practice under the Credit Agreement, incur or assume a Loan or incur, create or assume any Lien with respect to any of the Company Properties or the assets of any Company Party other than Permitted Encumbrances and/or to secure the Secured Obligations (as defined in the Credit Agreement);

(e) make an equity investment in any other Person (except solely investments in immediately available cash funds in any Company Party or TOM-STACK, LLC, a Delaware limited liability company (“TOM-STACK”), or their Affiliates);

(f) make any change in any method of accounting or accounting principles other than those required by the Accounting Principles;

(g) acquire by merger, consolidation or purchase of equity interests or by purchasing a substantial portion of the assets of, or by any other manner, any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets (other than inventory in the ordinary course of business, New Interests, Replacement Acreage, Replacement Interests or pursuant to trades set forth in Schedule 5.2) relating to the E&P Business; provided, the foregoing shall in no way prelude the Company Parties from obtaining, earning or otherwise acquiring the Company Unearned Leases pursuant to a Farmout Agreement;

(h) make, change or rescind any election relating to Taxes, make any change in any Tax reporting principles, methods or policies, file any amended Tax Return or claim for refund, settle or compromise any Tax Liability, surrender any right to claim a refund of Taxes, enter into any closing agreement affecting any Tax Liability or refund or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment;

(i) adopt a plan of complete or partial liquidation or authorize or undertake a dissolution, consolidation, restructuring, recapitalization or other reorganization;

(j) make any Loan (excluding (i) accounts receivable in the ordinary course of business, (ii) advances or cash call payments to the operator as required under applicable operating agreements or forced pooling orders, (iii) advances as operator on behalf of co-owners for costs under applicable operating agreements, (iv) loans to another Company Party, and (v) other loans in the ordinary course of business to any Person);

(k) establish, enter into, materially amend or terminate any Employee Plan for Business Employees, except changes generally affecting Employee Plans covering both Business Employees and other employees of Sellers or an ERISA Affiliate, or consistent with then-current industry practice;

(l) (i) enter into or become subject to any collective bargaining agreement or other contract, agreement or understanding with any labor union or representative of employees that relates to any Business Employee or Business Contractor; (ii) establish or contribute to any Employee Plan; (iii) transfer the employment or engagement of any Business Employee or Business Contractor; (iv) terminate the employment or engagement of any Business Employee or Business Contractor other than for cause; or (v) hire or retain any individual who would be a Business Employee or a Business Contractor;

(m) form any subsidiaries;

(n) terminate or voluntarily relinquish any material Governmental Authorization necessary for the conduct of the E&P Business except in the ordinary course of business; or

(o) agree to do any of the foregoing.

Requests for approval of any action restricted by this Section 5.3 shall be delivered to both of the following individuals, who shall have full authority to grant or deny such requests for approval on behalf of Purchaser (provided, to the extent both persons respond to a request and such responses conflict, Sellers and Company Parties shall be entitled to act in accordance with the first person responding):

DEPCO Delaware, L.L.C.

333 W. Sheridan Ave

Oklahoma City, OK 73102-5010

Attention: Mr. David G. Harris

Phone: 405-228-2888

Email: David.Harris@dvn.com

Attention: Mr. John D. Raines

Phone: 405-228-4480

Email: John.Raines@dvn.com

Purchaser’s approval of any action restricted by this Section 5.3 shall not be unreasonably withheld, conditioned or delayed and shall be considered granted within five (5) days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in the Company’s notice) of the Company’s notice to Purchaser requesting such consent unless Purchaser notifies the Company to the contrary during that period. Notwithstanding the foregoing provisions of this Section 5.2, in the event of an emergency, the Company may take such action as reasonably necessary in response to such emergency and shall notify Purchaser of such action promptly thereafter. Purchaser acknowledges that the Company Parties may own undivided interests in certain Company Properties, and Purchaser agrees that the acts or omissions of third Persons shall not constitute a violation of the provisions of this Section 5.2, nor shall any action required by a vote of working interest owners constitute such a violation so long as the Company Parties have voted their respective interests in a manner consistent with this Section 5.2.

Section 5.4 Indemnity Regarding Access. Purchaser agrees to indemnify, defend and hold harmless Sellers, their Affiliates (including until Closing the Company Parties), the other owners of interests in the Company Properties (and operating Affiliates conducting operations thereof, or with respect thereto), and all such Persons’ directors, officers, employees, agents and representatives from and against any and all Liabilities (including court costs and reasonable attorneys’ fees), including Liabilities attributable to personal injury, death, or property damage, arising out of or relating to access to the E&P Business prior to the Closing by Purchaser, its Affiliates, or its or their directors, officers, employees, agents or representatives, EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR LEGAL FAULT OF ANY INDEMNIFIED PERSON (BUT NOT SUCH PERSON’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT).

Section 5.5 Commercially Reasonable Efforts; Further Action. The Parties shall use their commercially reasonable efforts to take or cause to be taken all appropriate action, and to do, or cause to be done, all things necessary or reasonably advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including using their commercially reasonable efforts to obtain, or cause to be obtained, all waivers, permits, consents, approvals, authorizations, qualifications and orders of all Governmental Authorities and officials and parties to contracts with any Company Party that may be or become necessary for the performance of obligations pursuant to this Agreement and the consummation of the transactions contemplated by this Agreement, and all Parties will cooperate fully with the other Parties in promptly seeking to obtain all such waivers, permits, consents, approvals, authorizations, qualifications and orders. The Parties shall cooperate and assist one another in connection with all actions to be taken pursuant to this Section 5.5. Each of Sellers and Purchaser shall use their commercially reasonable efforts to provide or cause to be provided promptly to the other Party all necessary information and assistance as any Governmental Authority may from time to time require in connection with obtaining the relevant waivers, permits, consents, approvals, authorizations, qualifications or orders.

Section 5.6 Intercompany Indebtedness. Subject to Section 5.12, at or prior to Closing, Sellers and their Affiliates (other than the Company Parties) shall (i) either capitalize or cause each Company Party to repay by cash payment any Loans of such Company Party from Sellers or any other Affiliates (other than the Company Parties) and (ii) repay any Loans of Sellers or any such Affiliate from any Company Party.

Section 5.7 Third Person Indebtedness.

(a) The Company shall cause each Company Party to use all commercially reasonable efforts to cause each payee of a Third-Party Loan to deliver a Debt Payoff Letter to the applicable payor Company Party at least two (2), but no more than five (5), Business Days prior to the Closing Date, copies of which shall be promptly delivered to Purchaser.

(b) At or prior to Closing, the Company shall have paid or caused the Company Parties to pay all amounts payable as set forth in any applicable Debt Payoff Letter (including the applicable Debt Payoff Amount) with respect to each Third-Party Loan and any letters of credit or swap agreements (if any) with respect to such Third-Party Loan shall have been repaid, backstopped, novated or terminated, as applicable, pursuant to the terms thereof.

Section 5.8 Hedges. No Company Party shall enter into any futures, options, swaps or other derivatives with respect to the sale of production from the assets of the E&P Business (collectively, the “Derivatives”) after the Execution Date.

Section 5.9 Further Assurances. After Closing, each Party agrees to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other for carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement.

Section 5.10 Transition Services. If requested by Purchaser after the Execution Date, Sellers and Purchaser will negotiate in good faith to enter into a transition services agreement for Sellers to provide transition services to Purchaser for a mutually agreed period (but not to exceed ninety (90) days) after the Closing Date with respect to the business and operations of the Company Parties. In addition, if requested by Purchaser after the Execution Date, Sellers will permit the Business Contractor arrangements requested by Purchaser to remain in effect for the benefit of the Company Parties from and after the Closing Date.

Section 5.11 Replacement of Bonds, Letters of Credit and Guarantees. The Parties understand that none of the bonds, letters of credit and guarantees, if any, posted by Sellers or any other Affiliate of the Company (including the Company Parties to the extent Sellers or their Affiliates (except the Company Parties) provide credit support for any such bonds, letters of credit or guarantees) with any Governmental Authority or third Person and relating to the E&P Business are to be transferred to Purchaser. On or before the Closing, Purchaser shall obtain, or cause to be obtained in the name of Purchaser, replacements for the bonds, letters of credit and guarantees identified in Schedule 5.11 and such other bonds, letters of credit and guarantees posted (or supported) by Sellers or such Affiliates, that may first arise between the Execution Date and Closing in the ordinary course of business that are disclosed by Sellers to Purchaser at least five (5) Business Days prior to the Closing Date (“New Bonds and LCs”), and shall use commercially reasonable efforts to cause, effective as of the Closing, the cancellation or return to Sellers of such bonds, letters of credit and guarantees posted (or supported) by Sellers or such Affiliates, and Sellers shall provide reasonable cooperation to Purchaser in connection therewith. Purchaser may also provide evidence that such replacements are not necessary as a result of existing bonds, letters of credit or guarantees that Purchaser has previously posted as long as such existing bonds, letters of credit or guarantees are adequate to secure the release of those posted (or supported) by Sellers. Schedule 5.11 identifies the bonds, letters of credit and guarantees posted (or supported) by Sellers or any other Affiliate of the Company (including the Company Parties to the extent Sellers or their Affiliates (except the Company Parties) provide credit support for any such bonds, letters of credit or guarantees) with respect to the E&P Business as of the Execution Date, which Sellers may update through the Closing Date to reflect New Bonds and LCs.

Section 5.12 Certain Affiliate Agreements. At or prior to the Closing, the applicable Seller (or Affiliate of such Seller) or EnCap Affiliate, on the one hand, and the applicable Company Party, on the other hand, shall terminate all intercompany agreements, contracts, loans, payables, receivables, arrangements and any other transactions between a Company Party, on the one hand, and Seller or any of its Affiliates or an EnCap Affiliate, on the other hand (the “Terminating Agreements”), including the intercompany arrangements in Schedule 5.12(a) but excluding those intercompany arrangements in Schedule 5.12(b).

Section 5.13 Preference Rights; Consents.

(a) Promptly after the Execution Date, the Company shall prepare and send (i) notices to the holders of any consents to assignment or change of control of any Company Party that are set forth in Schedule 3.11 or that are discovered after the Execution Date (and which are triggered by the transactions contemplated hereby) requesting consents to the transactions contemplated by this Agreement and (ii) notices to the holders of any applicable preferential rights to purchase, rights of first negotiation or similar rights that are set forth in Schedule 3.11 or that are discovered after the Execution Date (and which are triggered by the transactions contemplated hereby) in compliance with the terms of such rights and requesting waivers of such rights. Prior to Closing, the Company Parties shall reasonably cooperate with Purchaser to cause such consents to assignment or change of control and waivers of preferential rights to purchase or similar rights (or the exercise thereof) to be obtained and delivered prior to Closing, provided, however, that neither Sellers, the Company Parties nor any of their Affiliates shall be required to make payments or undertake obligations to or for the benefit of the holders of such rights in order to obtain the consents and waivers. In the event any consent is not obtained prior to Closing (or any fee payable has not been paid in connection therewith), Sellers shall not be obligated to take any action that would result in a breach of any Company Contract or Company Earned Lease for which the consent has not been obtained (or any fee payable has not been paid in connection therewith) and Sellers and Purchaser will have the right to take such actions as are reasonably necessary to comply with the applicable Company Contract or Company Earned Lease. Following Closing, Sellers and Purchaser shall cooperate in good faith to obtain any such consents (and paying any fees required in connection therewith) and waivers.

(b) Should the holder of the preferential purchase right validly exercise the same (whether before or after Closing), then:

(i) the Company Party owning the applicable asset of the E&P Business shall transfer such asset to the holder of the preferential purchase right on the terms and provisions set out in the applicable preferential purchase right provision; and

(ii) such Company Party shall be entitled to the consideration paid by such holder.

Section 5.14 Directors’ and Officers’ Indemnification and Insurance.

(a) After Closing, the Organizational Documents of the Company Parties shall contain provisions no less favorable with respect to indemnification than are set forth in their respective Organizational Documents immediately prior to Closing and set forth in any indemnification agreement currently in effect between any Seller or any Company Party and any current or former officer or director of any Company Party, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Closing Date in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Closing Date, were directors, officers, fiduciaries or agents of any Company Party; provided, that, in the event that any claim for indemnification is asserted or made within such six (6) year period, all rights to indemnification in respect of such claim shall continue until the final disposition of such claim.

(b) After Closing, Purchaser shall, in the same manner as provided by the Company Parties immediately prior to the Execution Date, indemnify and hold harmless, each present and former director and officer of the Company Parties (collectively, the “D&O Indemnified Parties”) against all Liabilities (including reasonable attorneys’ fees) paid or incurred in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Closing Date), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission occurring on or before the Closing Date in their capacity as an officer, director, employee, fiduciary or agent of the Company Parties.

(c) This Section 5.14 is intended to be for the benefit of, and shall be enforceable by, present or former directors and officers of each Company Party, their respective heirs and personal representatives and shall be binding on Purchaser and its successors and assigns. In the event that Purchaser or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person (including by dissolution), then, and in each such case, Purchaser shall cause proper provision to be made so that the successors and assigns of Purchaser assume and honor the obligations set forth in this Section 5.14. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any such present or former director or officer is entitled, whether pursuant to Law, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to any Company Party or their respective officers and directors and Business Employees, it being understood and agreed that the indemnification provided for in this Section 5.14 is not prior to or in substitution for any such claims under any such policies.

Section 5.15 Additional Acreage.

(a) (i) The Company Parties, at their sole option, may, from the Execution Date until Closing, enter into agreements to acquire and/or acquire additional oil, gas and other leasehold interests covering all the Target Depths in the area covered by the lands described on Schedule 5.15(a) attached hereto, including additional undivided interests in the Leases and (ii) following Closing, the Company Parties shall acquire those additional oil, gas and other leasehold interests covering all the Target Depths

(excluding the Company Unearned Leases) which the Company Parties have entered into definitive agreements to acquire as of the Closing Date but, as of the Closing Date, have not received assignments of or otherwise consummated the transactions related thereto (collectively, the “New Interests”), such New Interests not to exceed two thousand five hundred (2,500) Net Mineral Acres in the aggregate, the Company Parties’ title to each such New Interest shall not be subject to Lease Burdens greater than twenty-five percent (25%) and the acquisition price for each such New Interest shall not exceed Ten Thousand Dollars ($10,000) per Net Mineral Acre covered by such New Interest.

(b) Premium for Acquisition of New Interests.

(i) For each New Interest (other than the New Interests described in Section 5.15(b)(ii)), Purchaser shall pay (as an upward adjustment to the Cash Purchase Price) an amount equal to (A) the out-of-pocket acquisition price paid by the Company Parties for such New Interest plus (B) a premium equal to the amount set forth in column “(i)” of Schedule 5.15(b).

(ii) For those New Interests which, in aggregate, result in one of the Company Parties becoming the Operator of a governmental section (where the Company Parties previously were not Operator), Purchaser shall pay (as an upward adjustment to the Cash Purchase Price) an amount equal to (A) the out-of-pocket acquisition price paid by the Company Parties for such New Interests plus (B) a premium equal to the amount set forth in column “(ii)” of Schedule 5.15(b).

(c) Other than the acquisition of the New Interests, any acquisition of any additional right, title and interest in and to the Leases or additional oil, gas and other mineral interests by any Company Party shall require the prior written consent of Purchaser, which may be withheld in Purchaser’s sole discretion. “Operator” shall mean (i) the operator as to all the Target Depths under the applicable joint operating agreement or similar agreement or forced pooling order or (ii) in the event no joint operating agreement or similar agreement or forced pooling order covers such New Interest, then the majority interest owner as to all the Target Depths in the applicable governmental section.

(d) Notwithstanding the foregoing, Sellers shall have the right to utilize New Interests as Replacement Acreage or Replacement Interests, if the applicable requirements are met, in lieu of receiving payment therefor as provided in Section 5.15(b) by providing written notice to Purchaser prior to the expiration of the Cure Period.

Section 5.16 Employee and Benefit Plan Matters.

(a) On or before the Closing Date, the Company Parties shall take all necessary actions to transfer (i) the employment of each Business Employee, and (ii) the engagement of each Business Contractor, other than those contractors whose services are terminated by the Company Parties prior to the Closing Date, to a Seller or an Affiliate of a Seller (other than any Company Party).

(b) Unless otherwise directed by Purchaser, prior to the Closing Date, the Company Parties shall take all actions necessary to (i) with respect to each Employee Plan sponsored or maintained by any Company Party immediately prior to the Closing Date, terminate such Employee Plan or transfer the sponsorship of such Employee Plan to a Seller or an Affiliate of Sellers (other than any Company Party); and (ii) cause each Company Party to cease to be an adopting or participating employer under any Employee Plan.

Section 5.17 Confidentiality. For a period of two (2) years following the Closing Date, Sellers shall not, and shall cause their controlled Affiliates and shall direct their Affiliates and the EnCap Affiliates, and any officers, directors, employees and representatives of Sellers, such Affiliates or such EnCap Affiliates not to, disclose to any Person any confidential information regarding the E&P Business, including information relating to pricing, technologies, trade secrets, processes, financial data, statistics or research, and development, but not including information that is or becomes generally available to the public other than as a result of disclosure by Sellers, any of their Affiliates or any EnCap Affiliates or any representative of Sellers, such Affiliates or such EnCap Affiliates; provided, that Sellers, their Affiliates and the EnCap Affiliates may disclose information that Sellers, any of their Affiliates or any EnCap Affiliates are required to disclose by applicable Law (including securities Laws) or legal process; provided, however, the foregoing shall in no way restrict the rights of Sooner Trend Minerals pursuant to the Well Data Sharing Agreement.

Section 5.18 Casualty and Condemnation. If, after the Execution Date but prior to the Closing Date, any portion of the assets of the E&P Business is destroyed or damaged by fire or other casualty or is expropriated or taken in condemnation or under right of eminent domain, Purchaser shall nevertheless be required to comply with the covenants in Article 8 and proceed to the Closing. In the event of any such casualty or taking, (i) the applicable Seller shall cause to be transferred to the applicable Company Party all sums paid to such Seller or its Affiliates (other than the Company Parties) by third Persons by reason of the casualty or taking of such assets of the E&P Business, including any sums paid pursuant to any policy or agreement of insurance or indemnity, and shall assign, transfer and set over unto such Company Party all of the rights, title and interest of such Seller or its Affiliates (other than the Company Parties) in and to any claims, causes of action, unpaid proceeds or other payments from third Persons, including any policy or agreement of insurance or indemnity, arising out of such casualty or taking, and (ii) Sellers shall, or shall cause the Company Parties to, promptly repair or replace any Company Properties damaged or lost on account thereof.

Section 5.19 Suspended Funds. At the Closing Date, Sellers shall deliver, and/or shall cause to be delivered, to Purchaser an “Excel” spreadsheet containing the owner name, owner number, social security or federal ID number, reason for suspense, and the amount of Suspended Funds payable for each entry as of the Closing Date, together with monthly line item production detail including gross and net volumes and deductions for all suspense entries and all other supporting documentation reasonably necessary for Purchaser to verify the existence of the amount of such Suspended Funds.

Section 5.20 Updated Schedules. Any Schedule may, from time to time, no later than three (3) Business Days prior to the Closing Date, be supplemented or amended with respect to any event, condition, fact or circumstance that first arises after the Execution Date, that would cause or constitute an inaccuracy in, or breach of, any representation or warranty in this Agreement to which such Schedule relates. The Person supplementing or amending its Schedules (the “Disclosing Party”) shall deliver a copy of the amendment or supplement, which shall clearly identify and highlight the relevant changes to such Schedules (the “Supplemental Disclosure”) to Sellers, if Purchaser is the Disclosing Party, or to Purchaser, if Sellers are the Disclosing Party (in each case, the “Receiving Party”). The Receiving Party shall have three (3) Business Days after receipt of such Supplemental Disclosure (the “Termination Period”) in which to review the Supplemental Disclosure. If a Supplemental Disclosure discloses facts that would constitute a breach of the Disclosing Party’s representations and warranties hereunder and such breach would reasonably be expected to result in the failure of the condition to Closing specified in Section 7.2(a), if Sellers are the Disclosing Party, or Section 7.1(a), if Purchaser is the Disclosing Party, to be satisfied at the Closing, then Purchaser, if Sellers are the Disclosing Party, or Sellers, if Purchaser is the Disclosing Party, may terminate this Agreement by delivering a written notice of termination to the other prior to the expiration of the Termination Period (which termination notice shall specify the representation or warranty breached, identify the specific facts in the Supplemental Disclosure that constitute the breach and describe why the failure of the condition to Closing would reasonably be expected to occur). If a notice of termination is not received with respect to any Supplemental Disclosure within the Termination Period, the Receiving Party will be deemed to have waived its right to terminate with respect to such Supplemental Disclosure and the relevant Schedule will be deemed, solely for the purpose of the Receiving Party’s condition to Closing as set forth in Section 7.1(a) or Section 7.2(a), as applicable, and not for any other purpose under this Agreement (including the indemnification provisions in Article 11), to be amended and supplemented as described in the Supplemental Disclosure as of the date hereof. For the avoidance of doubt, no Supplemental Disclosure shall be deemed to have cured any inaccuracy in or the breach of any representation or warranty contained in this Agreement for the purposes of indemnification rights in Article 11.

Section 5.21 Ultimate Parent Shares. Prior to the Closing, the Ultimate Parent will use its commercially reasonably efforts to obtain approval for listing, subject to notice of issuance, of the Ultimate Parent Shares on the New York Stock Exchange; provided it shall be approved for listing no later than the date the Ultimate Parent Shares are registered with the Securities Exchange Commission.

Section 5.22 Revised Assignment. Prior to the Closing, Sellers shall cause (i) the Company, Felix Energy and Sooner Trend Minerals to enter into the Revised Assignment and (ii) the Revised Assignment to be filed of record in each of Blaine County, Canadian County and Kingfisher County, Oklahoma. The Revised Assignment shall meet the following requirements:

(a) The body of the Revised Assignment shall be in the form attached hereto as Exhibit G;

(b) Exhibit A and Exhibit B of the Revised Assignment shall be completed by the Company and Sooner Trend Minerals after the Execution Date and such exhibits shall be revised (if necessary) in a manner not to convey, assign or otherwise transfer any overriding royalty interests in any Lease or Company Well, with respect to the Target Depths, to the Company and Sooner Trend Minerals, taking into account the overriding royalty interests granted pursuant to the Prior Assignment and the ORRI Assignments (as defined in the Prior Assignment), if any such conveyance, assignment or transfer would result in a Title Defect;

(c) With respect to depths other than the Target Depths (“Non-Target Depths”), Exhibit A and Exhibit B of the Revised Assignment shall be completed by the Company and Sooner Trend Minerals after the Execution Date and such exhibits shall be revised (if necessary) in a manner so that, after giving effect to the Revised Assignment, to the extent possible, Felix Energy shall own a Net Revenue Interest of seventy-five percent (75%) in the Non-Target Depths covered by the Leases to the extent covering lands included within each governmental section, as determined on a weighted average basis with respect to each such governmental section (the “Weighted NRI”), with the same being calculated (x) by multiplying, with respect to each Lease, (i) the number of Net Mineral Acres in such governmental section owned by Felix Energy in the Non-Target Depths pursuant to such Lease by (ii) the applicable Net Revenue Interest of Felix Energy in the Non-Target Depths with respect to the lands in such governmental section under such Lease, (y) adding the results of (x) together for each Lease to the extent it covers lands located within such governmental section, and then (z) dividing the total determined by (y) by the aggregate Net Mineral Acres owned by Felix Energy in the Non Target Depths with respect to the lands located within such governmental section pursuant to the Leases. For the avoidance of doubt, the Revised Assignment will not convey an overriding royalty interest on a weighted average basis, but rather will convey a separate and distinct overriding royalty interest in each Lease so as to achieve the intent of this Section 5.22(c) to the extent possible.

ARTICLE 6

EXAMINATION OF TITLE AND PROPERTIES

Section 6.1 Access.

(a) From and after the Execution Date until Closing, Sellers shall give Purchaser (and any of its officers, employees, agents, accountants, attorneys, investment bankers, landmen, consultants or other designated representatives (collectively, “Purchaser’s Representatives”)) reasonable access to the Company Properties (including the Company Records), solely for the purpose of Purchaser’s due diligence investigation of the Company Properties, but only to the extent that Company Parties may do so without violating any confidentiality or other obligations to any third Person and only to the extent that Company Parties have the authority to grant such access without breaching any obligation or restriction binding on the Company Parties (or any of their Affiliates). Such access by Purchaser shall be limited to the Company Parties’ normal business hours, and Purchaser’s investigation shall be conducted in a manner that minimizes interference with the operation of the Company Properties and at the sole cost and expense of Purchaser.

(b) Purchaser acknowledges that the permission of the operator (if other than the Company Parties) or another third Person may be required before Purchaser will be able to inspect portions of the Company Properties and that such permission must be obtained prior to the inspection of such portions. Sellers shall use commercially reasonable efforts to obtain such permission for Purchaser upon Purchaser’s request. All inspections pursuant to this Section 6.1 shall be conducted at Purchaser’s sole cost, risk and expense (except to the extent caused by the gross negligence or willful misconduct of any of Sellers or the Company Parties or their respective employees, agents and representatives), and any conclusions made from any such investigation done by Purchaser or any of Purchaser’s Representatives shall result from Purchaser’s own independent review and judgment. Purchaser agrees to comply with (and to cause Purchaser’s Representatives to comply with) the rules, regulations and instructions issued by the Company Parties or any operator of the Company Properties regarding the actions of Purchaser (and Purchaser’s Representatives) in conducting any inspection pursuant to this Section 6.1.

(c) All information obtained by Purchaser and its representatives under this Section 6.1 and Section 6.2 below shall be subject to the terms of that certain Confidentiality Agreement between Felix Energy and Ultimate Parent, dated as of October 23, 2015 (the “Confidentiality Agreement”), and any applicable privacy Laws regarding personal information.

Section 6.2 Environmental Property Inspection.

(a) From and after the Execution Date, until the Environmental Defect Deadline, the Company Parties shall permit Purchaser and Purchaser’s Representatives, at Purchaser’s sole risk, cost and expense, reasonable access to the Company Properties, including, subject to the terms of Section 6.1(b) above, any non-operated properties, to conduct field inspections for purposes of Purchaser’s due diligence investigation of environmental matters relating to the Company Properties (“Purchaser’s Phase 1 Environmental Review”) but only to the extent that Company Parties may do so without violating any confidentiality or other obligations to any third Person and only to the extent that Company Parties have the authority to grant such access without breaching any obligation or restriction binding on the Company Parties (or any of their Affiliates). In connection with the granting of such access, Purchaser agrees that Purchaser shall be liable to Sellers for any and all damage to the Company Properties arising out of or relating to Purchaser’s (or Purchaser’s Representatives’) inspection and access to the Company Properties. Purchaser shall, and shall cause Purchaser’s Representatives to, abide by the Company Parties’ (or any of their Affiliates’) implemented safety rules, regulations and operating policies of which they are informed in conducting Purchaser’s Phase 1 Environmental Review. The scope of work comprising Purchaser’s Phase 1 Environmental Review shall be limited to Phase I Activities and shall not include any sampling, testing or other invasive activities (collectively, “Invasive Activities”; hereinafter, Purchaser’s Phase 1 Environmental Review and any Invasive Activities performed shall be collectively referred to as “Purchaser’s Environmental Review”) unless such Invasive Activities are recommended by Purchaser’s Phase 1 Environmental Review, Purchaser first provides Sellers written notice and a written schedule of the Invasive Activities planned to be conducted on the Company Properties, and Purchaser receives, in advance, written approval from Sellers and any required third parties for performance of the Invasive Activities as proposed by Purchaser. In the event Sellers or a required third party do not consent to any Invasive Activities proposed by Purchaser, Purchaser shall have the right, in its sole discretion, to exclude the Company Properties affected thereby, and the Cash Purchase Price shall be reduced at Closing by the Allocated Value of such Company Properties and such Company Properties shall be conveyed by the Company Parties to Sellers or their designee immediately prior to the Closing. Purchaser shall (i) consult with Sellers before conducting any work comprising Purchaser’s Environmental Review, (ii) perform all such work in a safe and workmanlike manner and so as to not unreasonably interfere with the Company Parties’ (or any of their Affiliates’) normal operations, (iii) comply with all applicable Laws and customary industry practices, and (iv) promptly and completely restore the Company Properties and repair to the approximate same condition any damage thereto resulting from Purchaser’s Environmental Review. The Company Parties shall have the right to have one or more representatives accompany Purchaser at all times during Purchaser’s Environmental Review, and Purchaser shall give the Company Parties at least forty-eight (48) hours’ notice prior to any visits by it (or any Purchaser’s Representatives) to the Company Properties. The Parties agree that all information discovered during Purchaser’s Environmental Review shall be governed by the terms of the Confidentiality Agreement.

(b) PURCHASER SHALL DEFEND, INDEMNIFY AND HOLD HARMLESS SELLERS AND THEIR CURRENT AND FORMER AFFILIATES AND THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS, FROM AND AGAINST ANY AND ALL LIABILITIES ARISING OUT OF, RESULTING FROM, BASED ON, ASSOCIATED WITH, OR RELATING TO, IN ANY WAY, THE ACCESS AFFORDED TO PURCHASER PURSUANT TO THIS ARTICLE 6, REGARDLESS OF WHETHER SUCH LIABILITIES ARISE OUT OF OR RESULT FROM, SOLELY OR IN PART, THE SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW OF OR BY ANY SELLER OR COMPANY PARTIES AND THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS, EXCEPTING ONLY LIABILITIES TO THE EXTENT RESULTING FROM THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF ANY SELLER, THE COMPANY PARTIES AND/OR THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS. THE FOREGOING INDEMNITY SHALL CONTINUE IN FULL FORCE AND EFFECT NOTWITHSTANDING ANY TERMINATION OF THIS AGREEMENT.

Section 6.3 Exclusive Remedy. The rights and remedies of Purchaser set forth in this Article 6 shall be Purchaser’s exclusive rights and remedies with respect to any defect of title (including any Title Defect), any Environmental Defect and any Environmental Liability with respect to the Company Properties, and the provisions of Article 11 shall not apply with respect to any defect in title (including any Title Defect), Environmental Defect or Environmental Liability, except with respect to a breach of the representations and warranties set forth in Section 3.8, Section 3.19, Section 3.21, Section 3.23, Section 3.24, Section 3.25, the covenants in Section 5.22 or with respect to Sections Section 11.1(b)(iii)(E) and (F).

Section 6.4 Notice of Title Defects and Title Benefits; Remedies.

(a) If Sellers discover any Title Benefit, or Purchaser discovers any Title Defect or Title Benefit, then such Party may (but shall have no obligation to) deliver to the other Party, on or prior to 5:00 p.m. Central time on the sixtieth (60th) day after the Execution Date (the “Title Defect Deadline”), a Title Notice with respect to such Title Benefit or Title Defect, as applicable. Except for claims pursuant to Article 11 with respect to a breach of (i) the representations and warranties set forth in Section 3.19, Section 3.21, Section 3.23, Section 3.24, Section 3.25 or Section 6.8 or (ii) the covenants in Section 5.22, from and after Closing, Sellers and Purchaser shall be deemed to have waived, and neither Purchaser nor Sellers, respectively, shall have any Liability for, any Title Benefit or Title Defect for which Purchaser or Sellers, respectively, has not received a Title Notice which substantially satisfies the requirements set forth in the definition of Title Notice on or before the Title Defect Deadline. For the avoidance of doubt, if Purchaser or Sellers fail to provide a Title Notice which substantially satisfies the requirements set forth in the definition of Title Notice, then the relevant Title Defect(s) or Title Benefit(s), as the case may be, shall be deemed waived.

(b) With respect to each Listed Interest for which Purchaser has asserted a Title Defect pursuant to a timely delivered Title Notice in substantial compliance with Section 1.2(hhhh) (each such Listed Interest, a “Title Defect Property”), Sellers shall have until the fifth (5th) Business Day after the Title Defect Deadline (the “Defect Response Date”) to notify Purchaser of those asserted Title Defects Sellers elect to cure (each, a “Cure Election”) and those asserted Title Defects Sellers dispute (each, a “Dispute Election”); provided that Sellers shall be entitled to make a Cure Election until the expiration of the Cure Period for any Title Defect for which Sellers made a Dispute Election so long as such Title Defect is cured prior to the expiration of the Cure Period.

(c) With respect to any Title Defect Property for which there is a timely delivered Cure Election, Sellers may cure the Title Defect asserted with respect to such Title Defect Property during the Cure Period. With respect to any Title Defect Property for which there is a timely delivered Dispute Election, the provisions of Section 6.7 shall apply and at the resolution of such Disputed Title Matter pursuant to Section 6.7, the Disputed Title Amount shall be delivered to Sellers or Purchaser pursuant to the decision of the Defect Arbitrators pursuant to Section 6.7.

(d) With respect to Title Defects asserted by Purchaser prior to Closing, the following shall apply:

(i) at Closing:

(A)

if Purchaser and Sellers agree prior to Closing, Sellers shall cause such Title Defect Property (and all related or associated Company Earned Lease(s) and other Company Properties) to be conveyed by the Company Parties to Sellers or their designee immediately prior to the Closing, in which case, the Cash Purchase Price shall be reduced by the Allocated Value of such Title Defect Property (provided, however, the Farmout Agreements and Sellers’ interest with respect to any Company Unearned Leases thereunder shall not be excluded); or

(B)

otherwise no such action shall be taken with respect to such Title Defect Property (and all related or associated Company Earned Lease(s) and other Company Properties), in which case, (1) if Sellers have not made a Cure Election or Dispute Election with respect to such Title Defect Property prior to Closing or if Sellers have made a Cure Election for such Title Defect Property, the Cash Purchase Price shall be decreased, at the Closing, by the Title Defect Amount asserted by Purchaser in good faith for such Title Defects or (2) if Sellers have made a Dispute Election for such Title Defect Property, then there will be no adjustment to the Cash Purchase Price at Closing and such matter shall be resolved pursuant to Section 6.7.

(ii) upon the expiration of the Cure Period:

(A)

with respect to any Title Defect for which there was a reduction to the Cash Purchase Price pursuant to Section 6.4(d)(i)(B)(1) that Sellers have cured (or partially cured) prior to the expiration of the Cure Period, then the Cash Purchase Price shall be increased by the Title Defect Amount of such cured Title Defect Properties (or if the applicable Title Defect was only partially cured, the Cash Purchase Price shall be increased by an amount equal to the Title Defect Amount of such Title Defect Property less an amount equal to the portion of such Title Defect Amount that relates to the uncured portion of such Title Defect); and

(B)

with respect to Title Defects asserted by Purchaser prior to Closing, if as of the expiration of the Cure Period, such Title Defect is a Disputed Title Matter that is subject to resolution pursuant to Section 6.7, then such Disputed Title Matter shall be resolved in accordance with Section 6.7.

(e) With respect to Title Defects asserted by Purchaser after Closing, the following shall apply:

(A)	subject to Section 6.4(e)(D) below, if as of the expiration of the Cure Period, Sellers have cured any such Title Defect, then there shall be no adjustment to the Cash Purchase Price;

(B)

subject to Section 6.4(e)(D) below, if as of the expiration of the Cure Period, Sellers have partially cured any such Title Defect, the Cash Purchase Price shall be decreased by an amount equal to the Title Defect Amount of such Title Defect Property less an amount equal to the portion of such Title Defect Amount that relates to the cured portion of such Title Defect;

(C)

subject to Section 6.4(e)(D) below, if as of the expiration of the Cure Period, Sellers have not cured such Title Defect, the Cash Purchase Price shall be decreased by an amount equal to the Title Defect Amount of such Title Defect Property; and

(D)

if as of the expiration of the Cure Period, such Title Defect is a Disputed Title Matter that is subject to resolution pursuant to Section 6.7, then such Disputed Title Matter shall be resolved in accordance with Section 6.7.

(f) The Parties agree that a cure (or a partial cure) may include (A) obtaining new leases to replace Allocated Value lost due to a Title Defect (“Replacement Acreage”), provided (1) such new leases cover lands in a governmental section in which the Company Parties’ own an interest and cover geologic depths that include all of the Target Depth or Target Depths being replaced, (2) if a Company Party is the Operator with respect to the Lease(s) being replaced, then a Company Party must be the Operator with respect to the new leases replacing each such Lease, (3) the value of the new leases must be equal to or greater than the per Net Mineral Acre Allocated Value of the Leases being replaced as to the applicable Target Depths, where the value of the new leases shall be equal to the product of (X) the average per Net Mineral Acre Allocated Value of the Company Party’s Leases in the applicable section multiplied by (Y) the Net Mineral Acres associated with such new leases, (4) each new lease must have no less Net Revenue Interest as the Lease being replaced and the other terms and conditions of the new leases shall be substantially similar to the terms of the Leases being replaced, including substantially similar surface use restrictions (provided, as to duration, a lease with at least a remaining three year paid-up primary term (from the Execution Date) shall be deemed substantially similar to a Lease held by production), (5) Title Defects relating to a Net Revenue Interest deficiency shall be cured with new leases with a Net Revenue Interest sufficient to cure such Title Defect, (6) Title Defects relating to a Net Mineral Acre deficiency shall be replaced with new leases with Net Mineral Acres sufficient to cure such Title Defect and (7) Title Defects relating to excess Working

Interest shall be replaced with new leases with Working Interests sufficiently low to cure such Title Defect and/or (B) obtaining additional Net Mineral Acres or Net Revenue Interest in a Lease to replace Allocated Value lost due to a Title Defect (“Replacement Interests”) provided such Lease is located in the same governmental section in which the applicable Title Defect Property is located. To the extent new leases or interests utilized as Replacement Acreage or Replacement Interests, respectively, contain interests in excess of the interest necessary to cure a given Title Defect, such excess interest shall be accounted for as a New Interest (but only to the extent otherwise meeting the requirements of Section 5.15 with respect to New Interests).

(g) Notwithstanding anything to the contrary set forth herein, in no event shall there be any remedies provided by Sellers, and Sellers shall not be responsible for, (i) any individual Title Defect for which the Title Defect Amount does not exceed Fifty Thousand Dollars ($50,000) (the “Title Threshold”) and (ii) any Title Defect with respect to which the Title Defect Amount exceeds the Title Threshold, unless and until (X) the aggregate of all such Title Defect Amounts that exceed the Title Threshold (excluding any Title Defect Amounts attributable to Title Defects that are cured by Sellers prior to the expiration of the Cure Period) less the aggregate of all Title Benefit Amounts that exceed the Title Threshold plus (Y) the aggregate of all Environmental Defect Amounts that remain uncured by Closing and that exceed the Environmental Threshold, exceeds an amount equal to one percent (1%) of the Unadjusted Purchase Price (the “Defect Deductible”), and then only to the extent that the aggregate of such Title Defect Amounts (less such Title Benefit Amounts) exceeds the Defect Deductible.

Section 6.5 Title Defect Amount; Title Benefit Amount.

(a) The amount by which the Allocated Value of any Listed Interest (or Listed Interests if multiple Listed Interests are affected) is reduced as a result of the existence of a Title Defect with respect thereto is the “Title Defect Amount”, which shall be determined in accordance with the following methodology, terms and conditions:

(i) if Purchaser and Sellers agree on the Title Defect Amount, then such amount shall be the Title Defect Amount;

(ii) if the Title Defect represents a decrease in (A) the actual Net Revenue Interest for any Company Well with respect to any portion of the Target Depths for such Company Well below (B) the Net Revenue Interest stated on Annex 3 for such Company Well for the Target Depths, then the Title Defect Amount shall be the product of (y) the Allocated Value for such Company Well multiplied by (z) one (1), minus a fraction, the numerator of which is the actual Net Revenue Interest for such Company Well and the denominator of which is the Net Revenue Interest for that Company Well stated on Annex 3;

(iii) if the Title Defect represents a decrease in (A) the actual Net Mineral Acres covered by a Lease (with respect to any portion of the Target Depths set forth on Annex 3 for such Lease) below (B) the Net Mineral Acres for such Lease stated on Annex 3 for the applicable Target Depth, then, with respect to that Target Depth for that Lease, the Title Defect Amount shall be the product of (y) the Allocated Value of that Target Depth for such Lease multiplied by (z) one (1), minus a fraction, the numerator of which is the actual Net Mineral Acres covered by such Lease (with respect to that Target Depth) and the denominator of which is the Net Mineral Acres for such Lease stated on Annex 3 for that Target Depth;

(iv) if the Title Defect represents an increase in (A) the actual Lease Burdens for any Lease (with respect to any portion of the Target Depths set forth on Annex 3 for such Lease) above (B) the Lease Burdens stated on Annex 3 for such Lease for the applicable Target Depth, then, with respect to that Target Depth for that Lease, the Title Defect Amount shall be the product of (y) the Allocated Value of that Target Depth for such Lease multiplied by (z) one (1), minus a fraction, the numerator of which is the Lease Burdens for that Target Depth for such Lease stated on Annex 3 and the denominator is the actual Lease Burdens for that Target Depth for such Lease; provided that, notwithstanding anything contained in this Section 6.5(a)(iv) to the contrary, if the actual Lease Burdens for a Lease for the applicable Target Depth taking such Title Defect into account are greater than twenty-five percent (25%), then, unless the Lease Burdens shown on Annex 3 for such Lease for the applicable Target Depth are equal to the actual Lease Burdens for such Target Depth for such Lease, for each one percent (1%) increase in the actual Lease Burdens above the greater of twenty-five (25%) or the Lease Burdens shown on Annex 3 for such Target Depth for such Lease, the Title Defect Amount with respect to such one percent (1%) excess shall be equal to the amount set forth on Schedule 6.5(a)(iv) for the relevant percentage of Lease Burdens (such amount proportionately reduced for increments of less than one percent (1%), using the corresponding Title Defect Amount for each one percent (1%) increment for the relevant percentage of Lease Burdens as set forth on Schedule 6.5(a)(iv), and such amount not to exceed the Allocated Value of the applicable Target Depth for that Lease).

(v) if the Title Defect is based on a Lien upon a Lease or Company Well that is undisputed and liquidated in amount, then the amount of such Title Defect shall be the lesser of the amount necessary to remove such Lien from the affected Lease or Company Well or the Allocated Value of the affected Lease or Company Well;

(vi) if the Title Defect is based on an obligation, encumbrance, Lease Burden or charge upon or other defect in title to the affected Lease or Company Well of a type not described in Sections 6.5(a)(i), (ii), (iii), (iv) or (v), then, subject to the other provisions hereof, the Title Defect Amount shall be determined by the Parties in good faith, taking into account all relevant factors, including the following: (A) the Allocated Value of each affected Target Depth covered by that Lease or Company Well, (B) the portion of the affected Lease or Company Well affected by such Title Defect; (C) the legal effect of the Title Defect; (D) the potential economic effect of the Title Defect over the life of the affected Lease or Company Well; (E) the values placed upon the Title Defect by Purchaser and Sellers; and (F) such other reasonable factors as are necessary to make a proper evaluation;

(vii) the Title Defect Amount with respect to any Listed Interest shall be determined without duplication of any costs or losses included in another Title Defect Amount hereunder; and

(viii) notwithstanding anything to the contrary set forth herein, the aggregate Title Defect Amounts attributable to the effects of all Title Defects upon any Listed Interest shall not exceed the Allocated Value of such Listed Interest.

(b) The only remedy for Title Benefits is the netting against Title Defect Amounts which is only available for Title Benefit Amounts exceeding the Title Threshold. Each “Title Benefit Amount” shall be determined in accordance with the following methodology, terms and conditions:

(i) if Purchaser and Sellers agree on the Title Benefit Amount, then such amount shall be the Title Benefit Amount;

(ii) if the Title Benefit represents an increase in (A) the actual Net Revenue Interest for any Company Well with respect to the Target Depth for such Company Well over (B) the Net Revenue Interest stated on Annex 3 for such Company Well (and there is a corresponding increase in the Working Interest for such Company Well above the Working Interest stated on Annex 3 with respect to the Target Depth for such Company Well), then the Title Benefit Amount shall be the product of (y) the Allocated Value of such Company Well multiplied by (z) the result obtained by subtracting one (1) from a fraction, the numerator of which is the actual Net Revenue Interest for such Company Well with respect to the Target Depth for such Company Well and the denominator of which is the Net Revenue Interest for such Company Well stated on Annex 3;

(iii) if the Title Benefit represents an increase in (A) the actual Net Mineral Acres covered by a Lease with respect to either of the Target Depths described for such Lease on Annex 3, above (B) the Net Mineral Acres for that Target Depth for such Lease stated on Annex 3, then the Title Benefit Amount shall be the product of (y) the Allocated Value of that Target Depth for such Lease multiplied by (z) the result obtained by subtracting one (1) from a fraction, the numerator of which is the actual Net Mineral Acres covered by the Lease with respect to that Target Depth described for such Lease on Annex 3, and the denominator of which is the Net Mineral Acres for that Target Depth for such Lease stated on Annex 3; and

(iv) if the Title Benefit is not of a type described in Sections 6.5(b)(i), (ii) and (iii), or if the Title Benefit affects only a portion of the applicable Target Depth, then, subject to the other provisions hereof, the Title Benefit Amount shall be determined by the Parties in good faith, taking into account all relevant factors, including the following: (A) the Allocated Value of the affected Target Depth of the affected Lease or Company Well, (B) the portion of the affected Target Depth of the affected Lease or Company Well affected by such Title Benefit; (C) the legal effect of the Title Benefit; (D) the potential economic effect of the Title Benefit over the life of the affected Lease or Company Well; (E) the values placed upon the Title Benefit by Purchaser and Sellers; and (F) such other reasonable factors as are necessary to make a proper evaluation.

Section 6.6 Notice of Environmental Defects; Remedies.

(a) If Purchaser discovers any Environmental Defect, then Purchaser may (but shall have no obligation to) deliver to Sellers prior to 5:00 p.m. Central time on the thirtieth (30th) day after the Execution Date (the “Environmental Defect Deadline”), an Environmental Notice with respect to such Environmental Defect. Notwithstanding any other provision in this Agreement, Purchaser shall be deemed to have waived, and Sellers shall have no Liability for, any Environmental Defect for which Sellers have not received an Environmental Notice on or before the Environmental Defect Deadline. For the avoidance of doubt, to the extent Purchaser fails to provide an Environmental Notice which substantially satisfies the requirements set forth in the definition of Environmental Notice, then the relevant Environmental Defect(s) shall be deemed waived.

(b) With respect to each Company Property for which Purchaser has asserted an Environmental Defect pursuant to a timely delivered Environmental Notice in substantial compliance with Section 1.2(hh) (each such Company Well or Company Earned Lease, an “Environmental Defect Property”), Sellers may elect (in their sole and absolute discretion, and in addition to Sellers’ rights under Section 6.6(c)) to complete the cure of such Environmental Defect Property prior to Closing in accordance with Section 6.6(c), in which event any adjustment to the Cash Purchase Price with respect to such Environmental Defect Property shall be made, if applicable, at the time of Closing in accordance with Section 6.6(c).

(c) With respect to any Environmental Defect Property, until the time of Closing, Sellers may, but shall have no obligation to, elect to dispute (each, a “Environmental Dispute Election”) the existence of the Environmental Defect asserted with respect to such Environmental Defect Property pursuant to the provisions of Section 6.7, in which case the Environmental Defect Amount shall be delivered by Purchaser into the Escrow Account at Closing (the “Disputed Environmental Amount”). With respect to any Environmental Defect Property for which there is a timely delivered Environmental Dispute Election the provisions of Section 6.7 shall apply and at the resolution of such Disputed Matters pursuant to Section 6.7, the Disputed Environmental Amount shall be delivered to Sellers or Purchaser pursuant to the decision of the Defect Arbitrators pursuant to Section 6.7. Subject to the 75% Uncured Provision, if, at the time of Closing, Sellers have cured the Environmental Defects affecting any Environmental Defect Property, then the Cash Purchase Price shall not be adjusted with respect to such Environmental Defect Property, or, if the Environmental Defects affecting any Environmental Defect Property were only partially cured, the Cash Purchase Price shall be decreased by an amount equal to the portion of such

Environmental Defect Amount that relates to the uncured portion of such Environmental Defects, or, if such Environmental Defects were not cured, the Cash Purchase Price shall be decreased by an amount equal to such Environmental Defect Amount that relates to such Environmental Defects. Notwithstanding anything set forth in this Section 6.6(c), if, at the time of Closing, any Environmental Defect Property has an Environmental Defect, the Environmental Defect Amount of which is seventy-five percent (75%) or more of the Allocated Value of such Environmental Defect Property, then, at the election of either Sellers or Purchaser and upon written notice given to the other Party prior to the Closing, such Environmental Defect Property (and all related or associated Company Earned Lease(s) and other Company Properties) will be excluded from the transaction contemplated hereby, in which event such Environmental Defect Property shall be conveyed by Company Parties to Sellers or their designee immediately prior to the Closing and the Cash Purchase Price shall be reduced by the Allocated Value of such Environmental Defect Property (the “75% Uncured Provision”).

(d) Notwithstanding anything to the contrary set forth herein, in no event shall there be any remedies provided by Sellers, and Sellers shall not be responsible for, (i) any individual Environmental Defect for which the Environmental Defect Amount does not exceed Seventy-Five Thousand Dollars ($75,000) (the “Environmental Threshold”) and (ii) any Environmental Defect with respect to which the Environmental Defect Amount exceeds the Environmental Threshold, unless and until (X) the aggregate of all such Environmental Defect Amounts that remain uncured by Closing and that exceed the Environmental Threshold plus (Y) the aggregate of all Title Defect Amounts that exceed the Title Threshold (excluding any Title Defect Amounts attributable to Title Defects that are cured prior to the expiration of the Cure Period) and less the aggregate of all Title Benefit Amounts that exceed the Title Threshold, exceeds the Defect Deductible, and then only to the extent that the aggregate of such Environmental Defect Amounts exceeds the Defect Deductible.

Section 6.7 Title and Environmental Dispute Resolution. If (i) Sellers have delivered a Dispute Election or the Parties cannot agree upon the existence of a Title Defect or Title Benefit, the adequacy of any Title Defect curative materials submitted to Purchaser, the Title Defect Amount with respect to any Title Defect or the Title Benefit Amount with respect to any Title Benefit (each, a “Disputed Title Matter”) or (ii) Sellers have delivered an Environmental Dispute Election or the Parties cannot agree upon the existence of an Environmental Defect, the adequacy of any Environmental Defect curative actions taken by Sellers, or the Environmental Defect Amount with respect to any Environmental Defect (each, a “Disputed Environmental Matter” and, together with any Disputed Title Matter, a “Disputed Matter”), then, in each case, the Disputed Matter shall be submitted to arbitration in accordance with the provisions of Exhibit C. Upon resolution of a Disputed Title Matter, if one of the Parties is required to make a payment to another Party, then such amount shall be paid within five (5) days after the resolution of such Disputed Matter.

Section 6.8 Special Warranty. Notwithstanding anything herein to the contrary, if Closing occurs, then effective as of the Closing Date and until the end of three years after the Closing Date (the “Survival Period”), Sellers, jointly and severally, represent and warrant to Purchaser and the Company Parties there is no Title Defect as to each Listed Interests with respect to any conveyance, assignment, transfer, lien or encumbrance arising by, through or under Sellers, the Company Parties or any of their respective Affiliates, but not otherwise, subject, however, to the Permitted Encumbrances; provided, however, that, except with respect to any Liability of Sellers for any claim asserted in writing by Purchaser to Sellers in accordance with this Section 6.8 on or before the expiration of the Survival Period for breach of such special warranty, such special warranty shall cease and terminate at the end of such Survival Period. For purposes of Sellers’ special warranty of title, the value of the Listed Interests set forth in Annex 3 shall be deemed to be the Allocated Value thereof. Recovery on Sellers’ special warranty of title with respect to each Listed Interest shall be limited to the value of such Listed Interest set forth in Annex 3. Sellers shall be entitled to offset (without duplication) amounts attributable to any breach of Sellers’ special warranty of title with respect to any Listed Interest by the amount of Title Benefits with respect to such Listed Interest as to which Sellers give Purchaser written notice prior to the expiration of the Title Defect Deadline. For the avoidance of doubt, no Person shall have any right to assert any breach of Sellers’ special warranty of title set forth in this Section 6.8 to the extent that an adjustment to the Cash Purchase Price has previously been made for such Title Defect pursuant to this Article 6 or Damages have been recovered pursuant to Article 11 for a breach of the representations and warranties set forth in Section 3.8, Section 3.19, Section 3.21, Section 3.23, Section 3.24 or Section 3.25 or a breach of the covenants set forth in Section 5.22 pertaining to the same matter giving rise to a breach of the special warranty of title made pursuant to this Section 6.8. For the avoidance of doubt and notwithstanding anything in this Agreement to the contrary, the Title Threshold, the Defect Deductible, the limitations in the definition of “Damages”, Section 11.3(e) and Section 11.3(f) shall in no way limit any claim by Purchaser or the Company Parties pursuant to this Section 6.8.

ARTICLE 7

CONDITIONS TO CLOSING

Section 7.1 Conditions of Sellers to Closing. The obligations of Sellers to consummate the transactions contemplated by this Agreement are subject, at the option of Sellers, to the satisfaction on or prior to Closing of each of the following conditions:

(a) Representations. The representations and warranties of Purchaser and Parent set forth in Article 4 shall be true and correct as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except for such breaches, if any, as would not have a Purchaser Material Adverse Effect (except to the extent such representation or warranty is qualified by its terms by Purchaser Material Adverse Effect, such qualification in its terms shall be inapplicable for purposes of this Section 7.1(a));

(b) Performance. Purchaser and Parent shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date (except to the extent such covenant or agreement is qualified by its terms by materiality or Purchaser Material Adverse Effect, such qualification in its terms shall be inapplicable for purposes of this Section 7.1(b));

(c) No Action. On the Closing Date, no injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement shall have been issued and remain in force; and

(d) EnLink Transactions. (i) TOM-STACK, TOM-STACK Holdings, LLC, a Delaware limited liability company (“TOM-STACK Seller”), Tall Oak Midstream, LLC, a Delaware limited liability company (“Tall Oak”), and FE-STACK, LLC, a Delaware limited liability company (“FE-STACK”), and EnLink TOM Holdings, LP, a Delaware limited partnership (“EnLink Purchaser”), EnLink Midstream, LLC, a Delaware limited liability company (“ENLC”), and EnLink Midstream Partners, LP, a Delaware limited partnership (“ENLK”), shall have entered into that certain TOM-STACK Securities Purchase Agreement (the “TOM-STACK Purchase Agreement”), (ii) TOMPC, LLC, a Delaware limited liability company (“TOMPC”), Tall Oak, EnLink Purchaser, ENLC and ENLK shall have entered into that certain TOMPC Securities Purchase Agreement (the “TOMPC Purchase Agreement”), and (iii) each such transaction shall close with the transactions contemplated by this Agreement.

Section 7.2 Conditions of Purchaser to Closing. The obligations of Purchaser and Parent to consummate the transactions contemplated by this Agreement are subject, at the option of Purchaser and Parent, to the satisfaction on or prior to Closing of each of the following conditions:

(a) Representations. The Fundamental Representations of Sellers and the Company, as applicable, contained in this Agreement shall be true and correct as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date) in all material respects (except to the extent such representation or warranty is qualified by its terms by materiality or Material Adverse Effect, such qualification in its terms shall be inapplicable for purposes of this Section 7.2(a)). The other representations and warranties of the Company and Sellers set forth in Article 3 shall be true and correct as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except for such breaches, if any, as would not have, individually or in the aggregate, a Material Adverse Effect (and to the extent such a representation or warranty is qualified by “material”, “Material Adverse Effect” or words of similar import, such qualifications shall be removed and disregarded from such representation or warranty for purposes of this Section 7.2(a));

(b) Performance. Each Seller and the Company shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by them under this Agreement prior to or on the Closing Date (except to the extent such covenant or agreement is qualified by its terms by materiality or Material Adverse Effect, such qualification in its terms shall be inapplicable for purposes of this Section 7.2(b));

(c) No Action. On the Closing Date, no injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement shall have been issued and remain in force;

(d) Debt Payoff Letters. Each payee of a Third-Party Loan shall have delivered a fully executed Debt Payoff Letter to the applicable payor Company Party and all indebtedness stated in each Debt Payoff Letter so delivered (including the applicable Debt Payoff Amount) shall have been paid in full and any letters of credit or swap agreements (if any) with respect to such Third-Party Loan shall have been repaid, backstopped, novated or terminated, as applicable, and all Liens shall have been released pursuant to the terms thereof, and Purchaser shall have received lien release documentation, including financing statement terminations and mortgage releases, in proper form for filing in furtherance thereof;

(e) Non-foreign Affidavit. Each Seller shall have delivered to Purchaser a non-foreign affidavit dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under Treasury Regulations issued pursuant to Section 1445 of the Code stating that such Seller is not a “foreign person” as defined in Section 1445 of the Code (the “Tax Affidavit”);

(f) EnLink Transactions. (i) TOM-STACK, TOM-STACK Seller, Tall Oak, and FE-STACK, and EnLink Purchaser, ENLC and ENLK shall have entered into the TOM-STACK Purchase Agreement, (ii) TOMPC, Tall Oak, EnLink Purchaser, ENLC and ENLK shall have entered into the TOMPC Purchase Agreement, and (iii) each such transaction shall close with the transactions contemplated by this Agreement; and

(g) Revised Assignment. Sellers shall have caused the Company, Felix Energy and Sooner Trend Minerals to have entered into the Revised Assignment, and for the Revised Assignment to have been filed of record in each of Blaine County, Canadian County and Kingfisher County, Oklahoma.

ARTICLE 8

CLOSING

Section 8.1 Time and Place of Closing. The consummation of the purchase and sale of the Acquired Interests contemplated by this Agreement (the “Closing”) shall, unless otherwise agreed to in writing by the Parties, take place at the offices of Locke Lord LLP, located at 600 Travis, Suite 2800, Houston, Texas, on (a) the later of (i) January 7, 2016, and (ii) the second (2nd) Business Day following the date on which all conditions set forth in Article 7 have been satisfied or waived, subject to the provisions of Article 10, or (b) such other date as may be mutually agreed by the Parties (such date on which the Closing occurs, the “Closing Date”).

Section 8.2 Obligations of Sellers at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Purchaser and Parent of their respective obligations pursuant to Section 8.3, Sellers shall deliver or cause to be delivered to Purchaser and Parent, as applicable, the following:

(a) counterparts of an assignment of the Acquired Interests in the form attached hereto as Exhibit B (the “Assignment of Acquired Interest”), duly executed by Sellers;

(b) a certificate duly executed by an authorized corporate officer of each Seller, dated as of the Closing, certifying on behalf of such Seller that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been fulfilled;

(c) a certificate duly executed by an authorized corporate officer of the Company, dated as of the Closing, certifying on behalf of the Company that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been fulfilled;

(d) a certificate duly executed by the secretary or any assistant secretary of each Seller, dated as of the Closing, (i) attaching and certifying on behalf of such Seller complete and correct copies of (A) the Organizational Documents of such Seller, each as in effect as of the Closing, (B) the resolutions of the Board of Directors or other governing body of such Seller authorizing the execution, delivery, and performance by such Seller of this Agreement and the transactions contemplated hereby, and (C) any required approval by the stockholders or members, as applicable, of such Seller of this Agreement and the transactions contemplated hereby and (ii) certifying on behalf of such Seller the incumbency of each officer of such Seller executing this Agreement or any document delivered in connection with the Closing;

(e) a certificate duly executed by the secretary or any assistant secretary of the Company, dated as of the Closing, (i) attaching and certifying on behalf of the Company complete and correct copies of (A) the Organizational Documents of the Company, each as in effect as of the Closing, (B) the resolutions of the Board of Directors or other governing body of the Company authorizing the execution, delivery, and performance by the Company of this Agreement and the transactions contemplated hereby, and (C) any required approval by the stockholders or members, as applicable, of the Company of this Agreement and the transactions contemplated hereby and (ii) certifying on behalf of the Company incumbency of each officer of the Company executing this Agreement or any document delivered in connection with the Closing;

(f) where notices of approval are received by the Company or any Seller pursuant to a filing or application under Section 5.5, copies of those notices of approval;

(g) counterparts of the Escrow Agreement among Sellers, Purchaser and the Escrow Agent in the form attached hereto as Exhibit E (the “Escrow Agreement”), duly executed by Sellers, and the Parties shall deliver the Escrow Agreement to the Escrow Agent for execution and delivery by the Escrow Agent;

(h) the Tax Affidavit, duly executed by an authorized corporate officer of each Seller;

(i) resignation letters or written evidence of the removal of each officer, director and manager of each Company Party, duly executed by the appropriate Person(s);

(j) counterparts of a registration rights agreement between Sellers and Ultimate Parent in the form attached hereto as Exhibit F (the “Registration Rights Agreement”), duly executed by Sellers;

(k) documentation, in form and substance, reasonably satisfactory to Purchaser evidencing the completion of the actions required in Section 5.16(b);

(l) signatory change cards for each of the accounts of the Company Parties listed on Schedule 3.28 duly executed by each authorized signatory for the applicable account and all such other documentation reasonably necessary to transfer ownership of such accounts; and

(m) all other documents and instruments reasonably required from Sellers to transfer the Acquired Interests to Purchaser.

Section 8.3 Obligations of Purchaser at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Sellers of their obligations pursuant to Section 8.2, Purchaser and/or Parent, as applicable, shall deliver or cause to be delivered to Sellers the following:

(a) (i) a wire transfer of the Closing Cash Payment, less the Escrow Amount, in same-day funds to Sellers and (ii) the issuance of the Ultimate Parent Shares (in book-entry form) to Sellers by instruction to the Ultimate Parent’s transfer agent or otherwise;

(b) a wire transfer of the Escrow Amount in same-day funds to the Escrow Agent pursuant to the terms of the Escrow Agreement;

(c) a certificate by an authorized corporate officer of Purchaser and Parent, dated as of the Closing, certifying on behalf of Purchaser that the conditions set forth in Section 7.1(a) and Section 7.1(b) have been fulfilled;

(d) a certificate duly executed by the secretary or any assistant secretary of each of Purchaser and Parent, dated as of the Closing, (i) attaching and certifying on behalf of such Party complete and correct copies of (A) the Organizational Documents of such Party, each as in effect as of the Closing, (B) the resolutions of the Board of Directors or other governing body of such Party authorizing the execution, delivery, and performance by such Party of this Agreement and the transactions contemplated hereby, and (C) any required approval by the stockholders of such Party of this Agreement and the transactions contemplated hereby and (ii) certifying on behalf of such Party the incumbency of each officer of such Party executing this Agreement or any document delivered in connection with the Closing;

(e) where notices of approval are received by Purchaser pursuant to a filing or application under Section 5.5, copies of those notices of approval;

(f) evidence of replacement bonds, guarantees, and letters of credit, pursuant to Section 5.11;

(g) counterparts of the Registration Rights Agreement, duly executed by Ultimate Parent;

(h) counterparts of the Escrow Agreement, duly executed by Purchaser, and the Parties shall deliver the Escrow Agreement to the Escrow Agent for execution and delivery by the Escrow Agent; and

(i) counterparts of the Assignment of Acquired Interests, duly executed by Purchaser, and such other documentation as is reasonably required to transfer the Acquired Interests to Purchaser.

ARTICLE 9

TAX MATTERS

Section 9.1 Liability for Taxes.

(a) From and after Closing, Sellers shall, jointly and severally, be liable for, indemnify, and hold harmless Purchaser and the Company Parties and their respective Affiliates from and against (together with all reasonable fees, expenses and costs relating thereto), (i) any Income Taxes imposed by any applicable Laws on any Seller, any of its direct or indirect owners or Affiliates (other than a Company Party), or any combined, unitary, or consolidated group of which any of the foregoing is or was a member for any taxable period (or portion thereof) whether before or after Closing, (ii) any Taxes imposed on, relating to, or incurred by any Company Party attributable to a Pre-Closing Period, (iii) any Taxes of any Consolidated Group (or any member thereof, other than a Company Party) of which any Company Party (or any predecessor thereof) is or was a member on or prior to the Closing Date by reason of Treasury Regulation § 1.1502-6(a) or any analogous or similar foreign, state or local Law, (iv) any Taxes of any other Person for which any Company Party is or has been liable as a transferee or successor, by contract or otherwise, to the extent such Taxes arise out of events, transactions or relationships occurring or existing prior to the Closing, (v) any Taxes imposed on or with respect to the ownership or operation of the Excluded Assets for any taxable period (or portion thereof) whether before or after Closing, and (vi) any Taxes resulting from a breach of any of the representations and warranties set forth in Section 3.7 or in the certificate delivered at Closing pursuant to Section 8.2(c) (determined without regard, in each case, to any materiality or knowledge qualifiers) or a breach by Sellers of any of the covenants set forth in Article 9 (collectively, “Seller Taxes”); provided that no such Tax will constitute a Seller Tax (x) to the extent such Tax was included as a current liability in the final determination of the Effective Time Net Working Capital or (y) to the extent arising from any transaction or action of a Company Party occurring on the Closing Date and after the Closing that occurs outside the ordinary course of business. Notwithstanding anything in this Agreement to the contrary, Seller Taxes shall include any and all Taxes (x) arising out of or in connection with any transaction or action relating to any of the TOM-STACK Purchase Agreement or the TOMPC Purchase Agreement (and the transactions contemplated thereby), (y) imposed on or with respect to the Sooner Entities (including any Taxes resulting from a distribution of, or other transaction involving, the Sooner Entities), or (z) incurred in connection with or relating to any transaction or action described in Section 9.11.

(b) For purposes of Section 9.1(a)(ii): (i) any Taxes attributable to a Straddle Period that are based on or related to income, gains or receipts will be allocated between the Pre-Closing Period and the Post-Closing Period based on an interim closing of the books (such Taxes allocable to the Pre-Closing Period being determined as if such Straddle Period ended as of the end of the day on the Closing Date); (ii) any ad valorem, property or similar Taxes that are imposed on a periodic basis with respect to the assets of any Company Party for a Straddle Period will be allocated between the Pre-Closing Period and the Post-Closing Period based upon the number of days in the applicable Straddle Period falling on or before the Closing Date, on the one hand, and after the Closing Date, on the other hand; (iii) any sales, use and other similar Taxes imposed on a transactional basis (for the avoidance of doubt, not including Taxes described in clause (i)), shall be allocated to the period in which the transaction giving rise to such Taxes occurred, except for Transfer Taxes provided in Section 12.3; and (iv) any severance, production and similar Taxes based upon or measured by the quantity of or the value of the production of Hydrocarbons shall be allocated to the taxable period in which the relevant production occurred. Notwithstanding anything to the contrary herein, any franchise Tax paid or payable with respect to each Company Party shall be allocated to the taxable period during which the income, operations, assets or capital comprising the base of such Tax is measured, regardless of whether the right to do business for another taxable period is obtained by the payment of such franchise Tax.

Section 9.2 Preparation and Filing of Tax Returns.

(a) Sellers shall prepare or cause to be prepared and file or cause to be filed (i) the Company Final Partnership Income Tax Return and the U.S. federal income Tax Return of the Company (and related Schedules K-1) for the Tax period ending on December 31, 2015, (ii) the Felix Energy Final Partnership Income Tax Return and the U.S. federal income Tax Return of Felix Energy (and related Schedules K-1) for the taxable period ending on December 31, 2015, (iii) any Tax Returns (other than the Tax Returns described in clause (i) or (ii) above) of any Company Party for Income Taxes that are imposed on a “flow-through” basis and required to be filed after the Closing Date for taxable periods ending on or prior to the Closing Date, and (iv) any Seller Consolidated Returns, and shall pay, in each case, all Taxes owed with respect to such Tax Returns.

(b) With respect to each Tax return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof (a “Tax Return”) (other than any Tax Return set forth in Section 9.2(a)) that is required to be filed for or by a Company Party after the Closing with respect to a taxable period ending on or before the Closing Date, Sellers shall cause such Tax Return to be prepared. Purchaser will cause such Tax Return to be timely filed and will provide a copy thereof to Sellers. Sellers shall pay Purchaser or its designee in cleared funds an amount equal to the amount of any Seller Taxes with respect to such Tax Return no later than three (3) Business Days prior to the due date (including extensions) for such Tax Returns.

(c) With respect to each Tax Return (other than any Tax Return set forth in Section 9.2(a)) that is required to be filed for or by a Company Party after the Closing with respect to any Straddle Period, Purchaser shall cause such Tax Return to be prepared, shall cause the applicable Company Party to file timely such Tax Return with the appropriate Governmental Authority, and shall pay timely the amount of Taxes shown to be due on such Tax Return (provided, however, Sellers shall pay Purchaser or its designee in cleared funds an amount equal to the amount of any Seller Taxes with respect to such Tax Return no later than the later of (i) three (3) Business Days prior to the due date (including extensions) for such Tax Returns and (ii) ten (10) Business Days after Sellers’ receipt of notice and supporting work papers (or other appropriate documentation) from Purchaser of Sellers’ Liability therefor).

(d) Any Tax Return to be prepared pursuant to the provisions of Sections 9.2(b) and 9.2(c) shall be prepared in a manner consistent with practices, elections, and methods of accounting followed in prior years with respect to similar Tax Returns for the applicable entity, except to the extent otherwise required by applicable Laws.

(e) With respect to Tax Returns to be prepared pursuant to the provisions of Sections 9.2(b) and 9.2(c), the Party responsible under this Agreement for preparing any such Tax Return or causing any such Tax Return to be prepared (the “Tax Return Preparer”) shall prepare and deliver to the other Party a copy of such Tax Return and any schedules, work papers and other documentation then available that are relevant to the preparation of such Tax Return (i) not later than forty-five (45) days before the date on which the Tax Return is due to be filed (taking into account any valid extensions) (the “Due Date”), (ii) in the case of ad valorem property Taxes, within thirty (30) days of receipt of the bill for such ad valorem property Taxes from the applicable Governmental Authority, or (iii) in the case of any such Tax Returns due within sixty (60) days after the Closing Date, as soon as reasonably practicable. The other Party shall have the option of providing to the Tax Return Preparer, at any time at least fifteen (15) days prior to the Due Date, the other Party’s reasonable comments. The Party responsible for filing such Tax Return pursuant to the provisions of Sections 9.2(b) and 9.2(c) shall, subject to Section 9.2(d), cause such Tax Return to be filed in accordance with such reasonable comments.

Section 9.3 Tax Sharing Agreement. Effective as of the Closing, any tax indemnity, sharing, allocation or similar agreement or arrangement (a “Tax Sharing Agreement”) that may be in effect prior to the Closing Date between or among a Company Party, on the one hand, and any Seller or any of its Affiliates (other than the Company Parties), on the other hand, shall be extinguished in full as the Tax Sharing Agreement relates to such Company Party, and any Liabilities or rights existing under any such agreement or arrangement by or with respect to such Company Party shall cease to exist and shall no longer be enforceable as to all past, present and future taxable periods.

Section 9.4 Access to Information.

(a) From and after Closing, each Seller shall grant to Purchaser (or its designees) reasonable access at all reasonable times to the information, books and records relating to a Company Party within the possession of Sellers (including work papers and correspondence with taxing authorities, but excluding work product of and attorney-client communications with any of Sellers’ legal counsel and personnel files), and shall afford Purchaser (or its designees) the right (at Purchaser’s expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to permit Purchaser (or its designees) to prepare Tax Returns, to conduct negotiations with Tax authorities, and to implement the provisions of, or to investigate or defend any claims between the Parties arising under, this Agreement.

(b) From and after Closing, Purchaser shall grant to Sellers (or Sellers’ designees) reasonable access at all reasonable times to the information, books and records relating to any Company Party within the possession of Purchaser or any Company Party (including work papers and correspondence with taxing authorities, but excluding work product of and attorney-client communications with any of Purchaser’s legal counsel and personnel files), and shall afford Sellers (or Sellers’ designees) the right (at Sellers’ expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to permit Sellers (or Sellers’ designees) to prepare Tax Returns, to conduct negotiations with, or contest deficiencies asserted by, Tax authorities, and to implement the provisions of, or to investigate or defend any claims between the Parties arising under, this Agreement.

(c) Each of the Parties hereto will preserve and retain all schedules, work papers and other documents within the Party’s possession relating to any Tax Returns of or with respect to Taxes of any Company Party or to any claims, audits or other proceedings with respect thereto until the latest of (i) the expiration of the statute of limitations (including extensions) applicable to the taxable period to which such documents relate, (ii) the final determination of any controversy with respect to such taxable period, (iii) the final determination of any payments that may be required with respect to such taxable period under this Agreement, and (iv) seven (7) years after the Closing Date.

(d) At either Purchaser’s or Sellers’ request, the other Party shall provide reasonable access to Purchaser’s or Sellers’, as the case may be, and their respective Affiliates’ (including the Company Parties’) personnel who have knowledge of the information described in this Section 9.4.

Section 9.5 Contest Provisions.

(a) From and after Closing, each of Purchaser, on the one hand, and Sellers, on the other hand (as applicable, the “Tax Indemnified Person”), shall notify the chief tax officer (or other appropriate person) of Sellers or Purchaser, as the case may be, in writing within fifteen (15) days of receipt by the Tax Indemnified Person of written notice of any pending or threatened audits, adjustments, claims, examinations, assessments or other similar proceedings with respect to Taxes of any Company Party (a “Tax Audit”) which are likely to affect the Liability for Taxes of such other Party under this Agreement or otherwise. If the Tax Indemnified Person fails to give such timely notice to the other Party, it shall not be entitled to indemnification for any Taxes arising in connection with such Tax Audit if such failure to give notice materially adversely affects the other Party’s right to participate in the Tax Audit.

(b) If such Tax Audit relates to any Pre-Closing Period or Straddle Period for which only Sellers would be liable to indemnify Purchaser under this Agreement, Sellers shall, at their expense, conduct and control the defense and settlement of such Tax Audit. If such Tax Audit relates solely to any Post-Closing Period or Straddle Period for which only Purchaser would be liable under this Agreement, Purchaser shall conduct and control the defense and settlement of such Tax Audit.

(c) If such Tax Audit relates to Taxes for a Straddle Period for which both Sellers and Purchaser could be liable under this Agreement, to the extent practicable, such Tax items will be distinguished and each of Purchaser, on the one hand, and Sellers, on the other hand, shall control, at its own expense, the defense and settlement of those Taxes for which it is so liable. If such Tax Audit relates to a Straddle Period and any Tax item cannot be identified as being a Liability of only Sellers or Purchaser, or cannot be separated from a Tax item for which the other Party is liable, Sellers shall be entitled to control, at their own expense, the defense and settlement of the Tax Audit if Sellers so notify Purchaser within fifteen (15) days of notice of such Tax Audit, provided that Sellers defend the Tax items as reported on the relevant Tax Return in good faith as if Sellers were the only Party with an interest in the Tax item and provided further that Sellers shall not settle such matter without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed. If Sellers do not elect to control the defense and settlement of such Tax Audit, Purchaser shall control the defense and settlement of such Tax Audit; provided, that Sellers shall pay any Tax for which it is otherwise liable under this Article 9. Any expenses from such Straddle Period Tax Audit that relate to a Tax item for which only Purchaser or Sellers are liable shall be borne by such Party. Any other expenses from such Straddle Period Tax Audit shall be borne by Purchaser and Sellers, respectively, in the same proportion as such related Taxes are or would be borne economically by Purchaser and Sellers.

(d) With respect to Pre-Closing Periods and Straddle Periods, any Party whose Liability for Taxes may be affected by a Tax Audit shall be entitled to participate at its expense in such defense and to employ counsel of its choice at its expense, and the Party controlling such Tax Audit shall not settle or compromise such Tax Audit without the other Party’s or Parties’, as applicable, prior written consent (not to be unreasonably withheld, conditioned or delayed).

(e) In the event of a conflict between the provisions of this Section 9.5 and any other provision of this Agreement, this Section 9.5 shall control.

Section 9.6 Post-Closing Actions Which Affect Sellers’ Tax Liability. Except to the extent required by applicable Laws, neither Purchaser, on the one hand, nor Sellers, on the other hand, shall, and they shall not permit their respective Affiliates (including the Company Parties) to, amend any Tax Return of any Company Party with respect to a Pre-Closing Period without the prior written consent of the other.

Section 9.7 Refunds.

(a) The amount of any refunds of Taxes of any Company Party for any Pre-Closing Period shall be for the account of Sellers. Purchaser agrees to pay to Sellers any such refund received (whether by payment, credit, offset or otherwise, and together with any interest thereon) after the Closing by Purchaser or its Affiliates, including the Company Parties, net of any reasonable costs or expenses incurred by Purchaser or its Affiliates in procuring such refund. Purchaser shall provide reasonable cooperation to Sellers and Sellers’ Affiliates in order to take all necessary steps to claim any such refund. Any such refund received by Purchaser, its Affiliates or any Company Party shall be paid to Sellers within thirty (30) days after such refund is received, net of any reasonable costs or expenses incurred by Purchaser or its Affiliates in procuring such refund. Purchaser agrees to notify Sellers within ten (10) days following the discovery of a right to claim any such refund and upon receipt of any such refund. Purchaser agrees, at Sellers’ expense, to (i) claim any such refund as soon as possible after the discovery of a right to claim a refund and (ii) furnish to Sellers all information, records and assistance necessary to verify the amount of the refund or overpayment.

(b) The amount of any refunds of Taxes of any Company Party for any Post-Closing Period shall be for the account of Purchaser. Sellers agree to pay to Purchaser any such refund received (whether by payment, credit, offset or otherwise, and together with any interest thereon), net of any reasonable costs or expenses incurred by Sellers or their Affiliates in procuring such refund, after the Closing by Sellers or their Affiliates, within thirty (30) days after such refund is received.

(c) Purchaser shall not, and shall cause the Company Parties not to, carry back any Tax item of such Company Party arising in any taxable period beginning after the Closing Date to a taxable year ending on or before the Closing Date.

Section 9.8 Cooperation.

(a) Each of Sellers and Purchaser shall provide the other Party with such cooperation and information as it reasonably may request with respect to the Company Parties in filing any Tax Return, amended Tax Return or claim for refund, determining a Liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes. Each Party shall bear its own expenses in complying with the foregoing provisions of this Section 9.8(a).

(b) Purchaser and Sellers further agree, upon request, to use their reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

Section 9.9 Section 754 Election. Sellers shall, prior to the Closing, (a) cause each tax partnership that is scheduled with respect to Section 3.7(l) to either (i) have in effect a valid election under Section 754 of the Code for any taxable year that includes the Closing Date or (ii) obtain all necessary consents therefor; and (b) provide evidence satisfactory to Purchaser that the covenant set forth in clause (a) has been satisfied.

Section 9.10 Like-Kind Exchange. Purchaser may elect to treat the acquisition of the Acquired Interests as an exchange of like-kind property under Section 1031 of the Code (an “Exchange”) provided that the Closing shall not be delayed by reason of the Exchange. Sellers agree to use reasonable efforts to cooperate with Purchaser in the completion of such an Exchange including an Exchange subject to the procedures outlined in Treasury Regulation § 1.1031(k)-1 and/or Internal Revenue Service Revenue Procedure 2000-37. Purchaser shall have the right at any time prior to Closing to assign all or a part of its rights under this Agreement to a qualified intermediary (as that term is defined in Treasury Regulation § 1.1031(k)-1(g)(4)(iii)) or an exchange accommodation titleholder (as that term is defined in Internal Revenue Service Revenue Procedure 2000-37) to effect an Exchange. Each Party acknowledges and agrees that neither an assignment of Purchaser’s rights under this Agreement nor any other actions taken by Purchaser or any other Person in connection with the Exchange shall release any Party from, or modify, any of its Liabilities (including indemnity obligations to each other) under this Agreement, and no Party makes any representations as to any particular Tax treatment that may be afforded to any other Party by reason of such assignment or any other actions taken in connection with the Exchange. If Purchaser elects to treat the acquisition of the Acquired Interests as an Exchange, Purchaser shall be obligated to pay all additional costs incurred hereunder as a result of the Exchange, and in consideration for the cooperation of Sellers, Purchaser shall agree to pay all costs associated with the Exchange and to indemnify and hold Sellers, their Affiliates, and their respective former, current and future partners, members, shareholders, owners, officers, directors, managers, employees, agents and representatives harmless from and against any and all Liabilities and Taxes arising out of, based upon, attributable to or resulting from the Exchange or transactions or actions taken in connection with the Exchange that would not have been incurred by Sellers but for Purchaser’s Exchange election.

Section 9.11 Conversion of Felix Energy GP. On or before December 31, 2015, Sellers shall cause Felix Energy GP, a Delaware corporation, to be converted, by filing a certificate of conversion and a certificate of formation pursuant to Section 18-201 and Section 18-214 of the Delaware Limited Liability Company Act, into a Delaware limited liability company properly classified for U.S. federal income Tax purposes as an entity that is disregarded as separate from the Company in accordance with Treasury Regulations Section 301.7701-3.

ARTICLE 10

TERMINATION AND AMENDMENT

Section 10.1 Termination. This Agreement may be terminated at any time prior to Closing: (i) by the mutual prior written consent of Sellers and Purchaser; (ii) by Sellers or Purchaser, by written notice to the other Party, if the other Party is in material breach of any covenant or a representation in this Agreement, which breach would give rise to the failure of a condition set forth in Article 7 and is incapable of being cured, or is not cured, by such breaching Party within the earlier of (A) thirty (30) days following receipt of written notice from the non-

breaching Party of such breach or (B) the End Date; or (iii) by Sellers or Purchaser, by written notice to the other Party, if Closing has not occurred on or before March 31, 2016 (the “End Date”); provided, however, that no Party shall be entitled to terminate this Agreement under Section 10.1(ii) or Section 10.1(iii) if the Closing has failed to occur because such Party failed to perform or observe in any material respect its representations, warranties, covenants or agreements hereunder; provided further, however, that the End Date shall automatically be extended until the date that is 60 days after the original End Date if, as of the original End Date, all other conditions to the Closing are satisfied or capable of then being satisfied and the sole reason that the Closing has not been consummated is that the condition set forth in Section 7.1(a) of the TOM-STACK Purchase Agreement has not been satisfied.

Section 10.2 Effect of Termination. If this Agreement is terminated pursuant to Section 10.1, this Agreement shall become void and of no further force or effect (except for the provisions of Section 1.2, Section 3.12, Section 4.10, Section 5.1, Section 5.4, Article 10, Section 12.1, Section 12.2, Section 12.4, Section 12.7, Section 12.8, Section 12.9, Section 12.10, Section 12.11, Section 12.12, Section 12.13, Section 12.14, Section 12.15, Section 12.16, Section 12.17, Section 12.18, Section 12.19 and Section 12.20 and of the Confidentiality Agreement, all of which shall continue in full force and effect). Notwithstanding anything to the contrary in this Agreement, the termination of this Agreement under Section 10.1 shall not relieve any Party from Liability for any willful failure to perform or observe in any material respect any of its agreements or covenants contained herein that are to be performed or observed at or prior to Closing. In the event Sellers or Purchaser is entitled to terminate this Agreement under Section 10.1(ii) or (iii) and the other Party has willfully failed to perform or observe in any material respect any of its agreements or covenants contained herein which are to be performed or observed at or prior to Closing, then subject to Section 12.19, the non-breaching Party shall be entitled to all remedies available at law or in equity, including specific performance, and shall be entitled to recover court costs and attorneys’ fees in addition to any other relief to which such Party may be entitled (except as provided in Section 12.18 and Section 12.19).

ARTICLE 11

INDEMNIFICATION; LIMITATIONS

Section 11.1 Indemnification.

(a) From and after Closing, Purchaser shall indemnify, defend and hold harmless Sellers and their current and former Affiliates (other than the Company Parties) and their respective officers, directors, employees and agents from and against all Damages incurred or suffered by such Persons:

(i) caused by or arising out of or resulting from the ownership of the Company Parties or the operation of the E&P Business, whether before or after the Closing Date;

(ii) caused by or arising out of or resulting from Purchaser’s breach of any of Purchaser’s covenants or agreements contained in this Agreement; or

(iii) caused by or arising out of or resulting from any breach of any representation or warranty made by Purchaser contained in Article 4 of this Agreement or in the certificate delivered at Closing pursuant to Section 8.3(c);

but excepting in each case Damages against which any Seller would be required to indemnify Purchaser under Section 11.1(b) at the time the claim notice is presented by Purchaser.

Without limiting in any manner the provisions of this Section 11.1(a), in addition to Damages resulting from third-party claims, the indemnification obligations of Purchaser pursuant to Section 11.1(a) and the term “Damages” as used in this Section 11.1(a) are intended to and do cover Damages incurred by Sellers which (i) arise from the breach of this Agreement or any documents contemplated by this Agreement by Purchaser and (ii) do not involve any third-party claim.

(b) From and after Closing, each Seller shall, jointly and severally, indemnify, defend and hold harmless Purchaser, its current and former Affiliates and its and their respective officers, directors, employees and agents against and from all Damages incurred or suffered by such Persons:

(i) caused by or arising out of or resulting from (a) such Seller’s or any Company Party’s breach of any of such Seller’s or Company Party’s covenants or agreements contained in this Agreement or (b) Sellers’ breach of the representation and warranty in Section 6.8;

(ii) caused by or arising out of or resulting from any breach of any representation or warranty made by Sellers or the Company contained in Article 3 of this Agreement, or in the certificates delivered at Closing pursuant to Section 8.2(b) and Section 8.2(c); or

(iii) caused by or arising out of or resulting from the following matters (the “Retained Liabilities”):

(A)	the Excluded Assets;

(B)	any third party injury, death or property damage occurring on the Company Properties prior to the Closing Date;

(C)	any Seller Taxes;

(D)

those actions, suits, proceedings, or litigation relating to the Company Properties and for which a Company Party has been served prior to the Closing Date, except for any matters described on Schedule 11.1(b)(iii)(D);

(E)	any civil fines or penalties or criminal sanctions imposed on a Company Party to the extent resulting from any pre-Closing violation of Law;

(F)

any Liability that is the result of any off-site disposal or transport for disposal, or arrangement for off-site disposal or transport for disposal, of any Hazardous Materials from any Company Property operated by a Company Party prior to Closing;

(G)

the accounting for, failure to pay or the incorrect payment by Company Parties to any royalty owner, overriding royalty owner, working interest owner or other interest holder under any Company Property, insofar as the same are attributable to periods and Hydrocarbons produced and marketed prior to the Closing Date (excluding payment obligations relating to the Suspended Funds held by the Company Parties as of the Closing Date);

(H)	any Retained Employee Liabilities;

(I)	any Liability owed by a Company Party to a Seller or its Affiliates (other than the Company Parties) attributable to any arrangement in effect prior to the Closing Date; and/or

(J)	any Liability arising from a Derivative or Third-Party Loan entered into by a Company Party prior to the Closing Date.

(iv) Without limiting in any manner the provisions of this Section 11.1(b), in addition to Damages resulting from third-party claims, the indemnification obligations of Sellers pursuant to Section 11.1(b) and the term “Damages” as used in this Section 11.1(b) are intended to and do cover Damages incurred by Purchaser which (i) arise from the breach of this Agreement or any documents contemplated by this Agreement by Sellers and (ii) do not involve any third-party claim.

(c) Notwithstanding anything to the contrary contained in this Agreement, from and after Closing, Sellers’ and Purchaser’s exclusive remedy against each other with respect to breaches of the representations, warranties, covenants and agreements of the Parties contained in Articles 3, 4, 5, 6 and 9 and the affirmations of such representations, warranties, covenants and agreements contained in the certificates delivered by each Party at Closing pursuant to Section 8.2(b), Section 8.2(c) or Section 8.3(c), as applicable, is set forth in this Section 11.1, or with respect to Environmental Defects (but excluding any breach of the representations or warranties under Section 3.8(d)) or Title Defects, in Article 6. Except for the remedies contained in Article 6, this Section 11.1 and Section 10.2, and any other remedies available to the Parties at law or in equity for breaches of provisions of this Agreement other than Articles 3, 4, 5, 6 and 9, from and after the Closing, Sellers release, remise and forever discharge, waive and covenant not to sue Purchaser, the Company Parties (including claims against the Company Parties with respect to any breach by any Company Party of this Agreement), their Affiliates and all such Persons’ stockholders, officers, directors, employees, agents, advisors and representatives, and Purchaser releases, remises and forever discharges, waives and covenants not to sue Sellers, their Affiliates and all such Persons’ stockholders, officers, directors, employees, agents, advisors and representatives, in each case, from or for any and all Damages based on, relating to or arising out of this Agreement or any Seller’s or Company Party’s ownership, use or operation of the assets of the E&P Business, or the condition, quality, status or nature of the assets of the E&P Business, including rights to cost recovery or contribution under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, claims under any other Environmental Laws, breaches of statutory and implied warranties, nuisance or other tort actions, rights to punitive damages, common law rights of contribution, or any rights under insurance policies issued or underwritten by the other Party or Parties or any of its or their Affiliates. Without limiting the generality of the preceding sentence, Purchaser agrees that from and after Closing its only remedy with respect to any Seller’s breach of its covenants and agreements in Articles 5 or 9 shall be the indemnity of Sellers in Section 11.1(b), as limited by the terms of this Article 11.

(d) “Damages” means, subject to Section 12.18, the amount of any actual liability, loss, cost, expense, claim, award, judgment, violations, filings, investigations, administrative proceedings, actions, causes of action, suits, other legal proceedings, assessments, damages, deficiencies, Taxes, penalties, fines, obligations, responsibilities, payments and other charges (including costs and expense of operating the Company Properties) of any kind or character (whether known or unknown, fixed or unfixed, conditional or unconditional, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, contingent, or other legal theory) incurred or suffered by any Indemnified Person arising out of or resulting from the indemnified matter, whether attributable to personal injury, death, property or natural environmental resource damage, contract claims, torts or otherwise, including reasonable fees and expenses of attorneys, consultants, accountants or other agents and experts reasonably incident to matters indemnified against, and the costs of Remediation of such matters, and the costs of enforcement of the indemnity. Notwithstanding the foregoing, except in the event of fraud or willful breach of this Agreement by any Seller, Purchaser shall not be entitled to indemnification under Section 11.1(b)(ii) (other than with respect to the Fundamental Representations and the representations and warranties in Section 3.7 (Taxes)), for any Liability that does not individually exceed One Hundred Fifty Thousand Dollars ($150,000).

(e) Any claim for indemnity under this Section 11.1 by any current or former Affiliate, director, officer, employee or agent must be brought and administered by the applicable Party to this Agreement. No Indemnified Person other than Sellers and Purchaser shall have any rights against any Seller or Purchaser under the terms of this Section 11.1 except as may be exercised on its behalf by Purchaser or Sellers, as applicable, pursuant to this Section 11.1(e). Each of Sellers and Purchaser may elect to exercise or not exercise indemnification rights under this Section 11.1(e) on behalf of the other Indemnified Persons affiliated with it in its sole discretion and shall have no Liability to any such other Indemnified Person for any action or inaction under this Section 11.1(e).

(f) After becoming aware of any fact, event, circumstance or condition that has given rise to or would reasonably be expected to give rise to any Damages, the Indemnified Persons shall use commercially reasonable efforts to mitigate Damages, for which efforts such Indemnified Persons are entitled or may be entitled to indemnification under this Section 11.1.

(g) The Parties shall treat, for U.S. federal income Tax purposes, any amounts paid under this Article 11 as an adjustment to the Purchase Price, which adjusted shall be reflected in the Final Section 2.2(b) Schedule in the manner provided in Section 2.2.

Section 11.2 Indemnification Actions. All claims for indemnification under Section 11.1 shall be asserted and resolved as follows:

(a) For purposes of this Article 11, the term “Indemnifying Person” when used in connection with particular Damages means the Person having an obligation to indemnify another Person or Persons with respect to such Damages pursuant to this Article 11, and the term “Indemnified Person” when used in connection with particular Damages means a Person having the right to be indemnified with respect to such Damages pursuant to this Article 11 (including those Persons identified in Section 11.1(e)).

(b) To make a claim for indemnification under Section 11.1, an Indemnified Person shall notify the Indemnifying Person of its claim, including the specific details of and specific basis under this Agreement for its claim (the “Claim Notice”). The amount claimed shall be paid by the Indemnifying Person to the extent required herein within thirty (30) days after receipt of the Claim Notice, or after the amount of such payment has been finally established, whichever last occurs. In the event that the claim for indemnification is based upon a claim by a third Person against the Indemnified Person (a “Claim”), the Indemnified Person shall provide its Claim Notice within thirty (30) days after the Indemnified Person has received a written claim from such third Person and shall enclose a copy of all papers (if any) served with respect to the Claim; provided that the failure of any Indemnified Person to give notice of a Claim as provided in this Section 11.2 shall not relieve the Indemnifying Person of its obligations under Section 11.1 except to the extent such failure materially prejudices the Indemnifying Person’s ability to defend against the Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement that was inaccurate or breached.

(c) In the case of a claim for indemnification based upon a Claim, the Indemnifying Person shall have thirty (30) days from its receipt of the Claim Notice to notify the Indemnified Person whether it admits or denies its obligation to defend the Indemnified Person against such Claim under this Article 11. The Indemnified Person may, during such thirty (30) day period and upon ten (10) days’ prior written notice to the Indemnifying Person, file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Person and that is not prejudicial to the Indemnifying Person.

(d) If the Indemnifying Person admits its obligation, it shall have the right and obligation to defend, at its sole cost and expense, the Claim, and the Indemnifying Person shall conduct such defense diligently with counsels reasonably satisfactory to the Indemnified Person. The Indemnified Person may retain separate co-counsel at its sole cost and expense and participate in the defense of the Claim. Notwithstanding the foregoing, if counsel for the Indemnified Person reasonably determines that there is a conflict between the positions of the Indemnifying Person and the Indemnified Person in conducting the defense of such Claim or that there are legal defenses available to such Indemnified Person different from or in addition to those available to the Indemnifying Person, then one counsel for the Indemnified Person shall be entitled, if the Indemnified Person so elects, to participate in or conduct the defense to the extent reasonably determined by such counsel to protect the interests of the Indemnified Person, at the expense of the Indemnifying Person; provided that in no event shall the Indemnifying Person be required to pay the fees and expenses of more than one counsel selected by the Indemnified Person. If requested by the Indemnifying Person, the Indemnified Person agrees to cooperate in contesting any Claim which the Indemnifying Person elects to contest (provided, however, that the Indemnified Person shall not be required to bring any counterclaim or cross-complaint against any Person). The Indemnified Person may participate in, but not control, any defense or settlement of any Claim controlled by the Indemnifying Person pursuant to this Section 11.2(d). No settlement of a Claim may be made by the Indemnifying Person without the written consent of the Indemnified Person, such consent not to be unreasonably withheld.

(e) If the Indemnifying Person does not admit its obligation or admits its obligation but fails to defend or settle the Claim, then the Indemnified Person shall have the right to defend against the Claim (at the sole cost and expense of the Indemnifying Person, if the Indemnified Person is entitled to indemnification hereunder), with counsel of the Indemnified Person’s choosing. If the Indemnifying Person has not yet admitted its obligation to indemnify the Indemnified Person, the Indemnified Person shall send written notice to the Indemnifying Person of any proposed settlement and the Indemnifying Person shall have the option for ten (10) days following receipt of such notice to (i) admit in writing its obligation for indemnification with respect to such Claim and assume the defense thereof or (ii) if the Indemnifying Person fails to assume such defense within the time period provided above, the Indemnified Person may settle the same in the Indemnified Person’s reasonable discretion at the Indemnifying Person’s expense.

(f) In the case of a claim for indemnification not based upon a Claim, the Indemnifying Person shall have thirty (30) days from its receipt of the Claim Notice to (i) completely cure the Damages complained of, (ii) admit its obligation to provide indemnification with respect to such Damages or (iii) dispute the claim for such Damages. If the Indemnifying Person does not notify the Indemnified Person within such thirty (30) day period that it has completely cured the Damages or that it disputes the claim for such Damages, the Indemnifying Person shall be conclusively deemed obligated to provide indemnification hereunder.

Section 11.3 Limitation on Actions.

(a) The right to assert an indemnification claim with respect to the representations and warranties of Sellers, the Company and Purchaser in Articles 3 and 4, and the corresponding representations and warranties given in the certificates delivered at Closing pursuant to Section 8.2(b), Section 8.2(c) or Section 8.3(c), as applicable, shall survive the Closing for twelve (12) months, except that the right to assert an indemnification claim with respect to the representations and warranties of Sellers and/or the Company, as applicable, (i) in Section 3.1 (Sellers), Section 3.2 (The Company), Section 3.3 (Subsidiaries) and Section 3.12 (Liability for Brokers’ Fees) (such representations and warranties being collectively, the “Fundamental Representations”) shall survive the Closing without time limit, (ii) in Section 3.7 (Taxes) shall survive the Closing until ninety (90) days after the expiration of the applicable statute of limitations, and (iii) in Section 3.8 (Environmental Laws) (other than Section 3.8(d)) shall terminate as of the Closing.

(b) The right to assert an indemnification claim for the breach of any other covenant or agreement of the Parties in this Agreement: (i) that is to be performed at or prior to Closing shall survive the Closing for twelve (12) months; or (ii) that is to be performed following Closing shall survive until twelve (12) months following the period provided in such covenants and agreements, if any, or until fully performed, except that the right to assert an indemnification claim with respect to the covenants set forth in Article 9 shall survive the Closing until ninety (90) days after the expiration of the applicable statute of limitations.

(c) The right to assert an indemnification claim with respect to the Retained Liabilities of Sellers shall survive the Closing for twenty-four (24) months, except that the right to assert an indemnification claim with respect to any and all Seller Taxes shall survive the Closing until ninety (90) days after the expiration of the applicable statute of limitations.

Representations, warranties, covenants and agreements shall be of no further force and effect after the date of the expiration of a right to assert an indemnification claim with respect thereto, provided that there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such a representation, warranty, covenant or agreement prior to the applicable expiration date.

(d) The indemnities in Section 11.1(a)(ii), Section 11.1(a)(iii), Section 11.1(b)(i) and Section 11.1(a)(ii) shall terminate as of the termination date of each respective representation, warranty, covenant or agreement that is subject to indemnification, except in each case as to matters for which a specific written claim for indemnity has been delivered to the Indemnifying Person on or before such termination date. The indemnity in Section 11.1(a)(i) shall continue without time limit. The indemnity in Section 11.1(b)(iii) shall continue in accordance with Section 11.3(c).

(e) Except in the event of fraud or willful breach of this Agreement by any Seller, no Seller shall have any Liability for any indemnification under Section 11.1(b)(ii), other than with respect to the Fundamental Representations and the representations and warranties in Section 3.7 (Taxes), until and unless the aggregate amount of the Liability for all Damages for which Claim Notices are delivered by Purchaser exceed Nineteen Million Dollars ($19,000,000), and then only to the extent such Damages exceed such amount.

(f) Notwithstanding anything to the contrary contained elsewhere in this Agreement, except in the event of fraud or willful breach of this Agreement by any Seller, no Seller shall be required to indemnify Purchaser under Section 11.1(b)(ii), other than with respect to the Fundamental Representations and the representations and warranties in Section 3.7 (Taxes), for aggregate Damages in excess of One Hundred Forty Two Million Five Hundred Thousand Dollars ($142,500,000).

(g) Notwithstanding anything herein to the contrary, for purposes of determining the amount of any Damages (but not for the purpose of determining whether or not such representation or warranty has been breached) for which any Indemnifying Person is obligated to indemnify under Section 11.1(a)(iii) or Section 11.1(b)(ii), such Damages shall be determined and calculated by excluding and without giving effect to any qualifiers as to materiality or Material Adverse Effect set forth in any representation or warranty or any closing certificate delivered pursuant to Section 8.2(b), Section 8.2(c) or Section 8.3(c).

(h) The amount of any Damages for which an Indemnified Person is entitled to indemnity under this Article 11 shall be reduced by the amount of insurance proceeds actually realized by the Indemnified Person or its Affiliates with respect to such Damages (net of any collection costs, including all the costs and expenses incurred by third parties in investigating, prosecuting, defending and collecting such recovered amount and, any deductibles paid to obtain insurance coverage, and excluding the proceeds of any insurance policy issued or underwritten by the Indemnified Person or its Affiliates, any retrospective insurance policies and any captive insurance policies).

(i) Notwithstanding anything to the contrary contained herein, all payments made or to be made under this Article 11 to Purchaser shall be made by Sellers by payment in cash and not via the return of any Ultimate Parent Shares.

(j) Notwithstanding anything to the contrary in this Agreement, no Party shall have any Liability for, and shall not be required to pay to any other Party, any amounts pursuant to this Agreement to the extent such amounts were actually taken into account in determining any other amounts actually paid between Sellers and Purchaser pursuant to this Agreement, including, but not limited to, in determining the Effective Time Net Working Capital and any other adjustments to the Unadjusted Purchase Price described herein.

Section 11.4 Escrow Claims.

(a) Subject to the applicable limitations set forth in Article 6, any amounts due by Sellers to Purchaser for any Title Defect shall be first satisfied from the Escrow Amount; provided, however, if the aggregate amount of the Title Defects exceeds Ninety Five Million Dollars ($95,000,000), Purchaser may, in its sole discretion, require a payment from Sellers for such excess Title Defects rather than from the remaining Escrow Amount. Subject to the applicable limitations set forth in this Article 11, any amounts due by a Seller to Purchaser pursuant to this Article 11 will be first satisfied from the Escrow Amount. To the extent that Purchaser is determined to be owed by Sellers amounts in excess of the Escrow Amount, Purchaser may seek payment for such amounts from Sellers.

(b) If Sellers do not dispute any claim made by Purchaser against Sellers, at Purchaser’s written election, Sellers and Purchaser shall provide written instructions to the Escrow Agent in accordance with the Escrow Agreement to disburse to Purchaser the amount of the undisputed claim. If Sellers do dispute any claim made by Purchaser, then upon final determination of the Title Defect Amount or Liability (or a settlement between the applicable Parties), as applicable, with respect to such claim, at Purchaser’s written election, Sellers and Purchaser shall provide written instructions to the Escrow Agent to disburse to Purchaser the amount determined by such final determination or settlement to be due and which amount is then remaining in the Escrow Account of Sellers.

(c) On the date that is five (5) Business Days after the Determination Date, Purchaser and Sellers shall instruct the Escrow Agent to release to Sellers the then existing amount of the Escrow Amount, save and except (i) One Hundred Forty Two Million Five Hundred Thousand Dollars ($142,500,000) plus (ii) the aggregate amount of all Disputed Title Amounts that have not been resolved as of such date. On the date that is nine (9) months after the Closing Date, Purchaser and Sellers shall instruct the Escrow Agent to release to Sellers the then existing amount of the Escrow Amount, save and except (x) Ninety-Five Million Dollars ($95,000,000), plus (y) the aggregate amount of all unsatisfied claims for indemnification that Purchaser has made against Sellers on or before such date pursuant to this Article 11 and which are subject to satisfaction (in whole or in part) from the Escrow Amount and plus (z) the aggregate amount of all Disputed Title Amounts that have not been resolved as of such date. On the date that is twelve (12) months after the Closing Date, Purchaser and Sellers shall instruct the Escrow Agent to release to Sellers the then existing amount of the Escrow Amount, save and except (y) the aggregate amount of all unsatisfied claims for indemnification that Purchaser has made against Sellers on or before such date pursuant to this Article 11 and which are subject to satisfaction (in whole or in part) from the Escrow Amount plus (z) the aggregate amount of all Disputed Title Amounts that have not been resolved as of such date.

(d) At any time, the Parties may jointly instruct, in the manner provided in the Escrow Agreement, the Escrow Agent to transfer all or a portion of the remaining balance of the Escrow Account to either Sellers or Purchaser, as the Parties may agree.

ARTICLE 12

MISCELLANEOUS

Section 12.1 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement. Delivery of an executed counterpart signature page by email (in pdf format) is as effective as executing and delivering this Agreement in the presence of the other Parties to this Agreement.

Section 12.2 Notices. All notices that are required or may be given pursuant to this Agreement shall be sufficient in all respects if given in writing, in English and delivered personally, by email (in pdf format), by recognized courier service, by U.S. certified mail, postage prepaid, return receipt requested, or by Federal Express overnight delivery (or other reputable overnight delivery service), as follows:

If to any Seller:

Felix Energy, LLC

1530 16th Street, Suite 500

Denver, Colorado 80202

Attention: Michael D. Horton, Vice President – Land

Telephone: 720-974-2058

Email: michaelh@felix-energy.com

with a copy to:

Locke Lord LLP

600 Travis, Suite 2800

Houston, Texas 77002

Attention: Mitchell A. Tiras

Telephone: 713-226-1144

Email: MTiras@lockelord.com

If to Purchaser and/or

Purchaser Parent:

Devon Energy Production Company, L.P.

333 West Sheridan Avenue

Oklahoma City, Oklahoma 73102-5015

Attention: Mr. David G. Harris,

Senior Vice President, Business Development

Telephone: 405-228-2888

Email: David.Harris@dvn.com

with a copy to:

Devon Energy Production Company, L.P.

333 West Sheridan Avenue

Oklahoma City, Oklahoma 73102-5015

Attention: Mr. Lyndon C. Taylor,

Executive Vice President and General Counsel

Telephone: 405-228-2800

Email: Lyndon.Taylor@dvn.com

with a copy to:

Devon Energy Production Company, L.P.

333 West Sheridan Avenue

Oklahoma City, Oklahoma 73102-5015

Attention: Mr. John D. Raines,

Vice President, Land and Regulatory

Telephone: 405-228-4480

Email: John.Raines@dvn.com

If to Ultimate Parent:

Devon Energy Corporation

333 West Sheridan Avenue

Oklahoma City, Oklahoma 73102-5015

Attention: Mr. David G. Harris,

Senior Vice President, Business Development

Telephone: 405-228-2888

Email: David.Harris@dvn.com

with a copy to:

Devon Energy Corporation

333 West Sheridan Avenue

Oklahoma City, Oklahoma 73102-5015

Attention: Mr. Lyndon C. Taylor,

Executive Vice President and General Counsel

Telephone: 405-228-2800

Email: Lyndon.Taylor@dvn.com

with a copy to:

Devon Energy Corporation

333 West Sheridan Avenue

Oklahoma City, Oklahoma 73102-5015

Attention: Mr. John D. Raines,

Vice President, Land and Regulatory

Telephone: 405-228-4480

Email: John.Raines@dvn.com

Any notice shall be deemed to have been duly delivered upon the earliest of (a) if delivered personally or by recognized courier service, then upon the actual receipt by the Party hereto to be notified; (b) if sent by U.S. certified mail, postage prepaid, return receipt requested, then the date shown as received on the return notice; (c) if by email, then upon an affirmative reply by email by the intended recipient that such email was received (provided that, for the avoidance of doubt, an automated response from the email account or server of the intended recipient shall not constitute an affirmative reply); or (d) if by Federal Express overnight delivery (or other reputable overnight delivery service), the date shown on the notice of delivery. Each Party may change its address for notice by notice to the other in the manner set forth above.

Section 12.3 Sales or Use Tax, Recording Fees and Similar Taxes and Fees. Notwithstanding anything to the contrary in Article 9, Purchaser shall be solely responsible for any and all sales, use, excise, real property transfer, registration, documentary, stamp or transfer Taxes, recording fees and similar Taxes and fees incurred and imposed upon, or with respect to, the property transfers to Purchaser contemplated hereby, if any (“Transfer Taxes”). Should any Seller, the Company or any Affiliate of any of them pay prior to Closing, or should any Seller or any continuing Affiliate of any Seller pay after Closing, any amount for which Purchaser is liable under this Section 12.3, Purchaser shall, promptly following receipt of such Seller’s invoice, reimburse the amount paid. Sellers shall provide commercially reasonable assistance to Purchaser in establishing the applicability of any exemption from sales, use, real property transfer or any other Transfer Taxes that is based wholly or partially on facts and information related to Sellers.

Section 12.4 Expenses. Except as provided in Section 5.5 and in Section 12.3, all expenses incurred by Sellers (or by any Company Party) in connection with or related to the authorization, preparation or execution of this Agreement, and the Exhibits, Annexes and Schedules hereto and thereto, and all other documents to be delivered at the Closing, including all fees and expenses of counsel, accountants and financial advisers employed by Sellers, shall be borne solely and entirely by Sellers, and all such expenses incurred by Purchaser shall be borne solely and entirely by Purchaser.

Section 12.5 Company Records.

(a) Within two (2) Business Days after the Closing Date, Sellers shall deliver or cause to be delivered to Purchaser original copies of the Company Records.

(b) Sellers may retain the Excluded Company Records and a copy of those Company Records relating to Tax and accounting matters and shall provide Purchaser with the original copies of such Company Records that pertain to (i) non-Income Tax matters related to the Company Parties; or (ii) non-unitary state income Tax Returns to the extent such Tax Returns are reasonably necessary to satisfy Purchaser’s Tax Return filing obligations under Section 9.2 or applicable Laws.

(c) Purchaser, for a period of seven (7) years following the Closing (and subject to Purchaser’s additional obligations under Section 9.4(c)), shall:

(i) retain the Company Records; and

(ii) provide Sellers, their Affiliates, and their respective officers, employees and representatives with access, during normal business hours, to materials received or produced after Closing relating to:

(A)	Sellers’ obligations under Article 9 (including to prepare Tax Returns and to conduct negotiations with Tax Authorities); or

(B)

any claim for indemnification made under Section 11.1 of this Agreement (excluding, however, attorney work product and attorney-client communications arising out of or relating to any such claim being brought by Purchaser under this Agreement);

for review and copying at Sellers’ expense and to the Company’s and its Affiliates’ personnel for the purpose of discussing any such matter or claim.

(d) After the Closing Date, Sellers will preserve all information, records or documents in its possession relating to Taxes with respect to the Acquired Interests, the Company Parties or the Company Properties for all Pre-Closing Periods until the period provided in Section 9.4(c).

Section 12.6 Name Change. Within ten (10) days after the Closing Date, Purchaser shall make the filings required in each Company Party’s jurisdiction of organization to eliminate the name “Felix” and any variants thereof from the name of each Company Party. As promptly as practicable, but in any case within ninety (90) days after the Closing Date, Purchaser shall (i) make all other filings (including assumed name filings) required to reflect the change of name in all applicable records of Governmental Authorities and (ii) eliminate the use of the name “Felix” and variants thereof from the assets of the E&P Business and the E&P Business, and, except with respect to such grace period for eliminating existing usage, shall have no right to use any logos, trademarks or trade names belonging to any Seller or any of its Affiliates. Purchaser shall be solely responsible for any direct or indirect costs or expenses resulting from the change in use of name, and any resulting notification or approval requirements.

Section 12.7 Governing Law. This Agreement will be interpreted, construed and enforced in accordance with the laws of the State of Oklahoma, without giving effect to any rules or principles of conflicts of law that might otherwise refer to the laws of another jurisdiction.

Section 12.8 Dispute Resolution. The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, except as provided in Section 12.19, each of the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the state or federal courts located in Harris County, Texas. Each Party consents to personal jurisdiction in any action brought in the state or federal courts located in Harris County, Texas with respect to any dispute, claim or controversy arising out of or in relation to or in connection with this Agreement (including any claims made in contract, tort or otherwise relating to this Agreement or the transactions contemplated hereby), and each of the Parties hereto agrees that any action instituted by it against the other with respect to any such dispute, controversy or claim (except to the extent a dispute, controversy, or claim arising out of or in relation to or in connection with the allocation of the Purchase Price pursuant to Section 2.2 or the determination of the final Cash Purchase Price pursuant to Section 2.4(b) is referred to an expert pursuant to those Sections) will be instituted exclusively in the state or federal courts located in Harris County, Texas. THE PARTIES HEREBY UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST ANOTHER IN ANY MATTER WHATSOEVER ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THIS AGREEMENT. THIS JURY WAIVER HAS BEEN ENTERED INTO KNOWINGLY AND VOLUNTARILY BY ALL PARTIES TO THIS AGREEMENT.

Section 12.9 Captions. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

Section 12.10 Waivers. Any failure by any Party to comply with any of its obligations, agreements or conditions herein contained may be waived by the Party to whom such compliance is owed by an instrument signed by the Party to whom compliance is owed and expressly identified as a waiver, but not in any other manner. No waiver of, or consent to a change in, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

Section 12.11 Assignment. Except as set forth in Section 9.10, no Party shall assign or otherwise transfer all or any part of this Agreement, nor shall any Party delegate any of its rights or duties hereunder, without the prior written consent of the other Parties and any transfer or delegation made without such consent shall be void; provided, however, (i) following Closing, any Seller shall have the right to assign its rights under this Agreement to an Affiliate so long as such Affiliate or Affiliates assume all of such Seller’s obligations hereunder, but such assignment will not relieve such Seller of its obligations hereunder in the event of the failure of performance by such assignee and (ii) Purchaser shall have the right to assign its rights under this Agreement to an Affiliate so long as such Affiliate or Affiliates assume all of Purchaser’s obligations hereunder, but such assignment will not relieve Purchaser of its obligations hereunder in the event of the failure of performance by such assignee. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.

Section 12.12 Entire Agreement. The Confidentiality Agreement, this Agreement, the Escrow Agreement, the Confidentiality and Non-Competition Agreements, the Registration Rights Agreement and the documents to be executed hereunder and the Exhibits, Annexes and Schedules attached hereto constitute the entire agreement among the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof.

Section 12.13 Amendment. This Agreement may be amended or modified only by an agreement in writing signed by Sellers and Purchaser and expressly identified as an amendment or modification.

Section 12.14 No Third-Person Beneficiaries. Nothing in this Agreement shall entitle any Person other than Purchaser and Sellers to any claim, cause of action, remedy or right of any kind, except the rights expressly provided to the Persons described in Section 5.4, Section 5.14, Section 11.1(e) and Section 12.8.

Section 12.15 Headings. Headings have been provided for the sections of this Agreement, the Schedules, Annexes and Exhibits for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 12.16 References. In this Agreement:

(a) references to any gender includes a reference to all other genders;

(b) references to the singular includes the plural, and vice versa;

(c) reference to any Article or Section means an Article or Section of this Agreement;

(d) reference to any Exhibit, Annex or Schedule means an Exhibit, Annex or Schedule to this Agreement, all of which are incorporated into and made a part of this Agreement;

(e) unless expressly provided to the contrary, “hereunder,” “hereof,” “herein” and words of similar import are references to this Agreement as a whole and not any particular Section or other provision of this Agreement;

(f) unless expressly provided to the contrary, the word “or” is not exclusive;

(g) references to “$” or “Dollars” means United States Dollars; and

(h) “include” and “including” means include or including without limiting the generality of the description preceding such term.

Section 12.17 Construction. Each of Sellers and Purchaser has had the opportunity to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby. This Agreement is the result of arm’s-length negotiations from equal bargaining positions. It is expressly agreed that this Agreement shall not be construed against any Party, and no consideration shall be given or presumption made, on the basis of who drafted this Agreement or any particular provision thereof.

Section 12.18 Limitation on Damages. NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, THE PARTIES ACKNOWLEDGE THAT THIS AGREEMENT DOES NOT AUTHORIZE EITHER SELLERS OR PURCHASER TO MAKE CLAIMS, INCLUDE IN CALCULATION OR SUE FOR OR COLLECT FROM THE OTHER PARTY ITS OWN PUNITIVE, CONSEQUENTIAL, SPECIAL OR INDIRECT DAMAGES IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY (OTHER THAN PUNITIVE, CONSEQUENTIAL, SPECIAL OR INDIRECT DAMAGES SUFFERED BY THIRD PERSONS FOR WHICH RESPONSIBILITY IS ALLOCATED

BETWEEN THE PARTIES PURSUANT TO THE TERMS OF THIS AGREEMENT), AND EACH OF SELLERS AND PURCHASER EXPRESSLY WAIVES FOR ITSELF AND ON BEHALF OF ITS AFFILIATES, ANY AND ALL CLAIMS IT MAY HAVE AGAINST THE OTHER PARTY FOR ITS OWN SUCH DAMAGES IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12.19 Specific Performance. Each of the Parties acknowledges that its obligations hereunder are unique and that remedies at law, including monetary damages, will be inadequate in the event it should default in the performance of its obligations under this Agreement. Accordingly, in the event of any breach of any agreement, representation, warranty or covenant set forth in this Agreement, Purchaser, in the case of a breach by Sellers or any Company Party, and Sellers, in the case of a breach by Purchaser, may be entitled to equitable relief, without the proof of actual damages, including in the form of an injunction or injunctions or orders for specific performance to prevent breaches of this Agreement and to order the defaulting Party to affirmatively carry out its obligations under this Agreement, and each of the Parties hereby waives any defense to the effect that a remedy at law would be an adequate remedy for such breach. Such equitable relief shall be in addition to any other remedy to which each of the Parties are entitled to at law or in equity as a remedy for such nonperformance, breach or threatened breach. Each of the Parties hereby waives any requirements for the securing or posting of any bond with such equitable remedy. The foregoing shall not be deemed to be or construed as a waiver or election of remedies by any of the Parties, each of whom expressly reserves any and all rights and remedies available to it at law or in equity in the event of any breach or default by the others under this Agreement prior to the Closing. Notwithstanding the foregoing, in no event shall Sellers be entitled to exercise the rights and remedies set forth in this Section 12.19 in connection with any failure of Purchaser or Parent to consummate the Closing.

Section 12.20 Time of Essence. This Agreement contains a number of dates and times by which performance or the exercise of rights is due, and the Parties intend that each and every such date and time be the firm and final date and time, as agreed. For this reason, each of Sellers and Purchaser hereby waives and relinquishes any right it might otherwise have to challenge its failure to meet any performance or rights election date applicable to it on the basis that its late action constitutes substantial performance, to require the other Party to show prejudice, or on any equitable grounds. Without limiting the foregoing, time is of the essence in this Agreement. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day which is a Business Day.

[SIGNATURE PAGE FOLLOWS.]

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties as of the Execution Date.

COMPANY:	FELIX ENERGY HOLDINGS, LLC

	By:	/s/ Skye A. Callantine
	Name:	Skye A. Callantine
	Title:	Manager

SELLER:	ENCAP FEX HOLDINGS, LLC

	By:	EnCap Energy Capital Fund IX, L.P.,
its sole member

	By:	EnCap Equity Fund IX GP, L.P.,
its general partner

	By:	EnCap Investments L.P.,
its general partner

	By:	EnCap Investments GP, L.L.C.
its general partner

	By:	/s/ D. Martin Phillips
	Name:	D. Martin Phillips
	Title:	Authorized Signatory

SELLER:	FELIX STACK INVESTMENTS, LLC

	By:	/s/ Skye A. Callantine
	Name:	Skye A. Callantine
	Title:	Manager

[SIGNATURE PAGE TO

THE PURCHASE AND SALE AGREEMENT]

PURCHASER:	DEPCO DELAWARE, L.L.C.
By: Devon Energy Production Company, L.P., its sole member

	By:	/s/ David A. Hager
	Name:	David A. Hager
	Title:	President and Chief Executive Officer

PURCHASER	DEVON ENERGY PRODUCTION COMPANY, L.P.
PARENT:

	By:	/s/ David A. Hager
	Name:	David A. Hager
	Title:	President and Chief Executive Officer

ULTIMATE	DEVON ENERGY CORPORATION
PARENT:

	By:	/s/ David A. Hager
	Name:	David A. Hager
	Title:	President and Chief Executive Officer

[SIGNATURE PAGE TO

THE PURCHASE AND SALE AGREEMENT]